Form 20-F
period 2025-03-31
Hong Kong Pharma Digital Technology Holdings Ltd
filed 2025-08-14
CIK 2007702

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-42468

Hong Kong Pharma Digital Technology Holdings Limited

(Exact name of the Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon Hong Kong

(Address of principal executive offices)

Lap Sun Wong, Chief Executive Officer

Tel: +852 2618-9289

Email: samwong@9zt.hk

Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.001 per share	HKPD	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of March 31, 2025, 11,000,000 Ordinary Shares, par value $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes	☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

Annual Report on Form 20-F

Year Ended March 31, 2025

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“API” are to application programming interface;

●	“Chinese government” or “PRC government” are to the government of Mainland China for the purposes of this Annual Report only;

●	“Class A Ordinary Share(s)” are to Hong Kong Pharma’s Class A ordinary shares, par value $0.001 per share;

●	“Class B Redeemable Ordinary Share(s)” are to Hong Kong Pharma’s Class B redeemable ordinary shares, par value $0.001 per share;

●	“F&S Report” are to the industry report commissioned by Hong Kong Pharma and issued in 2024 by Frost & Sullivan entitled “OTC Pharmaceutical Cross-border E-commerce Supply Chain Service Market Independent Market Study”;

●	“HK Subsidiaries” are to Hong Kong Pharma’s direct wholly-owned subsidiaries, Joint Cross Border Logistics Company Limited and V-Alliance Technology Supplies Limited, each a Hong Kong corporation; each, an HK Subsidiary;

●	“HK$,” “HK Dollars” or “Hong Kong dollar(s)” are to the legal currency of Hong Kong;

●	“Hong Kong” and “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Hong Kong Pharma” are to Hong Kong Pharma Digital Technology Holdings Limited, a holding company incorporated in the Cayman Islands as an exempted company;

●	“IFRS” are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board;

●	“Joint Cross Border” are to Joint Cross Border Logistics Company Limited, an HK Subsidiary;

●	“V-Alliance” are to V-Alliance Technology Supplies Limited, an HK Subsidiary;

●	“Mainland China” are to the Mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“PRC” and “China” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“PRC laws and regulations” or “PRC laws” are to the laws and regulations of Mainland China for the purposes of this Annual Report only;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“Share Split” are to a 1-for-10 forward split effected on October 24, 2024, of the Company’s Class A and Class B Redeemable Ordinary Shares, by way of a share subdivision of its issued and unissued shares, with each of its issued and unissued shares subdivided into ten (10) shares. Immediately after the Share Split, the number of issued and outstanding shares of Hong Kong Pharma increased from 1,000,000 to 10,000,000 shares, comprising (i) 9,501,000 Class A Ordinary Shares issued and outstanding, par value $0.001 each and (ii) 499,000 Class B Redeemable Ordinary Shares issued and outstanding, par value $0.001 each. All share and per share data set forth in this Annual Report have been retroactively adjusted to reflect the Share Split.

●	“Selling Shareholders” are to, collectively, Lap Sun Wong with respect to 103,759 Ordinary Shares, HongKong Profit Fields Group Limited with respect to 24,038 Ordinary Shares, Liang Zhang with respect to 250,000 Ordinary Shares, and All Smart Ventures Limited with respect to 25,888 Ordinary Shares.

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States; and

●	“we,” “us,” “the Company,” “our” or “our company” are to the combined business of Hong Kong Pharma Digital Technology Holdings Limited, an exempted company incorporated in Cayman Islands, and its consolidated subsidiaries.

This Annual Report contains translations of certain HK dollar amounts into U.S. dollar amounts solely for the convenience of the reader. These translations from Hong Kong dollars into U.S. dollars are determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets. No representation is made that HK$ or $ amount represents or could have been, or could be converted, realized or settled into $ or HK$, as the case may be, at any particular rate, or at all.

Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year end is March 31. References to a particular “fiscal year” are to our fiscal year ended March 31 of that calendar year. Our consolidated financial statements have been prepared in accordance with IFRS.

For the sake of clarity, this report follows the English naming convention of given name followed by family name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chief Executive Officer is presented here as “Lap Sun Wong,” even though Mr. Wong’s name in Chinese is presented as “Wong Lap Sun.”

This Annual Report includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

We have proprietary rights to trademarks used in this Annual Report that are important to our business. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This Annual Report may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

FORWARD-LOOKING STATEMENTS

This Annual Report contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this Annual Report, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditure;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industry; and

●	government policies and regulations relating to our industry.

The forward-looking statements included in this Annual Report are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” “Information on our Company” and elsewhere in this Annual Report. Such risks and uncertainties are not exhaustive. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

Summary Risk Factors

Risks Related to Our Business and Industry

Risks and uncertainties related to the Company’s business and industry include, without limitation, the following. For details of each of these bulleted risk factors, see “Risk Factors — Risks Related to Our Business and Industry” under the same subheadings beginning on page 5.

●	We face intense competition in the broader supply chain services industry, especially if large logistics service providers who hire our expertise decide to expand their offerings to include OTC pharmaceutical related supply chain services in-house, which could adversely affect our results of operations and market share. (page 5)

●	Our OTC pharmaceutical cross-border procurement and distribution business operates in highly competitive and evolving markets. (page 6)

●	Certain customers contributed to a significant percentage of our total revenue during the fiscal years ended March 31, 2024 and 2025, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects. (page 6)

●	If we fail to cost-efficiently attract new customers to use our solutions and services, or to maintain relationships with existing customers, our business and results of operations could be adversely affected. (page 7)

●	Our business and growth are significantly affected by the development of international commerce and the e-commerce industry, as well as macroeconomic and other factors that affect demand for OTC pharmaceutical products and related supply chain services, in Hong Kong, Mainland China, and globally. (page 7)

●	Current and future trade restrictions could materially and adversely affect our business, financial condition, and results of operations. (page 8)

●	We face risks associated with the OTC pharmaceutical inventories handled through our logistics networks, including real or perceived quality or health issues with the products that are handled through our logistics networks, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents. (page 8)

●	Failure to successfully implement our business strategy, effectively respond to changes in market dynamics and satisfactorily meet customer demands may cause our future financial results to suffer. (page 9)

●	Any disruption to the operation of our warehousing and logistics facilities, or to the development of new warehousing and logistics facilities, could have a material adverse effect on our business, financial condition, and results of operations. (page 10)

●	Our suppliers include OTC pharmaceutical producers and distributors, logistics service subcontractors, packaging service providers, etc., and any loss of our suppliers or if our suppliers fail to deliver products or services according to schedules, prices, quality and volumes that are acceptable to us, our operation may suffer. (page 10)

●	Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions. (page 11)

●	If we fail to comply with applicable laws and regulations, many of which are highly complex, we could be subject to significant adverse regulatory actions, including monetary penalties, or suffer brand and reputational harm. (page 11)

●	Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations. (page 12)

●	The failure or disruption of our information technology systems or the failure of our information technology infrastructure to support our businesses could adversely affect our reputation, business, operating results, and cash flows. (page 13)

●	Data governance failures can adversely affect our reputation, businesses, and prospects. Our use and disclosure of customers’ sensitive information is subject to complex regulations at multiple levels. We would be adversely affected if we or our business associates or other vendors fail to adequately protect customers’ or other sensitive information. (page 14)

●	Our business depends on the continued efforts of our senior management. If any of our key executives and employees was unable or unwilling to continue in their present positions, our business may be severely disrupted. (page 15)

●	Hong Kong Pharma relies on dividends and other distributions on equity paid by its HK Subsidiaries to fund any cash and financing requirements Hong Kong Pharma may have, and any limitation on the ability of its HK Subsidiaries to make payments to Hong Kong Pharma could have a material adverse effect on our ability to conduct our business. Additionally, while currently there are no restrictions on foreign exchange, nor limitations on the ability of Hong Kong Pharma to transfer cash to or from HK Subsidiaries or to investors under Hong Kong laws, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our HK Subsidiaries, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government. (page 17)

●	Failure to achieve and maintain effective internal controls could adversely affect our business and price of our securities. (page 18)

●	We are exposed to foreign currency risk. (page 18)

Risks Related to Doing Business in Hong Kong

●	Substantially all our operations are in Hong Kong. However, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong. The Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of the Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick and the risks related to the PRC legal and regulatory system may materialize. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Substantially all our operations are in Hong Kong. However, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong. The Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of the Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick and the risks related to the PRC legal and regulatory system may materialize” beginning on page 19.

●	The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact our Hong Kong operating subsidiaries. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact our Hong Kong operating subsidiaries” beginning on page 20.

●	Changes in Hong Kong’s economic, political or social conditions or government policies could have a material adverse effect on the Company’s business and operations. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Changes in Hong Kong’s economic, political or social conditions or government policies could have a material adverse effect on the Company’s business and operations” beginning on page 20.

●	There are political risks associated with conducting business in Hong Kong. See “Risk Factors — Risks Related to Doing Business in Hong Kong — There are political risks associated with conducting business in Hong Kong” beginning on page 20.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and acts passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our business operations, share price and reputation. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and acts passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our business operations, share price and reputation” beginning on page 21.

●	The Hong Kong and China legal systems are evolving and embody uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The Hong Kong and China legal systems are evolving and embody uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us” beginning on page 23.

●	We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” beginning on page 19.

Risks Related to Ownership of Our Securities

●	The price of the Ordinary Shares has dipped under $1 in the past which may increase the risk of delisting due to failure to maintain minimum bid price requirement under Nasdaq rules. (page 24)

●	The market price of the Ordinary Shares has been volatile or may decline regardless of our operating performance. (page 24)

●	We may not be able to maintain a listing of the Ordinary Shares on Nasdaq. (page 26)

●	If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline. (page 26)

●	We have not historically declared or paid dividends on our shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Ordinary Shares. (page 26)

●	We may issue additional equity or debt securities, which are senior to the Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Ordinary Shares. (page 26)

●	Our Chief Executive Officer and Chairman, Mr. Lap Sun Wong, continue to hold a majority of the voting power of the Company’s outstanding share capital, which will limit or preclude your ability to influence corporate matters. (page 26)

●	We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies. (page 27)

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. We plan to take advantage of the exemptions available to us as a foreign private issuer. (page 28)

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Ordinary Shares. (page 28)

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. (page 29)

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders. (page 29)

●	Certain judgments obtained against us and the Selling Shareholders by Hong Kong Pharma’s shareholders may not be enforceable. (page 29)

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Hong Kong Pharma was incorporated under Cayman Islands law. (page 29)

●	Hong Kong Pharma’s memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit Hong Kong Pharma’s shareholders’ opportunity to sell their shares at a premium. (page 30)

●	Cayman Islands economic substance requirements may have an effect on our business and operations. (page 30)

●	There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Ordinary Shares. (page 30)

Risks Related to Our Business and Industry

We face intense competition in the broader supply chain services industry, especially if large logistics service providers who hire our expertise decide to expand their offerings to include OTC pharmaceutical related supply chain services in-house, which could adversely affect our results of operations and market share.

Our Supply Chain Services division is situated in the broader logistics services industry. This industry is highly competitive and fragmented. Specifically, there are multiple existing market players that offer comprehensive supply chain solutions and logistics services, and there may be new entrants emerging in each of the markets we operate in, which compete to attract, engage, and retain consumers and merchants. These companies may have greater financial, technological, research and development, marketing, distribution, and other resources than we do. They may also have longer operating histories, a larger customer base or broader and deeper market coverage. As a result, the expansion of services by existing large logistics service providers into the OTC pharmaceutical sector represents a potential competitive challenge. These companies, leveraging their existing experience in logistics, may have a strategic advantage in adapting their operations and services to meet the specific demands of OTC pharmaceutical distribution. This shift could alter the competitive landscape and materially adversely affect our market position.

Any significant increase in competition may have a material adverse effect on our revenue and profitability as well as on our operations and business prospects. We cannot assure you that we will be able to continuously distinguish our services from those of our competitors, preserve and improve our relationships with partners, or increase or even maintain our existing market share. We may experience the loss of market share, and our financial condition and results of operations may deteriorate if we fail to compete effectively.

In addition, new partnerships and strategic alliances in the logistics service industry also can alter market dynamics and adversely impact our businesses and competitive positioning. If we cannot equip ourselves with necessary resources and skills, we may lose our market share as competition increases. In addition, our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. If we are unable to anticipate or react to these competitive challenges, our competitive position could be undermined, and we could experience a decline in growth which may adversely affect our business, financial condition, and results of operations. Further, certain e-commerce platforms may establish or further develop their own logistics networks leveraging on their established warehousing and delivery capacities in selected areas in order to gain control of the consumer touchpoint and to create synergies with their businesses. They may also compete with us for warehouse staff with competitive remuneration. Any of the above could adversely affect our results of operations and market share.

Our OTC pharmaceutical cross-border procurement and distribution business operates in highly competitive and evolving markets.

As competition increases in the geographies in which we operate, including competition from new entrants, a significant increase in price compression could occur, and this could require us to reevaluate our pricing structures to remain competitive. If we fail to maintain our relationship with one or more existing OTC pharmaceutical product suppliers, our operating results, cash flow and/or prospects could be adversely affected.

Disruptive innovation in this market by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such alterations and make timely and effective changes to our strategies and business model to compete effectively. To compete effectively in the consumer-driven marketplace, we will be required to develop or acquire new capabilities, attract new talent, and develop new service and distribution relationships that respond to consumer needs and preferences. Changes in marketplace dynamics or the actions of competitors or drug manufacturers or distributors, including industry consolidation, and the emergence of strong domestic OTC pharmaceutical brands and products in Mainland China, could materially and adversely affect our businesses, operating results, cash flows and/or prospects.

Certain customers contributed to a significant percentage of our total revenue during the fiscal years ended March 31, 2024 and 2025, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

During the fiscal year ended March 31, 2024, we had four customers that each accounted for more than 5% of total revenues, and, specifically, such customers accounted for 15.5%, 12.0%, 6.1% and 5.9% of the Company’s total revenues, respectively. For the year ended March 31, 2025, we had six customers that each accounted for more than 5% of the Company’s total revenues, and, specifically, such customers accounted for 11.36%, 7.87%, 7.45%, 6.39%, 5.69% and 5.29% of the Company’s total revenues, respectively.

The customer who accounted for approximately 15.5% and 7.45% of the Company’s total revenues for fiscal years 2024 and 2025, respectively, is CaiNiao. Our subsidiary, Joint Cross Border, has entered into a series of agreements with CaiNiao. Under such agreements, we were contracted to provide long-term warehousing and supply chain services related to cross-border OTC pharmaceutical products, to Alibaba Group’s online trading platforms and other e-commerce platforms that utilize CaiNiao’s logistics services. For additional information on our relationship with CaiNiao, see the section captioned “Business — Customers — Agreements with CaiNiao.”

There are a number of factors, including our performance, that could cause the loss of, or decrease in the volume of business from, a customer. Even though we have a strong record of performance, we cannot assure you that we will continue to maintain the business cooperation with these customers at the same level, or at all. The loss of business from one or more of these significant customers, especially our top customer, could materially and adversely affect our revenue and profit. Furthermore, if any customer terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable clients in a timely manner, or at all.

If we fail to cost-efficiently attract new customers to use our solutions and services, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

Our ability to attract and retain customers is dependent upon providing cost effective wholesale OTC pharmaceutical products and quality logistics service operations (such as procuring overseas OTC pharmaceutical products, enlisting OTC pharmaceutical products, obtaining import and export permits and clearances, storing products at regulatory compliant warehousing, packaging) that meet or exceed our customers’ expectations, either directly or through our business partners. As we seek to reduce general and administrative expenses, we must balance the potential impact of cost-saving measures on our customers and other services and performances. If we misjudge the effects of such measures, customers and other services may be adversely affected. If we fail to provide services that meet our customers’ expectations, we may have difficulty retaining or profitably growing our customer base, which could adversely affect our operating results.

We believe that our selling and marketing efficiency, consistent and reliable services, and rapid responses to changing customer preferences have been critical in promoting awareness of our services, which in turn drive customer growth and engagement. However, if our promotional activities and marketing strategies do not work efficiently, we cannot maintain our selling and marketing expenses at a reasonable level. In addition, if the customers do not perceive our solutions and services to be timely and reliable, we may not be able to attract and retain customers and increase their use of our solutions and services. If we fail to cost-effectively retain customers and increase their use of our solutions and services, our business and results of operations could be adversely and materially affected.

Further, while we currently believe we can achieve profitability and grow cash flows organically through further penetration of existing customers and by expanding our customer base, we may not be able to effectively and successfully implement such strategies and realize our stated goals. Our goals may be negatively affected by a failure to further penetrate our existing customer base, expand our service offerings, pursue new customer opportunities, manage the operations and expenses of new or growing service offerings or otherwise achieve growth of our service offerings.

Our business and growth are significantly affected by the development of international commerce and the e-commerce industry, as well as macroeconomic and other factors that affect demand for OTC pharmaceutical products and related supply chain services, in Hong Kong, Mainland China, and globally.

We generate a significant portion of volume of orders by serving merchants who sell imported OTC pharmaceutical products on various e-commerce platforms in China, which rely on our supply chain services to fulfill orders placed by consumers on such platforms. As such, our business and growth are highly dependent on the viability and prospects of international commerce, as well as the domestic and international OTC pharmaceutical e-commerce industry. Any uncertainties relating to the growth, profitability, and regulatory regime of international commerce and/or the e-commerce industry could have a significant impact on us. The development of international commerce and/or the e-commerce industry is affected by a number of factors, most of which are beyond our control. These factors include but not limited to:

●	the consumption power and disposable income of consumers, especially consumers who prefer overseas OTC pharmaceutical products;

●	the growth of broadband and mobile internet penetration and usage;

●	the availability, reliability and security of e-commerce platforms;

●	the selection, price and popularity of OTC pharmaceutical products offered on e-commerce platforms;

●	the emergence of alternative channels or business models that better suit the needs of consumers;

●	the development of logistics, payment and other ancillary services associated with international commerce and/or e-commerce; and

●	changes in laws and regulations, as well as government policies that govern cross-border e-commerce OTC pharmaceutical industry.

The cross-border e-commerce OTC pharmaceutical industry is highly sensitive to the changes of macroeconomic conditions, and people’s e-commerce spending tends to decline during recessionary periods. Many factors beyond our control, including economic recessions, downturns in business cycles, inflation and deflation, fluctuation of currency exchange rate, volatility of stock and property markets, interest rates, tax rates and other government policies and changes in unemployment rates, can adversely affect international commerce, consumer confidence and spending behavior on e-commerce platforms, which could in turn materially and adversely affect our growth and profitability. In addition, unfavorable changes in domestic and international politics, including military conflicts, political turmoil, and social instability, may also adversely affect consumer confidence and spending behavior, which could in turn negatively impact our growth and profitability.

Further, during economic downturns, whether in China or globally, reduced overall demand for cross-border OTC pharmaceutical products will likely result in decreased demand for our supply chain services and exert downward pressures on our rates and margins. As we provide our supply chain services for the cross-border e-commerce OTC pharmaceutical industry, our business prospect may be adversely affected if the online and offline retail channel integration trend or any other trend required for the development of international commerce and the e-commerce industry does not develop as we expect. In periods of strong economic growth, demand for limited transportation resources required for logistical operations may also be subject to increased network congestion that could result in operating inefficiencies.

Current and future trade restrictions could materially and adversely affect our business, financial condition, and results of operations.

We provide logistical services for cross-border OTC pharmaceutical products. We are subject to risks relating to changes in trade policies, tariff regulations, embargoes, or other trade restrictions adverse to our customers’ business. Actions by governments which result in restrictions on movement of cargo or otherwise could also impede our ability to carry out our operations. In addition, international trade and political issues, tensions, conflicts, and wars may cause delays and interruptions to cross-border transportation. If we are unable to transport cargo to and from countries with trade restrictions in a timely manner or at all, we may face risks related to contract violations and our business, financial condition and results of operations could be materially and adversely affected.

In addition, any regional deterioration in economic environments where we operate subjects our business to various risks that may have a material impact on our operating results and future prospects. For example, the international trade dispute between the People’s Republic of China and the United States and the increase in tariffs that the two countries imposed on each other’s imports have contributed to increased market volatility, weakened business and consumer confidence, and diminished expectations for economic growth around the world. We believe the adverse impact on sellers, cross-border e-commerce, logistics companies and overseas warehouses are most prominent if products sold belonged to the tariff lines, further leading to massive growth in tax costs in relation to importing or exporting products. Any trade barriers, legal measures and exchange rate fluctuations may severely affect cross-border business activities or integrated supply chain solution providers that are highly sensitive to price changes. In a deteriorated economic environment, some of our customers may face difficulties in paying us, and some may go out of business. We may not be able to promptly adjust our expenses in response to changing market demands and it may be more difficult to match our staffing levels to our business needs.

We face risks associated with the OTC pharmaceutical inventories handled through our logistics networks, including real or perceived quality or health issues with the products that are handled through our logistics networks, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents.

We handle a large volume of parcels of OTC pharmaceutical products, which may be delayed, stolen, damaged or lost during delivery for various reasons, and we may be perceived or found liable for such incidents. The delivery of parcels also involves inherent risks. Any of the foregoing could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We may face claims and incur significant liabilities if found liable or partially liable for any injuries, damages, or losses. Claims against us may exceed the amount of our insurance coverage or may not be covered by insurance at all. Any uninsured or underinsured loss could negatively influence our business and financial condition. Governmental authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be insecure or unsafe by our customers, our business volume may be significantly reduced, and our business, financial condition and results of operations may be materially and adversely affected.

We must successfully manage our inventory to reflect customer demand and anticipate changing preferences and trends, or our revenue and profitability could be materially and adversely affected.

The success of our business in part depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. We cannot always accurately predict customer preferences, and they may change over time. In our Procurement and Distribution division, we need to order certain types of products in advance. The extended lead times for some of our purchases may make it difficult for us to respond rapidly to new or changing customer trends and price shifting and to maintain an optimal selection of merchandise available for sale at all times. If we misjudge any of the market for our merchandise, our customers’ product preferences or our customers’ purchase behaviors, our revenue may decline, and we may not have sufficient quantities of merchandise to satisfy customer demand, or we may be required to mark down excess inventory, either of which would result in lower revenue and profit.

Our strategies and expansion plans related to our Supply Chain Services division may require a significant amount of capital, and the actual capital requirements may be different from what we anticipate. We may seek equity or debt financing to finance all or a portion of such capital expenditures. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects will not be materially adversely affected.

In order to carry out our business strategies as well as market and network expansion plans related to our supply chain services, we may require significant capital to, among other things, rent, purchase and maintain our logistics facilities and infrastructure, including warehouses, software systems and equipment. We expect that our level of capital expenditures will be significantly affected by customer demand for our services as well as the prevailing prices of the certain equipment and infrastructure. We may seek equity or debt financing to finance all or some of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable to us, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.

Our ability to obtain the necessary financing to carry out our strategies and expansion plans is subject to a number of factors, including general market conditions and investor acceptance of our business plans. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay, or cancel our planned activities. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, either of which could mean that we would be forced to curtail or discontinue our operations. In addition, our future capital needs could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our existing shareholders.

Failure to successfully implement our business strategy, effectively respond to changes in market dynamics and satisfactorily meet customer demands may cause our future financial results to suffer.

We are making significant investments and other decisions in connection with our long-term business strategy including increasing our OTC pharmaceutical inventory, expanding the breadth and depth of our services, and improving supply chain services related technologies. Such initiatives and enhancements may require us to make significant capital expenditures. Additionally, in developing our business strategy, we make certain assumptions including, but not limited to, those related to customer demand and preferences, competition landscape and the economy in Hong Kong, Mainland China and globally. However, the actual markets we compete in, and economic and other conditions may be different from our assumptions. As technology, customer behavior, and market conditions continue to evolve, it is important that we maintain the relevance of our brand and service offerings to our customers. If we are not able to successfully implement our business strategies and effectively respond to changes in market dynamics, our future financial results will suffer. We have also incurred, and may continue to incur, increased operating expenses in connection with certain changes to our business strategies.

In addition, we make planning and spending decisions, including capacity expansion, procurement commitments, personnel needs and other resource requirements based on our estimate of customer demand. In particular, we may experience capacity and resource shortages in fulfilling customer orders during peak demand of e-commerce consumption of OTC pharmaceutical products or following special promotional campaigns on any e-commerce platforms. Failure to meet customer demand in a timely fashion or at all will adversely affect our competitive position, financial condition, and results of operations.

Any disruption to the operation of our warehousing and logistics facilities, or to the development of new warehousing and logistics facilities, could have a material adverse effect on our business, financial condition, and results of operations.

As of the date of this Annual Report, we have leased warehousing space in Hong Kong under five lease contracts. For detailed information, please see “Business — Facilities” on page 45. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, environmental pollutions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land underlying these facilities, could destroy any inventory located in these facilities and significantly impair our business operations. We may not be able to identify suitable replacement warehousing and logistics facilities that meet our requirements in a timely manner, should any of the foregoing occur.

Our suppliers include OTC pharmaceutical producers and distributors, logistics service subcontractors, packaging service providers, etc., and any loss of our suppliers or if our suppliers fail to deliver products or services according to schedules, prices, quality and volumes that are acceptable to us, our operation may suffer.

Currently, our suppliers are divided into four categories: (i) OTC pharmaceutical producers and distributors; (ii) logistics subcontractors; (iii) labor service providers; and (iv) packaging suppliers. The OTC pharmaceutical producers and distributors suppliers represent the largest category of suppliers based on the cost of our suppliers. For the year ended March 31, 2024, one supplier made up more than 10% of our total purchases, accounting for 21.3%. For the year ended March 31, 2025, one supplier made up more than 10% of our total purchases, accounting for 13.7%.

Much of the OTC pharmaceutical products that we procure are manufactured in whole or in substantial part outside of Hong Kong. In most cases, the products or merchandise are imported by us. As a result, significant changes in tax or trade policies, tariffs or trade relations between Hong Kong and other countries, such as the imposition of unilateral tariffs on imported products, could result in significant increases in our costs, restrict our access to suppliers, depress economic activity, and have a material adverse effect on our businesses, operating results, and cash flows. In addition, other countries may change their business and trade policies and such changes, as well as any negative sentiments towards Hong Kong, could adversely affect our businesses.

Our suppliers are independent entities subject to their own operational and financial risks that are outside our control. If our current product suppliers were to stop selling OTC pharmaceutical products to us or delay delivery, including as a result of supply shortages, supplier production disruptions, supplier quality issues, closing or bankruptcies of our suppliers, or for other reasons, we may be unable to procure alternative merchandise from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

Additionally, we engage independent third parties to supplement some aspects of our operations such as transportation and customs clearance within Mainland China, to form our integrated logistics service offerings. We believe the market for third-party transportation services in Hong Kong and Mainland China is fragmented with a large number of service providers, and it can be difficult to find reliable partners whose performance and reliability meet our standards at the scale our operations require. Our ability to secure sufficient transportation or delivery services to meet our commitments to customers or provide our services on competitive terms is subject to inherent risks, many of which are beyond our control, including: (i) interruptions or stoppages in transportation services as a result of labor disputes, strikes, network congestion, weather-related issues, wars, or acts of terrorism; (ii) changes in regulations that have adverse impact on transportation; (iii) increases in operating expenses for carriers, such as fuel costs, insurance premiums and licensing expenses, that result in a reduction in available carriers; and (iv) changes in transportation rates. In addition, we may also be exposed to legal risks and subject to certain liabilities, including administrative fines, if those third parties fail to obtain all necessary licenses and permits as required while conducting business on our behalf.

We generally enter into supply contracts with our suppliers for the supply of (i) OTC pharmaceutical merchandise; (ii) logistics services such as customs clearance and delivery services within Mainland China; (iii) workers who provide merchandise sorting and packaging services; and (iv) packaging materials. A typical supplier agreement lasts for six months to one year for an initial term or does not contain a fixed expiration date. Both parties have the right to terminate the agreement upon notifying the other party in advance. In terms of OTC pharmaceutical merchandise procurement, we further place purchase orders within the framework of supply contracts, which detail specifics such as quantities, product specifications, pricing and delivery schedules. We generally include confidential clauses that oblige our suppliers to keep our business information confidential. A termination or modification to any of these relationships could adversely affect our supply and have an adverse effect on our business, operating results, and financial condition.

We constantly adjust our supplier pool to optimize our procurement cost. We cannot assure you that our relationship with our suppliers will continue to be as stable, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply in a timely and cost-efficient manner.

Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.

We have obtained insurance to cover certain potential risks and liabilities. We provide employee compensation insurance and medical insurance to our employees in accordance with regulations in Hong Kong. In addition, we also have purchased public liability and property all risks insurance covering our leased properties. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

If we fail to comply with applicable laws and regulations, many of which are highly complex, we could be subject to significant adverse regulatory actions, including monetary penalties, or suffer brand and reputational harm.

Our businesses are subject to extensive regulation and oversight by Hong Kong, Mainland Chinese, and international governmental authorities. The laws and regulations governing our operations and interpretations of those laws and regulations, including those related to human capital and climate change, are increasing in number and complexity, change frequently and can be inconsistent or conflict with one another. In general, these laws and regulations are designed to benefit and protect consumers rather than us. In addition, the governmental authorities that regulate our businesses have broad latitude to make, interpret and enforce the laws and regulations that govern us and continue to interpret and enforce those laws and regulations more strictly and more aggressively each year.

By way of example, our business and operations are subjected to the following laws and regulations in Hong Kong:

●	Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong)

●	Pharmacy and Poisons Ordinance (Chapter 138 of the Laws of Hong Kong)

●	Chinese Medicine Ordinance (Chapter 549 of the Laws of Hong Kong)

●	Antibiotics Ordinance (Chapter 137 of the Laws of Hong Kong)

●	Pesticides Ordinance (Chapter 133 of the Laws of the Hong Kong)

●	Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong)

●	Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong)

●	Employment Ordinance (Chapter 57 of the laws of Hong Kong)

●	Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

●	Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

●	Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

●	Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

●	Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

In addition to being subject to extensive and complex regulations, many of our contracts with customers include detailed requirements. In order to be eligible to offer certain products or bid on certain contracts, we must demonstrate that we have robust systems and processes in place that are designed to maintain compliance with all applicable legal, regulatory and contractual requirements. These systems and processes frequently are reviewed and audited by our customers and regulators. If our systems and processes designed to maintain compliance with applicable legal and contractual requirements, and to prevent and detect instances of, or the potential for, non-compliance fail or are deemed inadequate, we may suffer brand and reputational harm and be subject to regulatory actions, litigation and other proceedings which may result in damages, fines, suspension or loss of licensure, suspension or exclusion from participation in government programs and/or other penalties, any of which could adversely affect our businesses, operating results, cash flows and/or financial condition.

Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

In accordance with relevant laws and regulations in Hong Kong, Mainland China, and overseas, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to licenses and permits related to enlisting, warehousing, customs clearance, import and export, and waste disposal. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, licensing conditions and the applicable laws and regulations. Such licenses are valid for specified periods and subject to renewal upon expiration. Although we currently possess the required licenses and are not aware of any legal impediment to renewing the licenses, any failure to renew such licenses may materially and adversely affect our business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property (which we have ownership or legal rights to use) as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete arrangements with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

We may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in Hong Kong or in Mainland China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources and could put our intellectual property at risk of being invalidated or narrowed in scope. We cannot assure you that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting, or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions or services, the solutions or services provided by third-party merchants on our marketplace, or other aspects of our business. There could also be existing patents of which we are not aware that our solutions or services may inadvertently infringe. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

The failure or disruption of our information technology systems or the failure of our information technology infrastructure to support our businesses could adversely affect our reputation, business, operating results, and cash flows.

Our information systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches (including credit card or personally identifiable information breaches), cyber-attacks, vandalism, catastrophic events, and human error. If our information systems are damaged, fail to work properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and may experience reputational damage, loss of critical information, customer disruption and interruptions or delays in our ability to perform essential functions and implement new and innovative services. We sometimes use third-party vendors to set-up, service, and/or maintain portions of our information technology systems, and our vendors may suffer the same types of issues, which could adversely affect our ability to access and use such systems and the data contained therein, which could result in similar harm. In addition, our efforts to comply with changes in relevant laws and regulations, including privacy and information security laws and standards, may cause us to incur significant expense due to increased investment in technology and the development of new operational processes.

Many aspects of our operations are dependent on our information systems and the information collected, processed, stored, and handled by these systems. We rely heavily on our computer systems to manage our ordering, product fulfillment, inventory replenishment, finance, human resources, and other processes. Throughout our operations, we collect, process, maintain, retain, evaluate, utilize, and distribute large amounts of confidential and sensitive data and information. For these operations, we depend in part on the secure transmission of confidential information over public networks.

In addition, information technology and other technology and process improvement projects, frequently are long-term in nature and may take longer to complete and cost more than we expect and may not deliver the benefits we project once they are complete. If we do not effectively and efficiently secure, manage, integrate, and enhance our technology portfolio, we could, among other things, have problems meeting the needs of customers and expanding our consumer-oriented products and services or keeping pace with industry and regulatory standards, and our operating results may be adversely affected.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

We apply technology to serve our clients more efficiently and bring them better user experience. Our success will in part depend on our ability to keep up with the changes in technology and the continued successful implementation of advanced technology, including 5G, cloud computing, distributed architecture, and big data analytics. If we fail to adapt our platform and services to changes in technological development in an effective and timely manner, our business operations may suffer. Changes in technologies may require substantial expenditure on research and development as well as in modification of our services. Technical hurdles in implementing technological advances may result in our services becoming less attractive to clients, which, in turn, may materially and adversely affect our business, results of operations and prospects.

Data governance failures can adversely affect our reputation, businesses, and prospects. Our use and disclosure of customers’ sensitive information is subject to complex regulations at multiple levels. We would be adversely affected if we or our business associates or other vendors fail to adequately protect customers’ or other sensitive information.

Our information systems are critical to the operation of our businesses. We collect, process, maintain, retain, evaluate, utilize, and distribute large amounts information (including payment card information) and other confidential and sensitive data about our customers, employees, and other constituents in the ordinary course of our businesses. Some of our information systems rely upon third party systems, including cloud service providers, to accomplish these tasks. The use and disclosure of such information is regulated at the local and international levels. In some cases, such laws, rules, and regulations also apply to our vendors and/or may hold us liable for any violations by our vendors. These laws, rules and regulations are subject to change (and many are rapidly evolving) and in recent years have given rise to increased enforcement activity, litigation, and other disputes. International laws, rules and regulations governing the use and disclosure of these types of information could be more stringent than data privacy laws and regulations in Hong Kong, and they vary from jurisdiction to jurisdiction. Noncompliance with applicable privacy or security laws or regulations, or any security breach, information security incident, and any other incident involving the theft, misappropriation, loss or other unauthorized disclosure of, or access to, sensitive or confidential customer, or other constituent information, whether by us, by one of our business associates or vendors or by another third party, could require us to expend significant resources to remediate any damage, could interrupt our operations and could adversely affect our brand and reputation, membership and operating results and also could expose and/or has exposed us to mandatory disclosure requirements, adverse media attention, litigation, governmental investigations and enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders, adverse actions against our licenses to do business and/or injunctive relief, any of which could adversely affect our businesses, operating results, cash flows or financial condition.

The Company has engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on its business and results of operations.

We have engaged in transactions with our directors, officers and principal shareholders. See “Related Party Transactions” beginning on page 63. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with these transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. In addition, we may enter into additional transactions in the future in which any of our directors, officers or principal shareholders, or any members of their immediate family, have a direct or indirect material interest. Such transactions present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and its unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, the transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

We rely on the laws of the Cayman Islands, which provide that the directors owe a duty of care and a duty of loyalty to our company. Under Cayman Islands law, our directors have a duty to act honestly, in good faith, and view our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties.

We have incurred indebtedness and may incur other debt in the future, which may adversely affect our financial condition and future financial results.

We have obtained short-term and long-term loans from financial institutions. For example, in January 2021, we obtained a long-term loan from the Bank of China (Hong Kong) in the principal amount of HK$2,043,600 (approximately US$261,330), payable per month in 60 instalments till February 4, 2026, with a variable annual interest rate equal to 2.5% below the HK Dollars Prime Rate quoted by The HK Mortgage Corporation Limited. Additionally, in August 2023, we obtained another long-term loan from the Bank of China (Hong Kong) in the principal amount of HK$6,956,400 (approximately US$888,895), payable in 108 monthly installments commencing 13 months after the date of drawdown, with a variable annual interest rate equal to 2.5% below the HK Dollars Prime Rate. In April 2023, we obtained a HK$3,000,000 (approximately US$383,342) long-term loan from Standard Chartered Bank (Hong Kong) Limited, payable in 48 monthly instalments, with a fixed monthly interest rate of 0.33%. In April 2025, we obtained a long-term loan from Livi Bank Limited in the principle amount of HK$6,000,000 (approximately US$766,684), payable per month in 60 instalments till January 10, 2030, with a 0.335% monthly flat rate. Our existing debts, and any debt which may be incurred in the future, may adversely affect our financial condition and future financial results by, among other things:

●	increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;

●	requiring the dedication of a portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures; and

●	limiting our flexibility in planning for, or reacting to, changes in our businesses and our industries.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned capital, operating or investment expenditures. Such measures may not be sufficient to enable us to service our debt.

Our business depends on the continued efforts of our senior management. If any of our key executives and employees was unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continuing services of our senior management, particularly Mr. Lap Sun Wong, our chairman and chief executive officer, Mr. Zhifang Zhang, our director, and other executive officers named in this Annual Report. We cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, there is no assurance that any member of our management team will not join our competitors or form a competing business. Moreover, it is possible that our key employees, upon their departure, will join our competitors or start their own competing businesses, and may solicit certain of our current customers, which may adversely affect our business, financial results, and daily operations.

The failure of our business divisions to effectively synchronize could prevent us from maximizing our operating results.

To maximize our overall enterprise value, our two main divisions, namely (1) Supply Chain Services division and (2) Procurement and Distribution division, need to collaborate effectively. Our businesses need to be aligned in order to prioritize goals and coordinate the design of new products intended to utilize the offerings of multiple businesses. In addition, misaligned incentives, ineffective product development and failure of our corporate governance policies or procedures, for example, significant financial decisions being made at an inappropriate level in our organization, also could prevent us from maximizing our operating results and/or achieving our financial and other projections.

Negative public perception of the OTC pharmaceutical industry can adversely affect our business, operating results, cash flows and prospects.

Our brand and reputation are two of our most important assets, and the industries in which we operate have been negatively perceived by the public from time to time. Negative publicity may come as a result of adverse media coverage, litigation against us and other industry participants, the ongoing public debates over drug regulations, governmental hearings and/or investigations, actual or perceived shortfalls regarding our industries’ or our own products and/or business practices, and social media and other media relations activities. Negative publicity also may come from a failure to meet customer expectations. This risk may increase as we continue to offer products and services that make greater use of data.

Negative public perception and/or publicity of our industries in general, or of us or our key vendors or product distribution networks in particular, can further increase our costs of doing business and adversely affect our operating results. All of which can adversely affect our brand and reputation, adversely affect our ability to market and sell our products and/or services and/or retain our existing customers, require us to change our products and/or services, reduce or restrict the revenue we can receive for our products and/or services, and/or increase or significantly change the regulatory and legislative requirements with which we must comply.

We may pursue acquisitions, joint ventures, strategic alliances, and other inorganic growth opportunities, as well as strategic divestitures, which may be unsuccessful, cause us to assume unanticipated liabilities, disrupt our existing businesses, be dilutive or lead us to assume significant debt, among other things.

As our business grows, we may pursue acquisitions, joint ventures, strategic alliances, and other inorganic growth opportunities as part of our growth strategy, which may involve the following risks:

●	we may not be able to obtain the required regulatory approval for an acquisition in a timely manner, if at all;

●	the acquired, alliance and/or joint venture businesses may not perform as projected;

●	the goodwill or other intangible assets established as a result of our acquisitions may be incorrectly valued or may become impaired;

●	we may assume unanticipated liabilities, including those that were not disclosed to us or which we underestimated;

●	the acquired businesses, or the pursuit of other inorganic growth strategies, could disrupt or compete with our existing businesses, distract management, result in the loss of key employees, business partners, suppliers and customers, divert resources, result in tax costs or inefficiencies and make it difficult to maintain our current business standards, controls, information technology systems, policies, procedures and performance;

●	we may finance future acquisitions and other inorganic growth strategies by issuing ordinary shares for some or all of the purchase price, which would dilute the ownership interests of our stockholders;

●	we may incur significant debt in connection with acquisitions (whether to finance acquisitions or by assuming debt from the businesses we acquire);

●	a proposed or pending transaction may have a negative effect on our credit ratings;

●	we may not have the expertise to manage and profitably grow the businesses we acquire, and we may need to rely on the retention of key personnel and other suppliers of businesses we acquire, which may be difficult or impossible to accomplish;

●	in order to complete an acquisition, we may be required to divest certain portions of our business, for which we may not be able to obtain favorable pricing;

●	we may be involved in litigation related to mergers or acquisitions, including for matters that occurred prior to the applicable closing, which may be costly to defend and may result in adverse rulings against us that could be material;

●	announcements related to an acquisition could have an adverse effect on the market price of our Ordinary Shares and other securities; and

●	the integration into our businesses of the businesses and entities we acquire may affect the way in which existing laws and regulations apply to us, including subjecting us to laws and regulations that did not previously apply to us.

Similarly, we may also seek to divest assets that no longer fit into our long-term strategic plan. In addition, joint ventures present risks that are different from acquisitions, including selection of appropriate joint venture parties, initial and ongoing governance of the joint venture, joint venture compliance activities, growing the joint venture’s business in a manner acceptable to all the parties, including other providers in the networks that include joint ventures, maintaining positive relationships among the joint venture parties and the joint venture’s customers, and business disruption that may occur upon joint venture termination.

Hong Kong Pharma relies on dividends and other distributions on equity paid by its HK Subsidiaries to fund any cash and financing requirements Hong Kong Pharma may have, and any limitation on the ability of its HK Subsidiaries to make payments to Hong Kong Pharma could have a material adverse effect on our ability to conduct our business. Additionally, while currently there are no restrictions on foreign exchange, nor limitations on the ability of Hong Kong Pharma to transfer cash to or from HK Subsidiaries or to investors under Hong Kong laws, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our HK Subsidiaries, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government.

Hong Kong Pharma is a holding company, and we rely on dividends and other distributions on equity paid by our HK Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our HK Subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Subject to the Companies Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following payment of the dividend we will be able to pay our debts as they become due. Any dividend shall be paid out of profits and/or out of the credit standing in the share premium account. There is otherwise no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

Under Hong Kong laws, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Currently, there are no restrictions on foreign exchange, nor limitations on the ability of Hong Kong Pharma to transfer cash to or from HK Subsidiaries or to investors under Hong Kong laws. In addition, currently, there are no restrictions or limitations under the laws of Hong Kong on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange for cash transfers between Hong Kong Pharma and any of the HK Subsidiaries, across borders or to U.S investors. Further, currently, there are no restrictions or limitations on distributing earnings from HK Subsidiaries to Hong Kong Pharma or U.S. investors. However, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our HK Subsidiaries, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government. We cannot assure you that the PRC government will not intervene or impose restrictions on HK Subsidiaries regarding the transfer or distribution of cash within the organization or to U.S. investors, which could result in an inability of or prohibition on HK Subsidiaries from making transfers or distributions to Hong Kong Pharma or U.S. investors.

Any limitation on the ability of our HK Subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Failure to achieve and maintain effective internal controls could adversely affect our business and price of our securities.

We have limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended and as of March 31, 2023 and 2024, we and our independent registered public accounting firm identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to: 1) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with IFRS and SEC reporting requirements as well as; 2) the lack in formal accounting and policies and procedures and manual to ensure proper financial reporting in accordance with IFRS and SEC reporting requirements; and 3) for certain related party transactions, there were no proper approving procedure and related documentation in place.

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address including but not limited to 1) hire additional finance and accounting staff with qualifications and work experiences in IFRS and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; 2) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and 3) Set up and implement proper policies and procedures for audit committee to approve related party transactions.

We have taken steps to address the material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. Although we have made enhancements to our control procedures in this area, there could be other internal control weaknesses that have not been discovered. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

We are exposed to foreign currency risk.

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in HK$. Substantially all of our assets are denominated in HK$. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the HK$. If the HK$ depreciates against the U.S. dollar, the value of our HK$ revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of March 31, 2025, our accumulated other comprehensive loss was $10,819. Compared to 2024, we have reduced foreign exchange risks and costs.

Risks Related to Doing Business in Hong Kong

Substantially all our operations are in Hong Kong. However, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong. The Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of the Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick and the risks related to the PRC legal and regulatory system may materialize.

Hong Kong Pharma is a holding company and conducts its operation through our operating subsidiaries, HK Subsidiaries, in Hong Kong. Our operations are conducted in Hong Kong and a majority of our clients are located in Mainland China. As of the date of this Annual Report, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, the legal and operational risks associated with operations in China also apply to our operations in Hong Kong, should recent statements and regulatory actions by the Chinese government apply to us in the future. Due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and the risks related to the PRC legal and regulatory system may materialize. In addition, such laws and regulations may be interpreted and applied inconsistently by different agencies or authorities. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions were recent, it is highly uncertain what additional new laws and regulations will be promulgated and what impacts the modified or new laws and regulations will have on our business operations, the ability to accept foreign investments and list on an U.S. or another foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control currently do not have any material impact on the transfer of cash between Hong Kong Pharma and any of our HK Subsidiaries in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Hong Kong Pharma in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our products and services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact our Hong Kong operating subsidiaries.

On June 30, 2020, the Standing Committee of the National People’s Congress of China adopted the Hong Kong National Security Law (the “Hong Kong National Security Law”). This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022.

In July 2021, President Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If we and our HK Subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

Changes in Hong Kong and China’s economic, political or social conditions or government policies could have a material adverse effect on the Company’s business and operations.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the fact that it:

●	has a high level of government involvement;

●	is in the early stages of development of a market-oriented economy;

●	has experienced rapid growth; and

●	has a tightly controlled foreign exchange policy.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and has slowed recently. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect the market for our products and services and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may adversely affect the business operations of the Company.

The Hong Kong protests that began in 2019 were triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including Mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of Mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy had been adversely affected as the protests turned violent. Most notably, during the protest period, the airline, retail and real estate sectors had seen their sales decline.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Donald Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. Furthermore, legislative or administrative actions taken by either China or the U.S. in respect to their relations could lead to investor uncertainty, which may impact affected issuers, including us, as well as the market price of our Ordinary Shares.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and acts passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. In addition, if the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act and it was signed into law on December 18, 2020.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before the Ordinary Shares may be prohibited from trading or delisted. On December 23, 2022, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified.

On December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, because of a position taken by one or more authorities in such jurisdictions. Such determinations were vacated by the PCAOB on December 15, 2022.

Our current registered public accounting firm, Onestop Assurance PAC, is not headquartered in the PRC or Hong Kong, is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB, and was not listed in the Determination Report. We have no current intention of engaging any auditor not subject to regular inspection by the PCAOB.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed a Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong.

Uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in 2024 and beyond. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in Mainland China and Hong Kong in the future and stated that it had already made plans to resume regular inspections in early 2023 and beyond. Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in Mainland China and Hong Kong. Our securities may be prohibited from trading if our auditor cannot be fully inspected. While the Company’s auditor is based in Singapore and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such inability could cause trading in the Company’s securities to be prohibited under the HFCA Act, as amended, and ultimately result in a determination by a securities exchange to delist the Company’s securities. A termination of the trading of our securities or any restriction on the trading in our securities would have a negative impact on the Company as well as on the value of our securities.

The market price of the Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

PRC regulations relating to offshore investment activities by PRC residents may subject us or PRC resident beneficial owners to liability or penalties, limit our ability to conduct business in the PRC or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37. According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or SPVs. SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name, and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to beneficial owners of our Class A and Class B Redeemable Ordinary Shares who are PRC residents. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. Beneficial owners may be subject to a fine up to RMB50,000 (approximately $7,150) by SAFE for the failure to complete the required registration.

In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will always comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC resident beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, or restrict our cross-border business activities, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

The Hong Kong and China legal systems are evolving and embody uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

By contrast, China’s legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system. As a result, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, since these laws and regulations are relatively new and the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules, and many have retroactive effects. Since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. We may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties could adversely affect our business that relates to China or PRC citizens.

We may be treated as a non-resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to income tax on our income from PRC entities.

Under the PRC Enterprise Income Tax Law and its implementation rules, a foreign enterprise which has no establishment or place in the PRC but derives profit from sources in the PRC will be subject to the enterprise income tax on its PRC income. We believe that our income from PRC residents may not be the profit from sources in the PRC, and thus, we are not a non-resident enterprise subject to PRC income tax for the following reasons: (i) we conduct our operations through our HK Subsidiaries in Hong Kong; (ii) as of the date of this Annual Report, we have no subsidiary, VIE structure, nor any direct operations in the PRC; and (iii) we mainly sell products to PRC entities. However, whether we have income from sources in the PRC is subject to determination by the PRC tax authorities. There is uncertainty that with the development of our business, part of our profit might be deemed as profit from sources in the PRC and we might be subject to PRC income tax.

In addition to the uncertainty as to the application of the “non-resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements, such as the potential imposition of transaction taxes, or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

Risks Related to the Ownership of the Ordinary Shares

The price of the Ordinary Shares has dipped under $1 in the past which may increase the risk of delisting due to failure to maintain minimum bid price requirement under Nasdaq rules.

The market price per share of the Ordinary Shares has dipped under $1 for nine consecutive days in April 2025 and four consecutive days in May 2025. Under Nasdaq Listing Rule 5550(a)(2), we are required to maintain a minimum bid price of $1.00 per share to remain in compliance with Nasdaq’s continued listing standards. If the closing bid price of our Ordinary Shares were to remain below $1.00 per share for 30 consecutive business days, we could receive a deficiency notice from Nasdaq, and we may be subject to delisting procedures if we are unable to regain compliance within the applicable grace period.

Delisting from Nasdaq could have a material adverse effect on the liquidity and market price of our Ordinary Shares. It could also limit our ability to raise additional capital, reduce the visibility and coverage of our stock among investors and analysts, and impair our ability to attract and retain employees. There can be no assurance that we will be able to maintain compliance with the Nasdaq minimum bid price requirement or any other continued listing standards in the future.

The market price of the Ordinary Shares has been volatile or may decline regardless of our operating performance.

The market price for the Ordinary Shares has been volatile. The wide fluctuation of our share price could be due to multiple factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in the operating results of the Company due to factors related to the Company’s business;

●	success or failure of the strategy of the Company;

●	the interim or annual earnings of the Company, or those of other companies in the Company’s industry;

●	the Company’s ability to obtain third-party financing as needed;

●	announcements by us or the Company’s competitors of significant acquisitions or dispositions;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the operating and stock price performance of other comparable companies;

●	investor perception of the Company;

●	natural or environmental disasters that investors believe may affect the Company;

●	overall market fluctuations;

●	a large sale of the Ordinary Shares by a significant shareholder;

●	results from any material litigation or government investigation;

●	changes in laws and regulations affecting the Company or any of the principal products and services sold by the Company; and

●	general economic and political conditions and other external factors.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have experienced stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Ordinary Shares.

Historically, the US stock market has witnessed instances of extreme stock price surges followed by rapid declines for small-cap issuers, and such volatility seemed unrelated to the issuers’ performance subsequent to their initial public offerings, especially among companies with relatively small public floats. As a relatively small-capitalized company with a small public float, the share price of the Ordinary Shares may continue to experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our small public float may amplify the impact the actions taken by a few shareholders have on the price of Ordinary Shares, which may cause the share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of the shares, distort the market perception of the share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of the Ordinary Shares, regardless of our actual or expected operating performance. As a result, investors may have difficulty assessing the rapidly changing value of the Ordinary Shares and our ability to access the capital market may be materially adversely affected. In addition, when the trading volumes of the Ordinary Shares are low, holders of the Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in the Ordinary Shares.

We may not be able to maintain a listing of the Ordinary Shares on Nasdaq.

We must meet certain financial and liquidity criteria to maintain our listing on Nasdaq. If we fail to meet Nasdaq’s continued listing requirements, the Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of the Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Ordinary Shares. The delisting of the Ordinary Shares could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline.

The trading market for the Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us. We do not have any control over these analysts. If an analyst downgrades the Ordinary Shares or publishes unfavorable research about our business, the price of Ordinary Shares would likely decline. If an analyst ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets and demand for the Ordinary Shares could decrease, which could cause the share price or trading volume to decline.

We have not historically declared or paid dividends on our shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Ordinary Shares.

We have not historically declared or paid dividends on our shares. We currently intend to invest our future earnings, if any, to fund our growth, to develop business, and for general corporate purposes. We do not expect to declare or pay any dividends in the foreseeable future. Therefore, the success of an investment in the Ordinary Shares will depend upon any future appreciation in their value. There is no guarantee that the Ordinary Shares will appreciate in value or even maintain their current value.

Any decision to pay dividends in the future will be at the full discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant.

We may issue additional equity or debt securities, which are senior to the Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Ordinary Shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. In addition, any additional preferred shares, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Ordinary Shares and diluting your interest in our company.

Our Chief Executive Officer and Chairman, Mr. Lap Sun Wong, continue to hold a majority of the voting power of the Company’s outstanding share capital, which will limit or preclude your ability to influence corporate matters.

As of the date of this Annual Report, our Chief Executive Officer and Chairman, Mr. Lap Sun Wong, the beneficial owner of 6,244,961 Ordinary Shares of the Company, held approximately 56.77% of the voting power of our outstanding share capital. As such, Mr. Lap Sun Wong will be able to control our management and matters requiring an ordinary resolution of shareholders, including the appointment and removal of directors and approval of significant corporate transactions such as a change in control, merger, consolidation or sale of assets. However, our controlling shareholder, Mr. Lap Sun Wong, will not have the ability to determine all matters requiring approval by shareholders. For example, important matters such as a change of name, making changes to the post-offering memorandum and articles of association, a reduction of the Company’s share capital, or the winding up of the Company will require a special resolution of the shareholders. A special resolution to be passed at a meeting by the shareholders requires the affirmative vote of no less than two-thirds (approximately 66.67%) of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. Mr. Lap Sun Wong will not have sufficient votes to pass matters requiring a special resolution if all of the Company’s issued and outstanding shares are present at such a meeting by the shareholders.

Mr. Lap Sun Wong’s interests may not be the same as or may even conflict with your interests. For example, he could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of the Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, Mr. Lap Sun Wong’s majority voting power over our outstanding share capital may not align with the best interests of our other shareholders.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies.

We are required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result of our election to take advantage of such extended transition period, our financial statements may not be comparable to companies that comply with public company effective dates.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, the shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find the Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of the Ordinary Shares.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. We plan to take advantage of the exemptions available to us as a foreign private issuer.

As a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. We plan to take advantage of the exemptions available to us as a foreign private issuer. We may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Ordinary Shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, as well as certain Ordinary Share issuances. We are in compliance with the requirements of Nasdaq listing rules to have a majority of the board be independent and to appoint a compensation committee and a nominating and corporate governance committee comprised solely of independent directors. We may, however, in the future consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We would lose our foreign private issuer status if, for example, more than 50% of our voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.

Our post-offering memorandum and articles of association do not provide its shareholders with any right to requisition a general meeting or to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Certain judgments obtained against us and the Selling Shareholders by Hong Kong Pharma’s shareholders may not be enforceable.

Hong Kong Pharma is a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all our current operations are conducted in Hong Kong.

In addition, all of our non-independent directors and officers, including Lap Sun Wong, our Chief Executive Officer and Chairman of the Board, Zhifang Zhang, a director, Man Bun Kwok, our Chief Financial Officer, and Yingying Li, our Chief Operating Officer, as well as independent director Dr. King Yin Lai and Dr. Kam Leung Chan, are nationals or residents of Hong Kong. Additionally, all of the Selling Shareholders are nationals and residents of countries other than the United States. All or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Hong Kong Pharma was incorporated under Cayman Islands law.

Hong Kong Pharma is an exempted company incorporated under the laws of the Cayman Islands. Its corporate affairs are governed by its memorandum and articles of association, as amended, the Companies Act and the common law of the Cayman Islands. The rights of the shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed, judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like ours have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Hong Kong Pharma’s post-offering memorandum and articles of association have provisions that provide our shareholders with the right to inspect the register of members without charge, and to receive the annual audited financial statements of the Company. Subject to the foregoing, our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders. See “Description of Share Capital — Differences in Corporate Law.”

Hong Kong Pharma’s memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit Hong Kong Pharma’s shareholders’ opportunity to sell their shares at a premium.

Hong Kong Pharma’s memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving Hong Kong Pharma’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, Hong Kong Pharma’s board of directors has the authority, without further action by its shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If Hong Kong Pharma’s board of directors decides to issue preferred shares, the price of the Ordinary Shares may fall and the voting and other rights of the holders of the Ordinary Shares may be materially and adversely affected. In addition, Hong Kong Pharma’s post-offering memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (“ES Act”) that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, but excludes an entity that is a tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in Hong Kong, it is not required to satisfy the economic substance test set out in the ES Act.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Ordinary Shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds the Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

General Risk Factors

Adverse developments in general business and economic conditions as well as conditions in the global capital market could have an adverse effect on the demand for the Company’s products, the business, and the financial condition and results of operations of the Company and its customers.

The comparatively slower rate of increase in the Chinese gross domestic product (“GDP”) in recent years has adversely affected the Company’s results of operations. If GDP continues to increase at a slow rate or if economic growth declines, demand for the products we sell will be adversely affected. In addition, volatility in the global capital market, which impacts interest rates, currency exchange rates and the availability of credit, could have an adverse effect on the business, financial condition and results of operations of the Company and the Company’s customers. Financial difficulties of customers, whether as a result of a downturn in general economic or industry conditions or otherwise, may result in failures of customers to timely pay amounts due or adversely affect the collectability of the Company’s accounts receivable, which could have a material adverse effect on the Company’s business, financial condition and results of operations. A bankruptcy or liquidity event by one or more of the Company’s customers could have a material adverse effect on the Company’s business, financial condition and results of operations.

Inclement weather, widespread outbreak of an illness, anti-terrorism measures and other disruptions could negatively affect various aspects of the Company’s business including the Company’s supply chain, distribution system and operations, and could result in reduced demand from the Company’s customers.

The Company’s ability to provide efficient distribution of products to the Company’s customers is an integral component of the Company’s overall business strategy. Disruptions at shipping ports or the closure of roads or imposition of other driving bans due to natural events such as flooding, earthquakes, tornadoes and blizzards may affect the Company’s ability to deliver products to the Company’s customers on a timely basis, which may in turn adversely affect the Company’s results of operations.

Additionally, widespread outbreaks of an illness such as a pandemic and actions taken to contain or prevent further spread of such diseases could substantially interfere with general commercial activity related to the Company’s supply chain and customer base, which could have an adverse effect on the Company’s business, financial condition and results of operations. If the Company’s operations are curtailed, we may need to seek alternate sources of supply which may be more expensive, unavailable or may result in delays in shipments to us from the Company’s supply chain and to the Company’s customers. Further, if the Company’s customers’ businesses are similarly affected, they might delay or reduce purchases from us, which could adversely affect the Company’s results of operations.

We and our directors and officers may from time to time be subject to claims, controversies, lawsuits and legal proceedings.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine, the Gaza Strip or any other geopolitical tensions.

Global markets have experienced volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine, armed conflicts between Israel and Hamas, regional military conflict between Israel and Iran. Although the length and impact of the ongoing military conflict is highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine, the Gaza Strip, and Iran globally and assessing its potential impact on our business. In addition, sanctions on Russia and hostilities involving Israel could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

Hong Kong Pharma, an exempted company established under the laws of Cayman Islands on August 17, 2023, has two subsidiaries: (i) V-Alliance Technology Supplies Limited, established under the laws of Hong Kong on September 1, 2016, and (ii) Joint Cross Border Logistics Company Limited, previously known as Eternal Profits Limited, and established under the laws of Hong Kong on July 18, 2017.

Pre-IPO Restructuring

Upon Hong Kong Pharma’s incorporation on August 17, 2023, it had an authorized share capital of $50,000 divided into 50,000,000 ordinary shares of a single class, par value $0.001 per share. Upon incorporation, ten ordinary shares were allotted and issued to the initial subscriber, Harneys Fiduciary (Cayman) Limited, which transferred the single ordinary share to Lap Sun Wong, on the same day.

On December 1, 2023, an additional 9,500,990 ordinary shares in total, par value $0.001 each, were allotted and issued to Lap Sun Wong and new shareholders, including among others, 1,710,170 ordinary shares to Lap Sun Wong; 4,448,520 ordinary shares to Fame Overseas Supply Chain Limited; 190,020 ordinary shares to Profit Seeker Limited; 617,850 ordinary shares to Pacific Health Century International Group Limited; and 617,850 ordinary shares to Atlantic Health Century International Group Limited.

On December 7, 2023, LS International Holdings Limited, which was then the sole shareholder of Joint Cross Border, transferred 2,000,000 shares of Joint Cross Border, representing the entire issued and outstanding shares of Joint Cross Border, to Hong Kong Pharma in consideration of HK$1. Upon completion of the share transfer, Joint Cross Border became a direct wholly-owned subsidiary of Hong Kong Pharma. On December 7, 2023, Lap Sun Wong, which was then the sole shareholder of V-Alliance, transferred 10,000,002 shares of V-Alliance, representing the entire issued and outstanding shares of V-Alliance, to Hong Kong Pharma in consideration of HK$3,000,000. Upon completion of the share transfer, V-Alliance became a direct wholly-owned subsidiary of Hong Kong Pharma.

As a result of the reorganization, Hong Kong Pharma, our Cayman Islands holding company, became a holding company of Joint Cross Border and V-Alliance, our operating subsidiaries, collectively referred to as the HK Subsidiaries.

On December 15, 2023, Hong Kong Pharma amended its share capital to secure an $800,000 investment from an investor. As a result of such amendment, our authorized share capital changed to $50,000 divided into 50,000,000 shares, par value $0.001 per share, comprising (i) 49,501,000 Class A Ordinary Shares, par value $0.001 each; and (ii) 499,000 Class B Redeemable Ordinary Shares, par value $0.001 each. The 9,501,000 ordinary shares that were previously issued and outstanding were redesignated as 9,501,000 Class A Ordinary Shares. Hong Kong Pharma issued 499,000 Class B Redeemable Ordinary Shares to the new investor in consideration of $800,000 in cash.

On October 24, 2024, Hong Kong Pharma increased its authorized share capital from $50,000 to $100,000, divided into 100,000,000 shares, par value $0.001 per share, comprising (i) 99,501,000 Class A Ordinary Shares, par value $0.001 each, and (ii) 499,000 Class B Redeemable Ordinary Shares, par value $0.001 each.

On October 24, 2024, Hong Kong Pharma effected a 1-for-10 forward split of its shares by way of a share subdivision of its issued and unissued shares, with each of its issued and unissued shares subdivided into ten (10) shares. Immediately after the Share Split, the number of issued and outstanding shares of Hong Kong Pharma increased from 1,000,000 to 10,000,000 shares, comprising (i) 9,501,000 Class A Ordinary Shares issued and outstanding, par value $0.001 each and (ii) 499,000 Class B Redeemable Ordinary Shares issued and outstanding, par value $0.001 each.

Immediately prior to the completion of our IPO, we redesignated and reclassified each of the then issued and outstanding Class A Ordinary Shares and each of the then issued and outstanding Class B Redeemable Ordinary Shares into a single class of ordinary shares on a 1:1 basis, that is each of the issued and outstanding Class A Ordinary Shares into one (1) ordinary share and each of the issued and outstanding Class B Redeemable Ordinary Shares into one (1) ordinary share, with each of such ordinary shares being entitled to one vote per share (collectively, the “Reclassification”). Following the Reclassification, but before giving effect to the IPO, we had 10,000,000 Ordinary Shares issued and outstanding.

IPO

On January 16, 2025, we completed our initial public offering of an aggregate of 1,403,685 ordinary shares of par value $0.001 per share (the “Ordinary Shares”), at a public offering price of US$4.00 per share, of which 1,000,000 Ordinary Shares are offered by Hong Kong Pharma and 403,685 Ordinary Shares are offered by the selling shareholders of the Company. The Ordinary Shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-282876), which was declared effective by the SEC on December 20, 2025.

The Company has adopted its Third Amended and Restated Memorandum and Articles of Association which became effective immediately prior to the completion of the IPO.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this Annual Report.

On September 30, 2022, Joint Cross Border formed a wholly owned subsidiary, Laishuo Intelligent Supply Chain (Hangzhou) Co., Ltd. (the “Hangzhou Subsidiary”) in Hangzhou, China under PRC laws. The Hangzhou Subsidiary’s principal business was to provide customer services to a major client, CaiNiao, from a location in close proximity. Subsequently, to reduce operational costs, Joint Cross Border sold the Hangzhou Subsidiary to Yeung Sun Fong (H.K.) Medical Company Limited, an unrelated Hong Kong company, on September 11, 2023.

4.B. Business Overview

Overview

Our business offering consists of two main categories: (i) OTC pharmaceutical cross-border e-commerce supply chain services, primarily conducted through our Hong Kong subsidiary, Joint Cross Border, which we refer to as the “Supply Chain Services” division and (ii) OTC pharmaceutical cross-border procurement and distribution, primarily conducted through our Hong Kong subsidiary, V-Alliance, which we refer to as the “Procurement and Distribution” division. Based in Hong Kong, Joint Cross Border has established itself as a leading provider of third-party supply chain services in Mainland China’s OTC pharmaceutical cross-border e-commerce market. According to the F&S Report, we ranked first in this sector by revenue in 2022. Through our engagement with OTC pharmaceutical suppliers, logistics companies, and merchants who operate stores on Chinese e-commerce platforms, Joint Cross Border offers a convenient one-stop solution for Mainland Chinese customers who wish to access cross-border OTC pharmaceutical products. Joint Cross Border’s offering includes a comprehensive array of services, such as pre-consultation, product information review, procuring overseas OTC pharmaceutical products, enlisting OTC pharmaceutical products to the HKDOH, obtaining import and export permits and clearances, storing products at warehouses, packaging, and arranging for logistics and end-to-end delivery services for consumers.

The regulations and policies governing cross-border transportation of OTC pharmaceutical products vary from country to country. We believe that the traditional supply chain is inefficient in navigating the intricate regulatory landscape and thus unable to meet the significant and growing demand for overseas OTC pharmaceuticals by Mainland Chinese consumers. To capture this opportunity, Joint Cross Border offers its clients a suite of supply chain solutions to address the unique needs of handling cross-border OTC pharmaceutical products. We believe our advanced technological capabilities, vast experience in the OTC pharmaceutical supply chain service industry, and e-commerce insights can further entrench our position as an ever more important player in Mainland China’s OTC pharmaceutical cross-border e-commerce market. Our main customers are (i) e-commerce platform logistics partners like CaiNiao who hire our supply chain services related to cross-border OTC pharmaceutical products and (ii) merchants on established Chinese e-commerce platforms such as Tmall, Meituan, Pinduoduo, JD.com, Xiaohongshu, and Youzan to offer popular OTC pharmaceutical products sourced from Hong Kong, Taiwan, Japan, and certain European countries such as the United Kingdom and Germany. As of the date of this Annual Report, our system has cataloged more than 6,000 SKUs, including over 4,000 HKDOH-enlisted OTC SKUs. The OTC pharmaceutical products we manage or distribute include traditional OTC Chinese medicine manufactured in Hong Kong and outside China and non-Chinese OTC medicine registered in Hong Kong and outside China. While over 90% of the products we deal with are OTC pharmaceutical products on average, our portfolio also includes non-pharmaceutical items such as health supplements.

We have received notable recognitions, including membership in The H.K. Medicine Dealers’ Guild, Pharmaceutical Distributors Association of Hong Kong, and China Medical Pharmaceutical Material Association.

Our Products and Services

Our offering is divided into two main categories, each conducted by one of our HK Subsidiaries: (1) Supply Chain Services and (2) Procurement and Distribution. For the fiscal years ended March 31, 2025 and 2024, we derived $12,481,187, approximately 61.4% of our total revenue, and $10,145,855, approximately 60.8% of our total revenue from our Supply Chain Services division, respectively. For the fiscal years ended March 31, 2025 and 2024, we derived $7,826,897, approximately 38.5% of our total revenue, and $6,217,798, approximately 37.3% of our total revenue from our Procurement and Distribution division, respectively.

OTC Pharmaceutical Cross-border E-commerce Supply Chain Services

The diagram below presents a wholistic view of our one-stop supply chain solution, which includes our offered services and the parties involved in the process:

Our import services under this division include (i) engaging our in-house medical professionals to sort out products into different categories, (ii) providing information related to the classification of the OTC pharmaceuticals to customers, and if classified as “western medicine” (meaning non-Chinese medicine) not registered in Hong Kong, submitting related information to the HKDOH for enlisting, (iii) applying for drug import certificates from the HKDOH, and (iv) coordinating with customers, our warehouse team, and other parties regarding invoice, import certificate and subsequent transportation to our warehouses in Hong Kong.

After the products arrive in our warehouses, we offer a range of value-added services to prepare products for final delivery to consumers in Mainland China. Such services include adding specific labels, packaging, extended storage, product inspection, batch processing, photography, counting, disposal, and addition of gift packaging, samples or pamphlets, among others. Our warehouses thereafter process releases from warehouse in our system in accordance with order information from e-commerce logistics companies or online merchant clients. In addition, we also assist with processing export documents, delivering the goods to Hong Kong Customs and Mainland Customs for customs clearance, and ultimately delivering the products to the last mile carrier for express delivery to the end consumers. We outsource some of these services, such as customs clearance and delivery within Mainland China, to third-party business partners.

OTC Pharmaceutical Cross-border Procurement and Distribution

In addition to providing supply chain services, by leveraging data and insights obtained from the Supply Chain Services vertical, we also procure overseas OTC pharmaceutical products and sell them to merchants on established Chinese e-commerce platforms as well as pharmaceutical distributors.

Before the commencement of procurement, we ensure the relevant OTC pharmaceutical products have been enlisted with HKDOH.

Our procurement process includes (i) analyzing cross-border OTC pharmaceutical sales and customer orders to determine the types of OTC pharmaceuticals in demand and the delivery times needed, (ii) negotiating with suppliers on pricing and product arrival times, (iii) comparing quotations and lead time from suppliers to finalize purchase products and quantities, (iv) confirming the shipping schedule, deploying in-house medical professionals and our customs clearance team to utilize the Company’s relevant import qualifications to process corresponding import documents, (v) coordinating with freight companies for the products to arrive at the destination port, and (vi) collecting corresponding import data for reporting to relevant government authorities.

Once our procured products are in our warehouses, distribution typically includes (i) executing sales contracts with customers based on customer needs, (ii) confirming availability of the ordered products in our warehouses, and (iii) shipping out the products once our finance department confirms recipient of payment.

We currently keep abreast of new OTC drugs mainly through four channels: (i) distributors outside China, with whom we have established supply partnerships, regularly recommending new drugs to us; (ii) attending professional pharmaceutical conferences or exhibitions, through which we discover new drugs; (iii) drug manufacturers, with whom we have previously transacted, promoting their new products to us; and (iv) data from our Supply Chain Services division.

From September 19, 2023 to September 18, 2024, our subsidiary V-Alliance, as consignor, recognized revenue from the sale of consigned OTC pharmaceutical products under a consignment agreement with certain third-party consignees. No new consignment orders were accepted in the fiscal year ended March 31, 2025. The agreement facilitated liquidity through advances provided by consignees on a portion of the product price. V-Alliance was responsible for all related expenses, including consignment fees, promotion fees, warehousing fees, insurance, and logistics costs, as well as any loss or damage to the products. Payments were settled with consignees on a quarterly basis. Given the costs and limited scope of this arrangement, management does not anticipate consignment sales to be a significant revenue source. We will continue to pursue other opportunities to drive sales growth and expand our sales channels.

Our Competitive Strengths

We believe we distinguish ourselves from our competitors through the following competitive strengths:

●	Advanced Proprietary Technology Infrastructure

Our operational advantages include integrated warehousing and distribution, centralized procurement, and optimized inventory management. By utilizing technological innovation, we realized the digitization of supply chain services for cross-border imported OTC products. Our Hong Kong storage warehouses provide temperature and humidity-controlled room, reliable logistics services, and efficient operations.

Our subsidiary, Joint Cross border, utilizes systematic order management through its proprietary cross-border OTC pharmaceutical enterprise resource planning, or ERP, software system, called “Extraordinary Supply Chain V2.0,” to reduce logistics fulfillment costs, increase efficiency and improve our scalability competency. This system seamlessly integrates with our warehouse management software system, or WMS, enabling a unified system operation for overall order and warehouse operations. Through process optimization, our ERP system streamlines workflows and reduces interruptions to our workers, thereby enhancing overall operational efficiency. Moreover, the “Extraordinary Supply Chain V2.0” management system automatically optimizes the subsequent picking and packaging operation based on different order product information. It prioritizes orders with the same location, the same SKU, and the same quantity, therefore minimizing routes within the warehouse. Simultaneously, the enhanced multi-order batch packaging and processing capability enabled by “Extraordinary Supply Chain V2.0” significantly improves the efficiency of packaging personnel in the warehouse.

●	Scalability

When procuring and warehousing the OTC pharmaceutical products, the overall scale of business orders is a crucial factor in cost control. We have been able to secure and closely collaborate with major platform logistics partners like CaiNiao and top-tier merchants in the cross-border import e-commerce industry. Through increasing the order volume from these large purchasers, we reduce our overall operating costs. Additionally, we expect that cross-border OTC pharmaceuticals orders will continue to grow in the foreseeable future, and this growth will enable us to further capitalize on economies of scale, allowing us to offer competitive prices and better services in transportation, customs clearance and other aspects.

●	Flexibility of Our Offerings

Our capability to tailor our comprehensive offerings allows us to meet our customers’ unique needs, leveraging a holistic one-stop solution that streamlines the supply and distribution process for overseas OTC pharmaceutical products. Our one-stop solution offers pre-consultation, information review, procuring overseas OTC pharmaceutical products, enlisting OTC pharmaceutical products, obtaining import and export permits and clearances, storing products at our warehouses, packaging, and arranging for logistics and end-to-end delivery services for consumers. This comprehensive and adaptable approach, from procurement to final delivery, not only simplifies the supply chain for our clients but also ensures that end consumers receive high-quality products in a timely manner. We believe this flexibility enables us to compete across different market levels, catering to both niche and extensive markets seeking reliable, efficient, and compliant OTC pharmaceutical distribution solutions, thereby positioning us as a preferred partner in the OTC pharmaceutical supply chain capable of navigating the regulatory complexities while meeting diverse client needs.

●	Regulatory Compliance

As of the date of this Annual Report, we have obtained all necessary licenses and permits for transactions related to tariff, customs, OTC pharmaceutical import and export transportation, and OTC pharmaceutical storage. We work closely with the HKDOH and other relevant government authorities to ensure compliance and efficiency of our logistical operations.

●	Seasoned and Visionary Management Team and Established Market Presence

Our team members have extensive experience in their respective areas of expertise. Our founder, chief executive officer, Lap Sun Wong, is an entrepreneur with substantial expertise in the supply chain and cross-border e-commerce industries. He has over 20 years of management experience with a strong network and substantial resources and know-how that grew our company as one of the leading OTC pharmaceutical cross-border e-commerce supply chain companies in China. Our director, Zhifang Zhang, transitioned from practicing as an attending physician in internal medicine at Shanghai Putuo People’s Hospital (1987-1998) to being a pharmaceutical industry executive. He has held executive positions at multiple leading private and public pharmaceutical companies, including Takeda Pharmaceuticals (1998-2006), Phoenix Pharmaceutical Holdings Hong Kong Limited (2007 to 2013), and Universal Health International Group Holding Limited (2013-2019). His extensive experience in both medical and corporate sectors, coupled with his track record in leadership roles have been instrumental to our success.

Our management team members, with complementary industry experiences in a range of fields, such as supply chain services, risk and compliance, pharmacy and operations, enable us to develop innovative tailored solutions that meet the evolving needs of our clients.

Our Market Opportunity and Competition

We believe that we entered Mainland China’s OTC pharmaceutical cross-border e-commerce supply chain industry in its early stages and have established ourselves as one of the main players in the industry. This strategic positioning places us at the forefront of a promising market opportunity, characterized by the exponential growth and increasing demand for overseas OTC pharmaceutical products facilitated through online platforms, reflecting the evolving consumer preferences and the trends of digital adoption in the healthcare sector.

Currently, we are offering OTC pharmaceutical cross-border e-commerce supply chain services for platform logistics partners of, and merchants on, primarily four e-commerce platforms in Mainland China: Tmall, JD.com, Meituan, and Pinduoduo.

Tmall and Alibaba Health. We believe we are one of the three main OTC pharmaceutical cross-border e-commerce supply chain service providers for Tmall through our engagement with CaiNiao. We also supply independent merchants that sell on the Tmall e-commerce platform with cross-border OTC pharmaceutical products through supply chain, procurement and distribution services. Additionally, we supply OTC pharmaceutical products to Alibaba Health through consignment sales conducted via sales agents.

JD.com. We provide comprehensive cross-border procurement, distribution and supply chain services to independent merchants on JD.com based on the merchants’ specific needs.

Meituan. Meituan began offering cross-border OTC pharmaceutical products on its platform in 2023. We have entered into a partnership agreement with an affiliated party of Meituan. However, to date, we have not provided services to Meituan directly under this partnership agreement. We only provide comprehensive cross-border procurement, distribution and supply chain services to independent merchants that sell on the Meituan e-commerce platform based on their specific needs.

Pinduoduo. Pinduoduo began offering cross-border OTC pharmaceutical products on its platform in 2023. To date, we have not provided supply chain services directly to Pinduoduo. We provide comprehensive cross-border procurement, distribution and supply chain services to independent merchants that sell on the Pinduoduo e-commerce platform based on their specific needs.

We seek to differentiate ourselves from competitors with our efficient process, reduced logistics cost, and existing relationships with keys players in the industry. With our exceptional services, expanding customer base, and data-driven approach, we believe we will continue to efficiently scale and generate strong returns.

Growth Strategies

We intend to leverage our competitive strengths to pursue the following growth strategies:

●	Continuously Upgrade Our Technology Infrastructure

We believe the efficiency of our technology infrastructure is a critical factor in determining our market competitiveness. In the next three to five years, we plan to further upgrade our supply chain system to improve accuracy by implementing smart shipping and receiving equipment to achieve automatic identification and counting of goods and packages, automate the assembly line to reduce manual operations and labor costs, and design storage facilities tailored to pharmaceutical products to enhance warehouse space utilization. We believe that overall improvement in processing and equipment, combined with further optimization of the operational system, will further distinguish us from our competitors. We plan to update our software system by developing a comprehensive cross-border OTC pharmaceutical service platform that addresses our current supply chain challenges such as fragmentation and improves customer acquisition.

●	Expand Our Sales Team

We also plan to establish a sales team in Mainland China primarily targeted at acquiring more merchants. Our sales team in Hong Kong has generated significant revenue in recent years, and we plan to expand our sales team as we grow.

●	Optimize Working Capital and Operations

We plan to further optimize our working capital management. This involves improving accounts receivable turnover rates, establishing a robust credit management system, assessing and managing customer credit, reducing inventory turnover times, optimizing procurement plans, and minimizing inventory retention times. Effective working capital management will enhance productivity and an efficient inventory management system will help reduce inventory backlog. With effective working capital management by our professional team, we aim to improve cash flow and capital utilization efficiency, thereby sustainably maintaining our finance and fostering healthy development of our business.

Customers

Currently, our main customers consist of (i) e-commerce platform logistics partners who hire our expertise in supply chain services related to cross-border OTC pharmaceutical products, (ii) merchants on established Chinese e-commerce platforms, and (iii) pharmaceutical distributors. As of March 31, 2025, we provided services to over 300 online merchants. Almost all of our customers are located in Mainland China or Hong Kong.

For the year ended March 31, 2024, we had two customers that each accounted for more than 10% of total revenues, and such customers accounted for approximately 15.5% and 12.0% of the Company’s total revenues, respectively. For the year ended March 31, 2025, we had one customer that accounted for more than 10% of the Company’s total revenues, and such customer accounted for 11.54% of the Company’s total revenues.

The customer who accounted for approximately 11.54% of the Company’s total revenues for fiscal year ended March 31, 2025, is CaiNiao. Our subsidiary, Joint Cross Border, has entered into a series of agreements with CaiNiao. Under such agreements, we were contracted to provide long-term warehousing and supply chain services related to cross-border OTC pharmaceutical products, to Alibaba Group’s online trading platforms, including Taobao, Tmall, Ju.Taobao, 1688, AliExpress, Tmall HK and Alibaba, as well as other e-commerce platforms that utilize CaiNiao’s logistics services. Our facilities have been designated as the CaiNiao Pharmaceutical Logistics Centre in Hong Kong by CaiNiao, a testament to what we believe to be our stable and stellar fulfillment performance. By connecting to CaiNiao via real-time APIs, we monitor key metrics such as fulfillment accuracy, end-to-end fulfillment time, inventory count and customer complaints in real time. This detailed and quantifiable performance tracking enables granular performance measurements, node by node, facilitating us to seek continuous operational improvements. We believe our reliable performance and years of track record in serving CaiNiao have laid a solid foundation for long-term cooperation with CaiNiao, and this stands as a hallmark of our quality services, serving as a cornerstone for our growth in the high-growth OTC pharmaceutical cross-border e-commerce supply chain market in Mainland China. The total number of clients in our Supply Chain Services category increased from 176 for the year ended March 31, 2023, to 218 for the year ended March 31, 2024, and our dependence revenue from supply chain services on CaiNiao has been reduced from 26.42% for the year ended March 31,2024, to 12.33% for the year ended March 31, 2025. For more information on material terms of our agreements with CaiNiao, please see “— Agreements with CaiNiao” below.

We expect to maintain our business relationships with our existing major customers, and simultaneously strive to diversify our pool of customers as we develop our business to reduce the risk of our dependence on a few major customers.

In response to the rising demand for cross-border OTC pharmaceuticals from internet hospitals in Mainland China, developing such internet hospitals as a new source of revenue has become one of our focuses. We are assisting a number of Mainland Chinese internet hospitals in accessing new (primarily OTC) drugs that are available overseas. Known as “telehealth” in the United States, internet hospitals provide an online platform for patients to receive medical consultations, prescriptions, and health management services without the need for physical visits to traditional hospitals. Internet hospitals have grown rapidly, partly driven by the need for remote healthcare during the COVID-19 pandemic and supported by the Chinese government as part of a broader initiative to improve healthcare accessibility and efficiency. As of the date of this Annual Report, we have not generated revenue from internet hospital clients.

Agreements with CaiNiao

The agreements currently in effect between CaiNiao and Joint Cross Border include the “End-to-End Logistics Service Agreement” and the “Overseas Center Warehouse Service Agreement,” both effective from April 01, 2025 to March 31, 2026. Below is a summary of material terms of our agreements with CaiNiao.

Material Obligations of the Parties

●	Joint Cross Border shall comply with rules and service standards set by CaiNiao.

●	CaiNiao is entitled to regularly monitor and assess Joint Cross Border’s services. Based on the results of the assessment, CaiNiao has the right to ask Joint Cross Border to improve areas where it believes Joint Cross Border fails to meet the service standards set by CaiNiao within a specified period.

●	Joint Cross Border shall comply with all applicable laws and regulations, including maintaining necessary licenses and permits.

●	Joint Cross Border shall provide agreed-upon services and issue valid invoices.

●	Joint Cross Border may subcontract some of the services to other qualified service providers and shall be liable for any breach of contract or defects in services by such subcontractors.

●	Joint Cross Border shall complete system integration with CaiNiao’s API interface and maintain a stable operational system. Joint Cross Border shall ensure that it has software systems, business processes and staffing compatible with CaiNiao’s business plans.

●	Joint Cross Border shall actively respond to CaiNiao’s inquiries about the status of goods, including delivery status, delivery time, and other transport and storage details.

●	Joint Cross Border shall properly store parcel data for no less than six months and allow CaiNiao to trace such data.

●	In respect of customs-related inquiries, inspections, audits or investigations, Joint Cross Border shall immediately notify CaiNiao. If such investigations cause delays, Joint Cross Border shall actively expedite the audit process. CaiNiao will bear additional costs, unless they result from Joint Cross Border’s fault.

Service Fees

In accordance with a detailed Service Item Quotation Table appendix attached to the service agreements, CaiNiao pays Joint Cross Border various fees based on the types of services provided by Joint Cross Border, including without limitation, order processing fees (per monthly number of orders), warehousing fees (per storage size per month), customs clearance service fees (per monthly number of clearance orders) and value-added services fees. If Joint Cross Border fails to meet certain key performance indicators set by CaiNiao or causes damage to merchandise, CaiNiao may impose charges on Joint Cross Border. Joint Cross Border may only charge CaiNiao for fees based on the cost items and cost standards stipulated in the foregoing Service Item Quotation Table and may not directly charge merchants any fees without the written consent of CaiNiao.

Joint Cross Border shall provide the billing parameters and value-added costs, along with supporting documents for the value-added costs, within 30 days after the completion of an order.

Termination

Early termination circumstances include, without limitation:

●	Joint Cross Border fails to perform the agreement due to breach or early termination by its subcontractor(s).

●	Joint Cross Border commits other material breach(es) and fails to rectify such breach(es) within a reasonable period specified in CaiNiao’s notice.

●	Joint Cross Border engages in other conduct detrimental to CaiNiao or users, and fails to correct it within the designated period specified in CaiNiao’s notice.

●	Either party enters into any voluntary bankruptcy, bankruptcy, receivership, liquidation, debt restructuring, or similar proceedings.

●	Either party enters into any involuntary bankruptcy, bankruptcy, receivership, liquidation, debt restructuring, or similar proceedings, and fails to revoke such proceedings within 30 days of filing with the court.

●	CaiNiao has the right to unilaterally terminate the agreement at any time upon 30 days’ prior written notice without cause.

The agreements also contain customary representations and warranties, provisions for intellectual property protection, confidentiality and data security, breach of contract and other provisions.

Sales and Marketing

We started our OTC pharmaceutical cross-border e-commerce supply chain services business by partnering with CaiNiao, the affiliated logistics company for Alibaba Group, particularly Tmall, an e-commerce platform with a large Mainland Chinese customers base and where international businesses can sell brand-name goods to consumers in Mainland China. We currently provide the following services to Tmall: warehouse storage, packaging, OTC pharmaceuticals customs clearance, import compliance, compliance guidelines for online merchants, and product admission verification services. Through collaboration with Tmall, we have established ourselves as a main player in the cross-border OTC pharmaceutical e-commerce industry in China with our competitive price structure, efficient operations, and sourced good quality products. In the process, we have accumulated valuable experience and developed industry expertise by improving our own technological capabilities and management standards.

In subsequent development, we further expanded our business to other popular e-commerce platforms that are active players in the cross-border OTC pharmaceutical e-commerce industry in China, such as JD.com and Meituan. As a result, we have reached strategic cooperation agreements with these e-commerce platforms or their affiliated logistics partners. Although our business has experienced significant growth in the past, we have not stopped investing additional resources to improve our services, seeking new partners for business collaboration, and exploring more opportunities for growth.

In our past marketing efforts, our primary target customer group was merchants that were engaged in the international OTC pharmaceutical cross-border e-commerce industry. Depending on the different needs of merchants, we have tailored our logistic service to help reduce merchants’ fulfillment costs. Simultaneously, we have established long-term partnerships with large e-commerce platforms in China to meet their cross-border OTC pharmaceutical import demands. We plan to further penetrate the cross-border OTC pharmaceutical e-commerce market by broadening and diversifying our customer base through targeted sales and marketing efforts, including establishing relationships with additional merchants, online stores, and e-commerce platforms. We also aim to expand our scope of collaboration with internet hospitals to obtain more internet hospitals as our business partners.

Sourcing and Suppliers

Currently, our suppliers comprise four categories: (i) OTC pharmaceutical producers and distributors; (ii) logistics subcontractors; (iii) labor service providers; and (iv) packaging suppliers. The OTC pharmaceutical producers and distributors represent the largest category of suppliers by purchase cost. We constantly adjust our supplier pool to optimize our procurement cost. As of March 31, 2025, the total number of our suppliers exceeded 100.

For the year ended March 31, 2024, one supplier made up more than 10% of our total purchases, accounting for 21.3%. For the year ended March 31, 2025, one supplier made up more than 10% of our total purchases, accounting for 13.72%, respectively.

We generally enter into supply contracts with our suppliers for the supply of (i) OTC pharmaceutical merchandise; (ii) logistics services such as customs clearance and delivery services within Mainland China; (iii) workers who provide merchandise sorting and packaging services; and (iv) packaging materials. A typical supplier agreement lasts for six months to one year for an initial term or does not contain a fixed expiration date. Both parties have the right to terminate the agreement upon notifying the other party in advance. In terms of OTC pharmaceutical merchandise procurement, we further place purchase orders within the framework of supply contracts, which detail specifics such as quantities, product specifications, pricing and delivery schedules. We generally include confidential clauses that oblige our suppliers to keep our business information confidential. A termination or modification to any of these relationships could adversely affect our supply and have an adverse effect on our business, operating results, and financial condition.

Seasonality

We experience seasonality in our business because our products and services are interconnected with the online retail industry in China. For example, when e-commerce platforms providers observe reduced user traffic and purchase orders during the Chinese New Year holiday in the first quarter of each year, we receive less orders. Online OTC pharmaceutical sales are higher in the fourth quarter due to increased promotional activities on e-commerce platforms in the fourth quarter. In recent years, e-commerce companies in China hold special promotional campaigns on June 18, November 11, December 12 each year, and we typically generate more business during these periods. Despite these fluctuations, the overall historical seasonality of our business has been relatively mild.

Intellectual Property

Intellectual property and proprietary rights are critical to the success of our business. We rely on a combination of copyright, trademark, and trade secret laws in Hong Kong and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand. We have a registered domain name (9zt.hk).

Copyright

Joint Cross Border has obtained a software copyright for our Extraordinary Supply Chain V2.0 (titled “Extraordinary ERP Warehousing and Distribution Platform” in Chinese in the copyright certificate) from the National Copyright Administration in Mainland China. The certificate No. is 2024SR0386981 and the initial publication date for the software is January 1, 2020.

Trademark

We have registered four trademarks with the Trade Marks Registry of Intellectual Property Department of the Government of Hong Kong as follows. Trademark registration in Hong Kong is for a period of 10 years beginning on the date of registration. At the end of the period, registration may be renewed successively for further 10-year periods.

Trade Mark No.	Trademark	Jurisdiction	Date of Registration	Owner
305038957AA		Hong Kong	August 27, 2019	Joint Cross Border

305755221		Hong Kong	September 24, 2021	Joint Cross Border

306032330		Hong Kong	August 9, 2022	Joint Cross Border

306062986		Hong Kong	September 19, 2022	Joint Cross Border

Certifications, Licenses and Permits

As of the date of this Annual Report, we believe we are not in violation of any of the laws and regulations listed applicable to our operations in Hong Kong. However, complying with applicable legal and regulatory requirements can be highly technical and subject to varying interpretations. We may, from time to time, become aware of instances where our products and services have not fully complied with requirements under applicable laws and regulations. When we become aware of such an instance, whether as a result of our compliance reviews, regulatory inquiry, consumer complaint or otherwise, we generally conduct a review of the activity in question and determine how to address it, such as modifying the product, providing refunds or taking other remedial actions.

Our subsidiary, Joint Cross Border, has obtained the ISO 9001: 2015 Quality Management System certification, demonstrating our commitment to maintaining high-quality standards. The current certification is valid until January 12, 2026.

To comply with applicable laws and regulations, our HK Subsidiaries have obtained the following certificates, licenses and permits as of the date of this Annual Report.

Company	License/Permit	Issuing Authority	Issuance Date	Expiration Date
Joint Cross Border Logistics Company Limited	Business Registration Ordinance (Chapter 310) –Business Registration Certificate	Hong Kong SAR	July 18, 2025	July 17, 2026

Joint Medicine Company (as business/branch Name for Joint Cross Border Logistics Company Limited)	Business Registration Ordinance (Chapter 310) –Business Registration Certificate	Hong Kong SAR	July 18, 2025	July 17, 2026

Joint Medicine Company/Joint Cross Border Logistics Company Limited	Chinese Medicine Ordinance (Chapter 549) –Wholesaler Licence in Proprietary Chinese Medicines	Hong Kong SAR Chinese Medicines Traders Committee	July 25, 2024	September 16, 2026

Joint Medicine Company/Joint Cross Border Logistics Company Limited	The Antibiotics Ordinance (Chapter 137) –Permit	Hong Kong SAR Director of Health	October 1, 2023	September 30, 2025

Joint Medicine Company/Joint Cross Border Logistics Company Limited	Waste Disposal Ordinance (Chapter 354) –Registration of Waste Producer	Hong Kong SAR Director of Environmental Protection	August 2, 2021	N/A

Joint Medicine Company/Joint Cross Border Logistics Company Limited	Pharmacy and Poisons Ordinance (Chapter 138) –Wholesale Dealer Licence	Hong Kong SAR Pharmacy and Poisons Board	June 1, 2025	May 31, 2026

Company	License/Permit	Issuing Authority	Issuance Date	Expiration Date
Joint Cross Border Logistics Company Limited	Pesticides Ordinance (Chapter 133) –Pesticides Licence	Hong Kong SAR Director of Agriculture, Fisheries and Conservation	December 18, 2023	January 13, 2026

V-Alliance Technology Supplies Limited	Chinese Medicine Ordinance (Chapter 549) –Wholesaler Licence in Proprietary Chinese Medicines	Hong Kong SAR Chinese Medicines Traders Committee	January 4, 2025	January 3, 2027

V-Alliance Technology Supplies Limited	Food Safety Ordinance (Chapter 612) –Registration as Food Importer/Food Distributor	Hong Kong SAR Food Importer/ Distributor Registration and Import Licensing Office	July 21, 2023	July 20, 2026

Human Capital

As of March 31, 2025, 2024, 2023 we had a total of 27, 19, 35 full-time employees, all based in Hong Kong to support our business operations. The following table sets forth the number of our full-time employees by function as of March 31, 2025:

Function	Number of Employees	Percentage
Management	3	11.1%
Finance and Accounting	4	14.8%
Marketing	3	11.1%
Human Resources	2	7.4%
Operations	13	48.1%
Department of Pharmacy (Import and Export)	2	7.4%
Total	27	100%

We also utilize the services of labor contracting companies in Hong Kong for sorting and packaging merchandise. For the fiscal year ended March 31, 2024, we hired an average of approximately 80 workers per day, sourced from a total of five (5) labor contracting companies. For the fiscal year ended March 31, 2025, we hired an average of approximately 76 workers per day, sourced from a total of 6 labor contracting companies.

We enter into standard labor contracts with our full-time employees. Labor contracts with our personnel typically include a confidentiality covenant that requires employees to protect confidential information of the Company during and after their employment. None of our employees are subject to collective bargaining agreements. As required by laws and regulations in Hong Kong, we provide medical benefits to our staff. We consider our relations with our employees to be good, and we have never experienced a strike or significant work stoppage. We strive to create a healthy work environment and prohibit all forms of harassment and discrimination based on race, gender, age, sexual orientation, or marital status.

Facilities

Our corporate headquarters are located at Room B1, 5/F Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong.

As of the date of this Annual Report, we do not own any real property. The following table summarizes the real property we lease as of the date of this Annual Report.

Location	Type of Right	Area	Usage	Term	Rent
3/F of Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Lease	All that portion of the factory on the 3rd Floor of Well Town Industrial Building (formerly known as Yau Tong Industrial Building), No. 13 Ko Fai Road, Kowloon erected and standing on all that piece or parcel of ground registered in the Land Registry as Yau Tong Inland Lot No. 7.	For industrial purpose only but not further or otherwise and to comply with the occupation permit and relevant requirements imposed by the Government Authorities.	April 1, 2025 – March 31, 2027	Monthly rent of HK$237,600 ($30,532) for the period of April 1, 2023 to March 31, 2024; and, monthly rent of HK$205,000 ($26,343) for the period of April 1, 2024 to March 31, 2025.

Room Bl, 5/F Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Lease	Approximately 5,000 square feet.	For any purpose other than for storage purpose.	April 1, 2024 – April 30, 2026	Monthly rent of HK$50,000 ($6,425).

7th Floor, Long Life Industrial Building, No. 15 Ko Fai Road, Kowloon, Hong Kong	Lease	All that factory on 7th floor of the building known as long life industrial building, No. 15 Ko Fai Road, Kowloon erected on all that piece or parcel of ground registered in the Land Registry as Yau Tong Inland Lot No. 7.	For carrying on the lawful business of the tenant only and to conduct therein only such business which are duly authorized licensed or approved by the competent government authorities.	March 24, 2024 – March 23, 2026	Monthly rent of HK$204,300 ($26,253) for the first year of the term; Landlord has discretion to increase rent for the second year of the term by notifying the tenant by December 23, 2024. If the tenant does not accept the rent increase, the lease will terminate early on April 23, 2025.

Unit A, 5th Floor, Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, Hong Kong	Lease	Unit A, 5th Floor, Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, Hong Kong	For carrying on the lawful business of the tenant only and to conduct therein only such business which are duly authorized licensed or approved by the competent government authorities.	July 25, 2024 – July 24, 2026	Monthly rent of HK$170,000 ($21,846)

On August 8, 2024, we entered into a tenancy agreement for a new facility at Unit A, 5th Floor, Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, Hong Kong. As a result of this new facility, we have increased our warehouse footage by over 20% since mid-September 2024. As of December 6, 2024, this facility’s capacity utilization has reached approximately 88%, based on an actual inventory of approximately 793,886 pieces in storage as of December 6, 2024 divided by this facility’s maximum storage capacity of approximately 900,000 pieces. With larger freight elevators, expanded loading ducks, additional machinery and increased staffing, this new facility enables us to improve delivery efficiency for OTC pharmaceutical products, enhance sorting and packaging capabilities and reduce end-to-end fulfillment time. A copy of the tenancy agreement is filed as an exhibit to this Annual Report.

Our tenancy agreements are duly stamped. We intend to renew our leases upon their expiration. We believe the above facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Insurance

As of the date of this Annual Report, we have purchased public liability insurance coverage for five locations during the lease period. For four locations, namely (i) 3/F, Well Town Industrial Building, (ii) Room B1, 5/F, Well Town Industrial Building, (iii) Block B, 1/F, Well Town Industrial Building, and (iv) 7/F, Long Life Industrial Building, the current coverage is effective for the period from March 28, 2025 to March 27, 2026, and each accident is covered up to a maximum liability of HK$10,000,000 (approximately $1,276,732) per accident with no aggregate cap on total liability for the duration of the coverage period. For the fifth location at Unit A, 5/F, Olympic Godown, the coverage is effective from September 16, 2024 to September 15, 2025, and each accident is covered up to a maximum liability of HK$30,000,000 (approximately $3,830,196) per accident with no aggregate cap on total liability for the duration of the coverage period.

In addition, we have purchased “property all risks” insurance coverage for the same five locations, currently effective from March 28, 2025 to March 27, 2026. This policy provides comprehensive protection for properties stored at these locations against a range of risks, including among others, water damage, flood, typhoon, windstorm, theft, burglary, fire and landslip. The total insured value for properties at the five locations is HK$25,000,000 (approximately $3,191,829), HK$300,000 (approximately $38,302), HK$21,200,000 (approximately $2,706,671), HK$25,000,000 (approximately $3,191,829), and HK$18,500,000 (approximately $2,361,953), respectively.

We also purchased employees’ compensation insurance policies for the following five locations: (i) Block A-B, 3/F., Well Town Industrial Building, (ii) Room B1, 5/F., Well Town Industrial Building, (iii) Block B, 1/F., Well Town Industrial Building, (iv) Room A-B, 7/F., Long Life Industrial Building, and (v) Unit A, 5/F., Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, effective from August 29, 2024 to August 28, 2025. Each of the compensation insurance policies insures 23 employees. Each event is covered up to a maximum liability of HK$100,000,000 (approximately $12,767,316).

We plan to review and renew existing insurance coverage before the expiration, to ensure that our coverage remains adequate and relevant to our operational needs and legal obligations. Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

4.C. Organizational Structure

See “4A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

4.D. Plants, Property and Equipment

Our corporate headquarters are located at Room B1, 5/F Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong.

As of the date of this Annual Report, we do not own any real property. The following table summarizes the real property we lease as of the date of this Annual Report.

Location	Type of Right	Area	Usage	Term	Rent
3/F of Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Lease	All that portion of the factory on the 3rd Floor of Well Town Industrial Building (formerly known as Yau Tong Industrial Building), No. 13 Ko Fai Road, Kowloon erected and standing on all that piece or parcel of ground registered in the Land Registry as Yau Tong Inland Lot No. 7.	For industrial purpose only but not further or otherwise and to comply with the occupation permit and relevant requirements imposed by the Government Authorities.	April 1, 2025 – March 31, 2027	Monthly rent of HK$237,600 ($30,532) for the period of April 1, 2023 to March 31, 2024; and, monthly rent of HK$205,000 ($26,343) for the period of April 1, 2024 to March 31, 2025.

Room Bl, 5/F Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Lease	Approximately 5,000 square feet.	For any purpose other than for storage purpose.	April 1, 2024 – April 30, 2026	Monthly rent of HK$50,000 ($6,425).

7th Floor, Long Life Industrial Building, No. 15 Ko Fai Road, Kowloon, Hong Kong	Lease	All that factory on 7th floor of the building known as long life industrial building, No. 15 Ko Fai Road, Kowloon erected on all that piece or parcel of ground registered in the Land Registry as Yau Tong Inland Lot No. 7.	For carrying on the lawful business of the tenant only and to conduct therein only such business which are duly authorized licensed or approved by the competent government authorities.	March 24, 2024 – March 23, 2026

Monthly rent of HK$204,300 ($26,253) for the first year of the term;

Landlord has discretion to increase rent for the second year of the term by notifying the tenant by December 23, 2024. If the tenant does not accept the rent increase, the lease will terminate early on April 23, 2025.

Unit A, 5th Floor, Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, Hong Kong	Lease	Unit A, 5th Floor, Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, Hong Kong	For carrying on the lawful business of the tenant only and to conduct therein only such business which are duly authorized licensed or approved by the competent government authorities.	July 25, 2024 – July 24, 2026	Monthly rent of HK$170,000 ($21,846)

On August 8, 2024, we entered into a tenancy agreement for a new facility at Unit A, 5th Floor, Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, Hong Kong. As a result of this new facility, we have increased our warehouse footage by over 20% since mid-September 2024. As of December 6, 2024, this facility’s capacity utilization has reached approximately 88%, based on an actual inventory of approximately 793,886 pieces in storage as of December 6, 2024 divided by this facility’s maximum storage capacity of approximately 900,000 pieces. With larger freight elevators, expanded loading ducks, additional machinery and increased staffing, this new facility enables us to improve delivery efficiency for OTC pharmaceutical products, enhance sorting and packaging capabilities and reduce end-to-end fulfillment time. A copy of the tenancy agreement is filed as an exhibit to this Annual Report.

Our tenancy agreements are duly stamped. We intend to renew our leases upon their expiration. We believe the above facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Other than the facilities listed above, we do not lease or own other real property. We believe that our current facilities are adequate and suitable for our current needs, and should it be needed, suitable additional or alternative space will be available to accommodate any expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—3.D. Risk Factors” or in other parts of this Annual Report. See also “Introductory Notes—Forward-Looking Statements.”

Overview

Our business offering consists of two main categories: (i) OTC pharmaceutical cross-border e-commerce supply chain services, primarily conducted through our Hong Kong subsidiary, Joint Cross Border, which we refer to as the “Supply Chain Services” and (ii) OTC pharmaceutical cross-border procurement and distribution, primarily conducted through our Hong Kong subsidiary, V-Alliance, which we refer to as the “Procurement and Distribution”. Based in Hong Kong, Joint Cross Border has established itself as a leading provider of third-party supply chain services in Mainland China’s OTC pharmaceutical cross-border e-commerce market. According to the F&S Report, we ranked first in this sector by revenue in 2022.

Through our engagement with OTC pharmaceutical suppliers, logistics companies, and merchants who operate stores on Chinese e-commerce platforms, Joint Cross Border offers a convenient one-stop solution for Mainland Chinese customers who wish to access OTC pharmaceutical products outside Mainland China. Joint Cross Border’s offering includes a comprehensive array of services, such as pre-consultation, product information review, procuring overseas OTC pharmaceutical products, enlisting OTC pharmaceutical products to the HKDOH, obtaining import and export permits and clearances, storing products at warehouses, packaging, and arranging for logistics and end-to-end delivery services for consumers. In addition to providing supply chain services, leveraging our expertise in overseas OTC pharmaceutical products, V-Alliance procures these products and sells them directly to merchants on established Chinese e-commerce platforms as well as pharmaceutical distributors.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	Our ability to maintain a competitive value proposal for our products and services.

●	Our ability to maintain our key customer.

●	Our ability to launch successful marketing and sales activities to sell our products.

●	Our ability to adapt our supply chain at any time to improve our competitiveness.

●	Our ability to obtain maximum financial resources at the best possible price.

●	The evolution of economic and political factors in global markets that may affect the demand for our products as well as financial costs.

●	Alteration of the supply chain that may result in a variance in product purchasing and transportation costs.

5.A. Operating Results

Comparison of Years Ended March 31, 2025 and 2024

	For the years ended March 31
	2025	2024	Increase/(decrease)
	$	$	$	%
Revenues
Supply Chain Services	12,481,187	10,145,855	2,335,332	23
Procurement and Distribution	7,511,591	6,217,798	1,293,793	21
Consignment sales and other revenue	321,040	324,711	(3,671)	(1)
Total Revenue	20,313,818	16,688,364	3,625,454	22
Cost of revenues	(17,898,659)	(13,129,699)	(4,768,960)	36
Gross Profit	2,415,159	3,558,665	(1,143,506)	(32)
Selling, general and administrative expenses	(2,215,859)	(1,889,455)	(326,404)	17
Other income and other gain/(losses), net	(67,262)	(60,949)	(6,313)	10)
Finance cost – net	(95,926)	(82,292)	(13,634)	17
Profit before income taxes	36,112	1,525,969	(1,489,857)	(98)
Income tax expense	(63,168)	(196,252)	133,084	(68)
Net (loss) Profit for the year	(27,056)	1,329,717	(1,356,773)	(102)

Revenue. The principal activities of the Company for the years ended March 31, 2025 and 2024 were Supply Chain Services and Procurement and Distribution. Our total revenues for the years ended March 31, 2025 and 2024 was $20,313,818 and $16,688,364, respectively, representing an increase of 22%. The increase was mainly due to increases in revenue from Supply Chain Services and Procurement and Distribution of $2,335,332 and $1,609,099, respectively.

Revenue from Supply Chain Services increase by $2,335,332, or 23%, to $12,481,187 for the year ended March 31, 2025 from $10,145,855 for the year ended March 31, 2024. Such increase was primarily due to that the Supply Chain Services were more accepted by market and the Company obtained more customers as compared to the year ended March 31, 2024. Revenue from Supply Chain Services accounted for 61% of our total revenues for the year ended March 31, 2025, as compared to 61% for the year ended March 31, 2024.

Revenue from Procurement and Distribution increased by $1,293,792, or 21%, to $7,511,591 for the year ended March 31, 2025 from $6,217,798 for the year ended March 31, 2024. Such increase was primarily due to that the Company intentionally promoted such services to new customers as well as the existing customers of our Supply Chain Services division. Revenue from Procurement and Distribution accounted for 37% of our total revenues for the year ended March 31, 2025, as compared to 37% for the year ended March 31, 2024.

Consignment sales and other revenues represent the revenue from consignment sales and sales of packing materials and sample products. For the years ended March 31, 2025 and 2024, we had revenue of consignment sales and other revenues amounted to $321,040 and $324,711, respectively. The slight decrease of $3,671 or 1% was mainly due to no further consignment sales incurred during the year ended March 31, 2025.

Cost of revenues. Cost of revenue mainly comprise the cost of products purchased, cost of packing material, transportation cost, warehouse leasing cost, employee compensation, compensation cost for loss of goods, outsourcing packing cost, and other direct costs.

Our cost of revenues increased by $4,768,960, or 36%, to $17,898,659 for the year ended March 31, 2025 from $13,129,699 for the year ended March 31, 2024. Such increase was mainly due to increase of cost of product, cost of packing materials and storage cost which are generally in line with the increase of revenue by 22% in fiscal year 2025. In addition, in order to keep competitive to competitors, the Company intentionally lower its selling price, which resulted in a higher increase ratio of cost of revenue than the increase ratio of revenue during the fiscal year 2025. Thus, the gross profit margin decreased from 21% to 12%.

Selling, general and administrative expenses Our selling, general and administrative expenses comprise primarily employee compensation, depreciation and amortization, outsourcing service fees, professional expenses, utility expenses and other office expenses.

Our selling, general and administrative expenses increased by $326,404, or 17% to $2,215,859 for the year ended March 31, 2025 from $1,889,455 for the year ended March 31, 2024. Such increase was primarily due to increase of professional service expenses as a Nasdaq listing company during its first year after its IPO.

Other income and other losses, net  Our other income primarily consists of government grants. Other losses primarily consist of foreign currency exchange loss, penalties and gain or loss on disposal of subsidiaries or property and equipment. Other income and other losses, net decreased by $6,313 to $(67,262) for the year ended March 31, 2025 from $(60,949) for the year ended March 31, 2024. The other loss during the fiscal year 2025 mainly included the revaluation loss on investment funds of $43,145, penalty of $10,516, loss on disposal of property and equipment of $7,524 and foreign currency exchange loss of $7,541. The other loss during the fiscal year 2024 mainly included foreign currency exchange loss of $63,225 and loss on disposal of property and equipment of $10,851, offset by gain on disposal of subsidiary of $11,559.

Financial cost, net. Financial cost, net represent the interest expenses for operating lease liability and interest for short-term loans, long-term bank loans and payable, offset by interest income from bank deposit. Our financial cost, net increased by $13,634, or 17% to $95,926 for the year ended March 31, 2025 from $82,292 for the year ended March 31, 2024. Such significant increase was primarily due to the increase of short-term bank loans and long-term bank loans.

Income tax expense. We recorded income tax expenses of $63,168 for the year ended March 31, 2025, as compared to $196,252 for the year ended March 31, 2024, representing a decrease of $133,084 or 68%. The decrease in the income tax expense was mainly resulted from decrease of profit before tax.

Net profit. Net (loss) profit for the years ended March 31, 2025 and 2024 was $(27,056) and $1,329,717, respectively, a decrease of $1,356,773, or 102%. The increase of net profit was primary due to decrease of gross profit of $1,143,506 and increase of selling and administrative expenses of $326,404, offset by decrease of income tax expense of $133,084 as explained above.

Comparison of Years Ended March 31, 2024 and 2023

	For the years ended March 31
	2024	2023	Increase/(decrease)
	$	$	$	%
Revenues
Supply Chain Services	10,145,855	8,051,575	2,094,280	26
Procurement and Distribution	6,217,798	4,481,379	1,736,419	39
Consignment sales and other revenue	324,711	23,037	301,674	1,310
Total Revenue	16,688,364	12,555,991	4,132,373	33
Cost of revenues	(13,129,699)	(9,817,066)	(3,312,633)	34
Gross Profit	3,558,665	2,738,925	819,740	30
Selling, general and administrative expenses	(1,889,455)	(1,758,080)	(131,375)	7
Other income and other gain/(losses), net	(60,949)	62,948	(123,897)	(197)
Finance cost – net	(82,292)	(23,023)	(59,269)	257
Profit before income taxes	1,525,969	1,020,770	505,199	49
Income tax expense	(196,252)	(22,574)	(173,678)	769
Net Profit for the year	1,329,717	998,196	331,521	33

Revenue. The principal activities of the Company for the years ended March 31, 2024 and 2023 were Supply Chain Services and Procurement and Distribution. Our total revenues for the years ended March 31, 2024 and 2023 was $16,688,364 and $12,555,991, respectively, representing an increase of 33%. The increase was mainly due to increases in revenue from Supply Chain Services and Procurement and Distribution of $2,094,280 and $1,736,419, respectively.

Revenue from Supply Chain Services increase by $2,094,280, or 26%, to $10,145,855 for the year ended March 31, 2024 from $8,051,575 for the year ended March 31, 2023. Such increase was primarily due to that the Supply Chain Services were more accepted by market and the Company obtained more customers as compared to the year ended March 31, 2023. Revenue from Supply Chain Services accounted for 61% of our total revenues for the year ended March 31, 2024, as compared to 64% for the year ended March 31, 2023.

Revenue from Procurement and Distribution increased by $1,736,419, or 39%, to $6,217,798 for the year ended March 31, 2024 from $4,481,379 for the year ended March 31, 2023. Such increase was primarily due to that the Company intentionally promoted such services to new customers as well as the existing customers of our Supply Chain Services division. Revenue from Procurement and Distribution accounted for 37% of our total revenues for the year ended March 31, 2024, as compared to 36% for the year ended March 31, 2023.

Consignment sales and other revenues represent the revenue from consignment sales and sales of packing materials and sample products. For the years ended March 31, 2024 and 2023, we had revenue of consignment sales and other revenues amounted to $324,711 and $23,037, respectively. The increase of $301,674 or 1,310% was mainly due to consignment sales, a revenue model that was newly developed by the Company during the fiscal year ended March 31, 2024, which generated revenue of $296,693.

Cost of revenues. Cost of revenue mainly comprise the cost of products purchased, cost of packing material, transportation cost, warehouse leasing cost, employee compensation, compensation cost for loss of goods, outsourcing packing cost, and other direct costs.

Our cost of revenues increased by $3,312,633, or 34%, to $13,129,699 for the year ended March 31, 2024 from $9,817,066 for the year ended March 31, 2023. Such increase was due to increase of cost of product, cost of packing materials and storage cost which are generally in line with the increase of revenue by 33% in fiscal year 2024.

Selling, general and administrative expenses Our selling, general and administrative expenses comprise primarily employee compensation, depreciation and amortization, outsourcing service fees, professional expenses, utility expenses and other office expenses.

Our selling, general and administrative expenses increased by $131,375, or 7% to $1,889,455 for the year ended March 31, 2024 from $1,758,080 for the year ended March 31, 2023. Such increase was primarily due to increase of labor cost, which generally align with the increase of business scale.

Other income and other losses, net Our other income primarily consists of government grants. Other losses primarily consist of foreign currency exchange loss. Other income and other losses, net decreased by $123,897 to $(60,949) for the year ended March 31, 2024 from $62,948 for the year ended March 31, 2023. Such significant decrease was primarily due to decrease of government grants in the amount of $93,880 and increase of exchange loss in the amount of $31,985.

Financial cost, net. Financial cost, net represent the interest expenses for operating lease liability and interest for short-term loans, long-term bank loans and payable, offset by interest income from bank deposit. Our financial cost, net increased by $59,269, or 257% to $82,292 for the year ended March 31, 2024 from $23,023 for the year ended March 31, 2023. Such significant increase was primarily due to the significant increase of short-term bank loans and long-term bank loans.

Income tax expense. We recorded income tax expenses of $196,252 for the year ended March 31, 2024, as compared to $22,574 for the year ended March 31, 2023, representing an increase of $173,678 or 769%. The increase in the income tax expense was mainly resulted from increase of profit before tax.

Net profit. Net profit for the years ended March 31, 2024 and 2023 was $1,329,717 and $998,196, respectively, an increase of $331,521, or 33%. The increase of net profit was due to increase of gross profit offset by increase of selling and administrative expenses, other income and other losses, net, financial cost and income tax expense as explained above.

5.B. Liquidity and Capital Resources

As of March 31, 2025, we had cash and cash equivalents of $748,721. To date, we have financed our operations primarily through capital contributions from our shareholders, cash generated from operations and bank borrowings, and funds received from our initial public offering.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended
	2025	2024	2023
Cash Flows provided by (used in) operating activities	$569,214	$(394,330)	$1,727,079
Cash Flows used in investing activities	(2,454,963)	(40,796)	(132,095)
Cash Flows provided by (used in) financing activities	1,995,114	537,315	(1,155,671)
Effect of exchange rates changes on cash	12,499	455	321
Net change in cash during the year	$121,864	$102,644	$439,634

Operating Activities

Net cash provided by operating activities was $569,214 for the year ended March 31, 2025, as compared to net cash used in operating activities of $394,330 for the year ended March 31, 2024. Net cash used in operating activities was $394,330 for the year ended March 31, 2024, as compared to net cash provided by operating activities of $1,727,079 for the year ended March 31, 2023.

For the year ended March 31, 2025, net cash provided by operating activities was attributed to depreciation and amortization in the amount of $75,766, revaluation loss on investment funds of $43,145, amortization of right of use (ROU) assets of $997,605, decrease of inventory of $378,199, increase of accounts payable of $396,883, offset by net loss of $27,056, increase of accounts receivable of $918,793, increase of prepayment and other assets of $98,199, decrease of contract liabilities of $67,575, increase of taxes payable in the amount of $114,874, and changes in amount due from/to related parties, net of $95,887. For the year ended March 31, 2024, net cash used in operating activities was attributed to increase of accounts receivable of $2,047,556, increase of inventories of $741,950, increase of prepayment and other assets of $44,043, decrease of accounts payable of $105,220, decrease of contract liabilities of $77,797, gain on disposal of a subsidiary of $11,559, offset by the net income of $1,329,717, depreciation and amortization in the amount of $64,237, loss on disposal of property, plant and equipment of $10,851, amortization of right of use (ROU) assets of $861,339, increase of taxes payable in the amount of $196,252, and changes in amount due from/to related parties, net of $171,399. For the year ended March 31, 2023, net cash provided by operating activities was attributed to net income $998,196, depreciation and amortization of $73,986, amortization of right of use (ROU) assets of $640,600, increase of trade and other payables of $955,270, increase of contract liabilities of $210,358, changes in amount due from/to related parties, net of $127,175, and increase of taxes payable of $22,574, offset by increase of accounts receivable of $929,509, increase of inventories of $191,155, and increase of prepayments and other current assets of $180,416.

As the Company launched the Procurement and Distribution business during the fiscal year ended March 31, 2023, the inventory increased to $190,887 as of March 31, 2023 from $nil as of March 31, 2022. The average inventory turnover days for the year ended March 31, 2023 was 9 days. The inventory turnover days for the year ended March 31, 2024 and 2025 was 34 days and 36 days respectively. The significant increase of inventory turnover days from fiscal year 2023 to 2024 is mainly due to that the Company launched the Procurement and Distribution business during the fiscal year ended March 31, 2023, which resulted in a shorter turnover days during the fiscal year 2023.

Investing Activities

Net cash used in investing activities was $2,454,963 for the year ended March 31, 2025, as compared to $40,796 for the year ended March 31, 2024. Net cash used in investing activities was $40,796 for the year ended March 31, 2024, as compared to $132,095 for the year ended March 31, 2023.

Net cash used in investing activities for the year ended March 31, 2025 consisted of investment of funds of $2,299,975, purchase of property, plant and equipment in the amount of $69,916 and purchase of intangible assets related to software in the amount of $85,072. Net cash used in investing activities for the year ended March 31, 2024 consisted of purchase of property, plant and equipment in the amount of $52,736, purchase of intangible assets related to software in the amount of $35,282, and loan to related parties of $172,178, offset by proceeds on disposal of property, plant and equipment in the amount of $33,229 and repayment from related parties of $186,171. Net cash used in investing activities for the year ended March 31, 2023 consisted of purchase of property, plant and equipment in the amount of $114,643, purchase of intangible assets related to software in the amount of $3,062, and loan to related parties of $14,390.

Financing Activities

Net cash provided by the financing activities was $1,995,114 for the year ended March 31, 2025, as compared to net cash provided by financing activities of $537,315 for the year ended March 31, 2024. Net cash provided by the financing activities was $537,315 for the year ended March 31, 2024, as compared to net cash used in financing activities of $1,155,671 for the year ended March 31, 2023.

Net cash provided by financing activities for the year ended March 31, 2025 consisted of gross proceeds from IPO of $4,000,000, proceeds from bank loans of $769,922, capital contributed from shareholders of $300,000, and loans from related parties of $765,189, offset by payment for IPO costs of $1,377,579, repayment to related parties’ loan of $1,222,004, repayment of bank loans of $237,826, and decrease of lease liabilities of $1,002,588. Net cash provided by financing activities for the year ended March 31, 2024 consisted of proceeds from bank loans of $1,374,690, capital contributed from shareholders of $509,501, and loans from related parties of $767,757, offset by repayment of bank loans of $196,820, repayment of long-term payable of $22,969, repayment to related parties’ loan of $701,694, deferred IPO cost paid of $345,217, and decrease of lease liabilities of $847,933. Net cash used in financing activities for the year ended March 31, 2023 consisted of repayment of loan to related parties of $648,048, decrease of lease liabilities, net of $612,896, repayment of bank loans of $74,970 and repayment of long-term payable of $8,965, offset by loans from related parties of $189,208.

Capital Expenditures

We made capital expenditures of $154,988, $88,018 and $149,597 in the years ended March 31, 2025, 2024 and 2023, respectively. In these periods, our capital expenditures were mainly used for purchase of equipment. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Holding Company Structure

Hong Kong Pharma is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in Hong Kong. As a result, Hong Kong Pharma’s ability to pay dividends depends upon dividends paid by our Hong Kong Subsidiaries. If our existing Hong Kong Subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview.”

5.D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

5.E. Critical Accounting Estimates

The preparation of our financial information requires management to make estimates, judgments and assumptions concerning the future. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

For a summary of all of our material accounting policies information, see Note 3, Note 4 and Note 5 to our audited consolidated financial statements as of March 31, 2025, 2024 and 2023 and for the years ended March 31, 2025, 2024 and 2023 included elsewhere in this Annual Report.

Impairment Losses

Impairment losses are based on an assessment of the investment or long-lived assets’ ability to generate future cash flows when there is evidence that these assets may be impaired. The calculation of the amount of impairment loss are based on estimates made by management when applying broad accounting principles governing the accounting for these assets. The determination of these estimates requires judgment by management. The final outcome may differ from the original estimates made by management, which may impact the carrying value of the assets which management has determined to be impaired and charged to the Company’s profit loss during the period.

Provisions

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Income Tax

The Company has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Company’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Company’s income tax payable as at March 31, 2025 amounted to $105,058.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Other than quoted prices that are observable in the market for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are unobservable and reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments consist of Level 2 assets.

Depreciation of property, plant and equipment and amortization of intangible assets

As described in Note 5, the costs of property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over the assets’ estimated useful lives. Management estimates the useful lives of these property, plant and equipment, and intangible assets to be within 5 years. These are the common life expectancies applied in the same industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation or amortization charges could be revised.

Impairment of non-financial assets

Property, plant and equipment are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating-unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognized as an impairment loss in the income statement, unless the asset is carried at revalued amount, in which case, such impairment loss is treated as a revaluation decrease.

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in the income statement, unless the asset is carried at revalued amount, in which case, such reversal is treated as a revaluation increase.

Lease

We utilize operating leases to finance our warehouse, administrative offices and employees’ dormitories. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. In accordance with the IFRS 16, we had $0.5 million in operating lease liabilities and $0.5 million in related right-of-use assets on the balance sheet as of March 31, 2025; we had $0.7 million in operating lease liabilities and $0.7 million in related right-of-use assets on the balance sheet as of March 31, 2024; and we had $0.5 million in operating lease liabilities and $0.5 million in related right-of-use assets on the balance sheet as of March 31, 2023. The weighted-average remaining lease term of all operating leases outstanding at March 31, 2025, 2024 and 2023 was 10.7 months, 15.4 months and 23.2 months, respectively.

Our leases generally contain options to extend or terminate the lease. We reevaluate our leases on a regular basis to consider the economic and strategic incentives of exercising the renewal options, and how they align with our operating strategy. Therefore, substantially all the renewal option periods are not included within the lease term and the associated payments are not included in the measurement of the right-of-use asset and lease liability as the options to extend are not reasonably certain at lease commencement. Short-term leases with an initial term of 12 months or less are not recognized in the right-to-use asset and lease liability on the consolidated statements of financial position.

The lease liabilities are measured at the lease commencement date and determined using the present value of the minimum lease payments not yet paid and our incremental borrowing rate, which approximates the rate at which we would borrow, on a collateralized basis, over the term of a lease in the applicable currency environment. The interest rate implicit in the lease is generally not determinable in transactions where we are the lessee.

Allowance for expected credit losses

The calculation of the Group’s expected credit loss allowances and provisions against trade receivables, under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The expected outcome may be different from the original estimate, and such difference will impact carrying value of trade receivables and doubtful debt expenses in the period in which such estimate has been charged.

Critical judgements include:

●	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated

●	Establishing the criteria for a significant increase in credit risk (SICR)

●	The individual assessment of material cases and the use of judgmental adjustments made to impairment modelling processes that adjust inputs, parameters and outputs to reflect risks not captured by models

Key source of estimation uncertainty includes:

●	Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

In accordance with the contracts, when the goods or services are delivered, the customers are due to pay the full amount of revenue. However, most customers may postpone paying the outstanding balance in one or two months after acceptance of the goods or services. In general, if a receivable’s ageing is more than 1 year, it is very possible to be uncollectable or with certain disputes. As such, the management will examine all balances longer than 1 year and distinguish which are in special events to be not collectable. The Company determines that any receivables with ageing longer than 2 year or any receivables identified by the management with special events to be uncollectable are deemed to be uncollectable and need to be written off.

As of March 31, 2025, 2024 and 2023, the Company has not identified any receivables that need to be written-off. Specifically, all trade receivables as of March 31, 2023 and 2024 have been collected subsequently. As such, no allowance on expected credit loss is considered as of March 31, 2025, 2024 and 2023.

Share-based payments

The Company measures the share-based payments value, by reference to the fair value of the equity instruments granted. As no active market for the Company’s equity value, the Company used discounted cash flow analyses for valuing the fair value and made estimates about expected future cash flows and credit spreads. Interest rate spreads, credit spreads, earnings multiples and interest rate volatility are the key sources of estimation, which may takes significant impact on the value of the share-based payments.

Lease liability

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations are estimated using a discount rate similar to the Company’s specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar environment. The Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Lap Sun Wong	58	Chief Executive Officer and Chairman of the Board of Directors
Zhifang Zhang	62	Director
Man Bun Kwok	46	Chief Financial Officer
Yingying Li	29	Chief Operating Officer
Raina Zou(1)(2)(3)	37	Independent Director
Dr. King Yin Lai(1)(2)(3)	42	Independent Director
Dr. Kam Leung Chan(1)(2)(3)	51	Independent Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Lap Sun Wong. Mr. Wong has served as a director of Hong Kong Pharma since August 2023 and Hong Kong Pharma’s chief executive officer and chairman of the board of directors since March 2024. He founded V-Alliance Technology Supplies Limited in 2016 and joined Joint Cross Border Logistics Company Limited in 2019. Mr. Wong entered the logistics industry in 2000 by establishing Chuang Yi (International) Enterprise Limited in Hong Kong where he started with one logistics line from Hong Kong to Shanghai. He then gradually developed an expansive logistics business based on the global networks of DHL and UPS, transporting clients’ goods from Hong Kong to the world, as well as from around the world to Hong Kong. Mr. Wong’s extensive experience in the logistics and cross-border e-commerce market, his deep industry knowledge, managerial expertise, and ability to adapt to rapidly evolving market demands, make him qualified to serve on our board and a valuable asset to our company. Mr. Wong earned his bachelor’s degree in business administration from Guangdong Business Administration College in 2019.

Zhifang Zhang. Mr. Zhang was appointed as a director of Hong Kong Pharma in March 2024, bringing a combination of medical and business expertise to our board. He graduated from Shanghai Jiao Tong University Medical College with a bachelor’s degree in clinical medicine in 1987 and later earned a Master of Science degree in Global Business Management and E-commerce from the University of Hong Kong in 2002. His career has transitioned from practicing as an attending physician in internal medicine at Shanghai Putuo People’s Hospital (1987-1998) to being a pharmaceutical industry executive. He has held executive positions at multiple leading private and public pharmaceutical companies, including Tianjin Takeda Pharmaceuticals (1998-2006), Phoenix Pharmaceutical Holdings Hong Kong Limited (2007-2013), and Universal Health International Group Holding Limited (2014-2019). In 2022, Mr. Zhang assumed the role of executive director of Joint Cross Border Logistics Company Limited, one of our HK Subsidiaries. Mr. Zhang has served as the executive chairman of Hong Kong Cross-Border E-Commerce Association since 2016 and a director of Hong Kong Chinese Prepared Medicine Traders Association since 2014. Mr. Zhang’s extensive experience in both medical and corporate sectors, coupled with his track record in leadership roles, render him qualified to serve on our board.

Man Bun Kwok. Mr. Kwok was appointed as Hong Kong Pharma’s chief financial officer on May 10, 2024 and has served as our subsidiary Joint Cross Border’s chief financial officer since March 18, 2024. Mr. Kwok brings over 20 years of accounting and financial reporting experience. Before joining us, Mr. Kwok worked as a finance manager at Marbury Corporate Advisory Service Limited from April 2023 to March 2024, where he spearheaded efforts to improve and streamline in-house financial operations and processes. Prior to that, from November 2020 to April 2023, he served as a senior accountant at Wismettac Nippon Foods Co., Ltd., responsible for the preparation of financial reporting packages, sales data analysis, and inventory and payroll management, as well as overseeing a new chilled and frozen warehouse initiative. From April 2008 to November 2020, Mr. Kwok worked at Tanatex Chemicals Hong Kong Limited, initially as an accounting supervisor and promoted to senior accounting supervisor in 2014. Mr. Kwok received a Bachelor of Arts (Honors) in Accountancy in 2005 and a Master in Corporate Finance in 2009 from The Hong Kong Polytechnic University.

Yingying Li. Ms. Li has served as the Chief Operating Officer of Hong Kong Pharma since March 2024. Ms. Li joined Joint Cross Border Logistics Company Limited in May 2020. Ms. Li assumed the role of assistant to the CEO in 2021 and is responsible for assisting in overseeing the entire pharmaceutical logistics process, including drug procurement and distribution. Prior to this, she worked as a financial clerk at Realtime Technology Management Ltd., a trading company, from September 2019 to May 2020. Ms. Li earned her bachelor’s degree in business administration from Guangdong Ocean University in 2019.

Raina Zou. Ms. Zou possesses substantial experience in accounting, financial reporting, taxation compliance, and corporate executive roles across diverse industry sectors, with expertise in the wholesale, retail and e-commerce industries. She currently serves as the president of Leisure Made Capital Group, a furniture and property management company she founded in December 2022 (www.leisuremade.com). She has also served as the director of finance and operations at Kevyn Aucoin Beauty Inc. since April 2022 and as an external strategic finance consultant at Warren James Inc since September 2023. From March 2021 to March 2022, Ms. Zou was the head of accounting for North America at Brompton Bicycle Inc. Prior to that, she served as the corporate controller at Morris Holdings Limited from June 2019 to March 2020. Ms. Zou was the chief financial officer of Jennifer Convertibles from April 2016 to May 2019 and an accountant there from January 2012 to April 2016. Ms. Zou has held directorships in both public and private companies, including Orisun II Acquisition Corp, a previously listed SPAC company from January 2022 to December 2023; DLC Development Corporation, a private commercial real estate developer, since October 2022; and Everpower International Limited Holdings, a tech investment firm, since May 2021. Ms. Zou received her Bachelor of Science in Accounting from the University of Kansas in 2012. We believe Ms. Zou is qualified to serve on our board of directors due to her global perspective, her expertise in accounting and financial reporting, her experience as a corporate executive and entrepreneur, and her proven track record in the retail, wholesale and e-commerce industries.

Dr. King Yin Lai. Dr. Lai possesses a remarkable track record with over 20 years of research experience and more than a decade in senior management. Dr. Lai has held the esteemed position of Technology Transfer Lead at the Faculty of Medicine, University of Hong Kong since September 2023. In this capacity, he spearheads the commercialization process for research projects originating from the renowned medical school. Additionally, Dr. Lai joined Hong Kong University School of Professional and Continuing Education as a part-time lecturer in 2020. In 2021, he founded the Research Institute of Technology Application and has served as its chairman. This institute, supported by the Hong Kong SAR Government, commercializes university research projects into sustainable businesses. Dr. Lai co-founded Novus Life Sciences Limited in 2014, a company engaged in the research, development and production of biomaterials for use in orthopedics, and has been responsible for overseeing its operations in Shenzhen, China and Paris, France since its inception. From January 2020 to August 2023, Dr. Lai served as the chief technology officer of Labway Biotechnology Limited, a developer of sea cucumber-based supplements and skincare products. Since March 2023, Dr. Lai has served as an independent non-executive director, chairman of the remuneration committee, and a member of the nomination and audit committees, at China Treasures New Materials Group Limited, a manufacturer of disposable biodegradable plastic products, listed on The Stock Exchange of Hong Kong Limited. Dr. Lai obtained a bachelor’s degree in biotechnology in 2005, a master of medical sciences in 2006, a master of philosophy in microbiology in 2011 and a Ph.D. in surgery in 2015, all from the University of Hong Kong. In recognition of his achievements, the French Government awarded him the French Tech Ticket and granted him a talent passport in 2017. Dr. Lai has published more than 10 research journal articles and invited book chapters and holds three patents. We believe Dr. Lai is qualified to serve on our board of directors due to his extensive research and technology commercialization experience, senior management expertise, and entrepreneurship, which will contribute to informed decision-making and best-practice corporate governance within our company.

Kam Leung Chan. Dr. Chan has extensive experience in Chinese medicine research. He has been employed at the School of Chinese Medicine at the Chinese University of Hong Kong as a research assistant from August 1999 to October 2000, a technician from November 2000 to January 2008, an instructor from February 2008 to July 2012, and a lecturer since August 2012. He served as an independent non-executive director, chairman of the nomination committee, and a member of the audit and remuneration committees, at Modern Chinese Medicine Group Co., Ltd. from January 2021 to April 2023, a company listed on The Stock Exchange of Hong Kong Limited. Additionally, he has been a director and a council member of Hong Kong College of Community Health Practitioners Limited since December 2017, and was a director of Excellent Clinical Research Consultancy (HK) Limited from May 2019 to September 2021. Dr. Chan obtained a bachelor’s degree in science in 1997, a master’s degree in philosophy in 1999, a diploma in Chinese medicine in 2003 and a Ph.D. in Chinese medicine in 2007, all from the Chinese University of Hong Kong. In October 2019, he was awarded a silver medal at the “2nd Beijing-Tianjin-Hebei-Guangdong-Hong Kong-Macao Youth Innovation and Entrepreneurship Competition,” organized by the academic affairs office of Tsinghua University and the China High School Innovation and Entrepreneurship Education Alliance. He was also awarded a certificate of commendation from the Secretary for Home Affairs of Hong Kong in December 2019 for his contributions to community healthcare promotion. We believe Dr. Chan is qualified to serve on our board of directors due to his expertise in Chinese medicine and public company directorship experience, which are valuable to our growth and corporate governance.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director.

6.B. Compensation of Board Members and Executives

For the fiscal year ended March 31, 2025, the aggregate cash compensation and benefits that we paid to the executive officers and directors were approximately $179,648. None of the directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended March 31, 2025. Joint Cross Border, which employs staff in Hong Kong, operates a mandatory provident fund scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the laws of Hong Kong) for employees employed under the jurisdiction of Hong Kong Employment Ordinance (Chapter 57 of the laws of Hong Kong). The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, Our HK Subsidiaries and each of the employees are required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. V-Alliance currently does not employ any personnel in Hong Kong.

6.C. Board Practices

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. We have two employee directors, Mr. Lap Sun Wong and Mr. Zhifang Zhang, and three independent directors. As a result, a majority of the board of directors of Hong Kong Pharma are independent.

A director is not required to hold any shares in the Company to qualify to serve as a director. Hong Kong Pharma’s board of directors may exercise all the powers of Hong Kong Pharma to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with Hong Kong Pharma is required to declare the nature of his interest at a meeting of the directors. Following a declaration being made, subject to any separate requirement for the audit committee’s approval under applicable law or the rules and regulations of the Nasdaq and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee of Hong Kong Pharma’s board of directors. We have also adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of three directors, namely, Raina Zou, Dr. King Yin Lai and Dr. Kam Leung Chan, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Rules. Raina Zou is the chairperson of our audit committee. The board of directors has also determined that Raina Zou qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with Hong Kong Pharma’s code of ethics and business conduct, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The compensation committee consists of three directors, namely, Raina Zou, Dr. King Yin Lai and Dr. Kam Leung Chan, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Rules. Dr. King Yin Lai acts as the chairperson of the compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to Hong Kong Pharma’s directors and executive officers. Hong Kong Pharma’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for the Company’s chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of the Company’s non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of three directors, namely, Raina Zou, Dr. King Yin Lai and Dr. Kam Leung Chan, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Rules. Dr. Kam Leung Chan is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become the directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, Hong Kong Pharma’s directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. The directors must also exercise their powers only for a proper purpose. The directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standards of corporate governance under Cayman Islands law.

The functions and powers of the board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of the shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or otherwise are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our memorandum and articles of association.

Employment and Indemnification Agreements

Hong Kong Pharma have entered into employment agreements with its executive officers that are governed by the laws of Hong Kong. A copy of the form of such agreements has been filed as an exhibit to this Annual Report. The duration of such agreements is specified in a separate agreement between the officer and one of the HK Subsidiaries (the “HK Agreement”), with automatic annual renewals unless a one-month non-renewal notice is given. Unless otherwise provided in the HK Agreement, the employment may be terminated by Hong Kong Pharma at any time with or without cause, or by the officer, by one month’s prior written notice. Unless otherwise provided in the HK Agreement, Hong Kong Pharma shall pay to the officer (or his or her beneficiary in the event of his or her death) any base salary or other compensation earned but not paid to the officer prior to the effective date of such termination. All other benefits due to the officer following his or her termination of employment shall be determined in accordance with the plans, policies and practices of Hong Kong Pharma.

The officer agrees to dedicate substantially all of the officer’s working time and best efforts to the officer’s role with Hong Kong Pharma and to assign any intellectual property created (i) within the scope of the officer’s employment during the officer’s tenure, (ii) within 12 months after termination of employment if the intellectual property relates to the officer’s employment scope, and (iii) by using resources of Hong Kong Pharma during the officer’s tenure, to Hong Kong Pharma. The agreements also contain customary non-competition, non-solicitation, and confidentiality clauses. Each executive officer also represented to us that when the employment agreement was executed, he or she was not in an employment relationship with any other entity or corporation and he or she had not executed any other non-competition agreement.

Hong Kong Pharma has entered into indemnification agreements with the directors and executive officers, pursuant to which it agreed to indemnify the directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

6.D. Employees

As of March 31, 2025, 2024, 2023, we had a total of 27, 19, 35 full-time employees, all based in Hong Kong to support our business operations. The following table sets forth the number of our full-time employees by function as of March 31, 2025:

Function	Number of Employees	Percentage
Management	3	11.1%
Finance and Accounting	4	14.8%
Marketing	3	11.1%
Human Resources	2	7.4%
Operations	13	48.1%
Department of Pharmacy (Import and Export)	2	7.4%
Total	27	100%

We also utilize the services of labor contracting companies in Hong Kong for sorting and packaging merchandise. For the fiscal year ended March 31, 2024, we hired an average of approximately 80 workers per day, sourced from a total of five (5) labor contracting companies. For the fiscal year ended March 31, 2025, we hired an average of approximately 76 workers per day, sourced from a total of 6 labor contracting companies.

We enter into standard labor contracts with our full-time employees. Labor contracts with our personnel typically include a confidentiality covenant that requires employees to protect confidential information of the Company during and after their employment. None of our employees are subject to collective bargaining agreements. As required by laws and regulations in Hong Kong, we provide medical benefits to our staff. We consider our relations with our employees to be good, and we have never experienced a strike or significant work stoppage. We strive to create a healthy work environment and prohibit all forms of harassment and discrimination based on race, gender, age, sexual orientation, or marital status.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

	Number of Shares Beneficially Owned(1)	Percent of Total Voting Power(2)
Directors and Executive Officers:
Lap Sun Wong(3), Chief Executive Officer and Chairman	6,244,961	56.77%
Zhifang Zhang, Director	—	* %
Man Bun Kwok, Chief Financial Officer	—	*
Yingying Li, Chief Operating Officer
Raina Zou, Director	—	*
Dr. King Yin Lai, Director	—	*
Dr. Kam Leung Chan, Director	—	*
All directors and executive officers as a group (7 persons)	6,244,961	56.77%

Other Principal Shareholders:
Fame Overseas Supply Chain Limited(3)	4,448,520	40.44%
Pacific Health Century International Group(4)	617,850	5.62%
Atlantic Health Century International Group(5)	617,850	5.62%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, securities exercisable for, or convertible or exchangeable into Ordinary Shares held by such person that are currently exercisable, convertible or exchangeable or will become exercisable, convertible or exchangeable within 60 days of the date of this Annual Report, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

(2)	Based on 11,000,000 Ordinary Shares outstanding as of July 31, 2025.

(3)	Consists of (i) 1,710,180 Ordinary Shares individually owned by Lap Sun Wong, (ii) 4,448,520 Ordinary Shares owned by Fame Overseas Supply Chain Limited, a British Virgin Islands company with registered address at Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, in which Lap Sun Wong is the sole director and is deemed to have voting and dispositive power over the securities held by it. Lap Sun Wong disclaims beneficial ownership of such securities except to the extent of his pecuniary interests in such securities; and (iii) 190,020 Ordinary Shares owned by Profit Seeker Limited, a British Virgin Islands company with registered address at Vistra Corporate Services Centre, Wickhams Cay Il, Road Town, Tortola, VG1110, British Virgin Islands, in which Lap Sun Wong is the sole director and sole shareholder, and has voting and dispositive power over the securities held by it.

(4)	Dongkun Jin, a resident of the People’s Republic of China, is the sole director and sole shareholder of Pacific Health Century International Group. Dongkun Jin has voting and dispositive power over the securities held by Pacific Health Century International Group. The registered office of Pacific Health Century International Group is the office of Newhaven Trustees (BVI) Limited, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)	Tianruyi Jin, a resident of the People’s Republic of China, is the sole director and shareholder of Atlantic Health Century International Group. Tianruyi Jin has voting and dispositive power over the securities held by Atlantic Health Century International Group. The registered office of Atlantic Health Century International Group is the office of Newhaven Trustees (BVI) Limited, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

None of the major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Please see Note 24 to our audited consolidated financial statements included in this Annual Report, for a description of related party transactions for the financial periods presented, between us and any of the members of our board of directors, any executive officer, any holder of more than 5% of the Ordinary Shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment and Indemnification Agreements.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our consolidated financial statements prepared in accordance with the standards of the PCAOB.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. As of the date of this Annual Report, we are not aware of any such legal proceedings or claims that in the opinion of our management will have a material adverse effect on our business, financial condition or operating results. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows.

Policy on Dividend Distributions

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on the Ordinary Shares. We currently intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

Hong Kong Pharma is a holding company incorporated in the Cayman Islands and it relies principally on dividends from its Hong Kong Subsidiaries for its cash requirements, including any payment of dividends to its shareholders. See “Item 3D. Risk Factors— Risks Related to Our Business and Industry— Hong Kong Pharma relies on dividends and other distributions on equity paid by its HK Subsidiaries to fund any cash and financing requirements Hong Kong Pharma may have, and any limitation on the ability of its HK Subsidiaries to make payments to Hong Kong Pharma could have a material adverse effect on our ability to conduct our business. Additionally, while currently there are no restrictions on foreign exchange, nor limitations on the ability of Hong Kong Pharma to transfer cash to or from HK Subsidiaries or to investors under Hong Kong laws, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our HK Subsidiaries, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government.”

Hong Kong Pharma’s board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that it may only pay dividends out of its profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in it being unable to pay its debts as they fall due in the ordinary course of business. Even if the board of directors of Hong Kong Pharma decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

8.B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Ordinary Shares have traded on the Nasdaq Capital Market since January 15, 2025, under the symbol “HKPD.”

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

Summaries of material provisions of our memorandum and articles of association currently in effect and of the Companies Act, insofar as they relate to the material terms of the Ordinary Shares, are contained in the IPO Form F-1 in the section entitled “Description of Share Capital,” which are incorporated herein by reference.

10.C. Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report or in the information incorporated by reference herein.

10.D. Exchange Controls

Cayman Islands

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of the Ordinary Shares.

Hong Kong Exchange Controls

Hong Kong does not impose foreign exchange controls. This means there are no restrictions on the movement of capital into or out of the territory. Individuals and businesses can freely convert and transfer currencies without government intervention. The Hong Kong Monetary Authority (HKMA) ensures that the region maintains a high degree of financial openness, facilitating a free flow of capital. This openness is a cornerstone of Hong Kong’s financial policy and contributes to its status as a major global financial hub.

The Hong Kong dollar (HKD) is pegged to the U.S. dollar (USD) within a tight range, which provides stability and predictability for foreign exchange transactions. The peg is maintained through the Linked Exchange Rate System, where the HKMA intervenes in the currency market to maintain the exchange rate within the specified range.

There are no restrictions on the repatriation of profits, dividends, interest, or capital. Foreign investors can freely repatriate their investment returns, which makes Hong Kong an attractive destination for international business and investment.

10.E. Taxation

A description of material Cayman Islands, Hong Kong and U.S. federal income tax consequences of the acquisition, ownership and disposition of the Ordinary Shares is contained in the IPO Form F-1 in the section entitled “Taxation,” which is incorporated herein by reference.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Reports and other information filed by us with the SEC, including this Annual Report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hard copies of our Annual Report free of charge to shareholders upon request.

Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

See “Item 4. Information on the Company—A. History and Development of the Company—Corporate Structure.”

10.J. Annual Report to Security Holders

If we are required to provide an annual report to security holders, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Currency Exchange Risk

Our company is exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

We may invest the net proceeds we receive from the initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

We do not believe the impact of inflation on our company is material. Our operations are in Hong Kong and Hong Kong’s inflation rates have been relatively stable in the last three years: 1.9% for 2025, 1.2% for 2024 and 2% for 2023.

The inflation rate is expected to stay moderate at around 2% on a year basis in Hong Kong. While the headline inflation rate was notably higher, and import prices will continue to rise notably amid high inflation in many major economies, and those of energy-related items soared further, but price pressures on other major components were broadly in check in Hong Kong.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

On January 16, 2025, we completed our initial public offering of an aggregate of 1,403,685 ordinary shares of par value $0.001 per share (the “Ordinary Shares”), at a public offering price of US$4.00 per share, of which 1,000,000 Ordinary Shares are offered by Hong Kong Pharma and 403,685 Ordinary Shares are offered by the selling shareholders of the Company. The Ordinary Shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-282876), which was declared effective by the SEC on December 20, 2025.

Our IPO generated gross proceeds of $5,614,740, before deducting underwriting discounts and other related expenses, including $4,000,000 received by the Company and $1,614,740 received by the selling shareholders of the Company. We paid underwriting accountable expenses of approximately $250,000 and other issuance costs of approximately $205,479. We paid out of pocket all of our fees, costs and expenses in connection with the IPO.

No offering proceeds were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of the Ordinary Shares or any other affiliates.

As of the latest reporting period, there has been a material change in the expected use of the net proceeds from our IPO, after described in our final prospectus filed with the SEC on January 15, 2025, pursuant to Rule 424(b). Specifically, we have allocated $2.3 million of the net proceeds to acquire an investment in Evergreen Equity Fund, a private equity fund based in Singapore.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2025. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Raina Zou is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets Nasdaq’s financial sophistication requirements. Raina Zou is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, or the Code of Ethics, that is applicable to all of our employees, officers and directors and is available on our website at www.9zt.hk. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended March 31, 2024 and 2025 by Onestop Assurance PAC, the Company’s principal accounting firm.

	For the year ended March 31,
	2024	2025
	USD	USD
Audit Fees	$94,564	$212,107.38
Audit-Related Fees	$-	$24,480.00
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$94,564	$236,587.38

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the year ended March 31, 2025, also include the fees related to audit activities conducted in connection to the IPO and under PCAOB standards.

Audit Related Fees

Audit-related fees consist of the aggregate fees billed for each of the last two fiscal years for assurance and related services performed by the Company’s principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph captioned “Audit Fees” above.

Tax Fees

Tax fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by the Company’s principal accountant with respect to tax compliance, tax advice, tax consulting and tax planning. We did not engage our principal accountant to provide tax compliance, tax advice or tax planning services during the last two fiscal years.

All Other Fees

All other fees consist of aggregate fees billed for each of the last two fiscal years for products and services provided by the Company’s principal accountant, other than for the services reported under the headings “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above. We did not engage our principal accountant to render services to us during the last two fiscal years, other than as reported above.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the audit committee to delegate certain pre-approval authority to one or more of its members. All of the fees listed in the table above were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable laws of Cayman Islands and our memorandum and articles of association. In addition, since the Ordinary Shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

As of the date of this Annual Report, we are a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that the board of directors is comprised of a majority of independent directors; (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. We have not relied on any of these “controlled company” exemptions.

In addition, as a foreign private issuer, Nasdaq Listing Rule 5615(a)(3) permits us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that we disclose in our annual report filed with the SEC each requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such requirement.

We are currently following some Cayman corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●	We are not required to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of or more of the voting power outstanding before the issuance at a price lower than the “Minimum Price”, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(d) with respect to shareholder approval.

●	We are not required to seek shareholders’ approval for the establishment of or any material amendments to our equity compensation plans in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

●	We are not required to seek shareholders’ approval for the issuance of securities to external consultants, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

●	We are not required to hold annual shareholders’ meetings.

Our Cayman counsel has provided relevant letters to Nasdaq certifying that under Cayman law, we are not required to seek shareholders’ approval in the above circumstances.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Before listing on the Nasdaq Stock Market on January 16, 2025, we had adopted an insider trading policy that applies to all our executive officers, directors, employees, and other persons who have access to material nonpublic information about us as determined by our board of directors. The insider trading policy codifies the legal and ethical principles that govern trading in our securities by persons associated with the Company that may possess material nonpublic information relating to the Company. A copy of the insider trading policy is filed as Exhibit 11.2 to this Annual Report

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We maintain a technology and cybersecurity program, which includes information security, as part of our overall risk management process with the aim that our information systems, including those of our suppliers and other third-parties, will be resilient, effective and capable of safeguarding against emerging risks and cybersecurity threats. We endeavor to assure our program is appropriately resourced and to attract and retain expert talent to execute it.

We have established preventive measures and fulfill our security obligations to protect our networks from interference, damage, or unauthorized access, and to prevent the leakage, theft, or alteration of network data. As part of our supplier risk management program, we conduct security assessments prior to engagement of high-risk suppliers and other third-party providers and have a monitoring program to evaluate ongoing compliance with our cybersecurity standards.

A key element of our technology and cybersecurity program strategy is fostering training and awareness. Our training and awareness program includes annual cybersecurity awareness training and role-based phishing tests for our employees and for third parties with access to our systems.

Our technology and cybersecurity program focuses on the defense, rapid detection and rapid remediation of cybersecurity threats and incidents. Additionally, our program incorporates comprehensive cybersecurity policies and crisis response and management procedures, aimed at rapidly addressing, responding to, and effectively communicating about cybersecurity threats and incident.

Our cybersecurity crisis management program sets forth the items, procedures and actions we expect to address and follow in the event of a cybersecurity incident, including detection, response, mitigation and remediation. When a potential threat or incident is identified, our cyber security incident response team will assign a risk level classification and initiate the escalation and other steps called for by our plan. All incidents that are initially assessed by the cybersecurity incident response team as potentially high-risk are escalated promptly to our Chief Executive Officer, who will determine whether and what elements of our cybersecurity crisis response and management plan should be activated, including escalation to other senior management. Our Chief Executive Officer will inform our board of directors of cybersecurity incidents, as appropriate, considering a variety of factors, including financial, operational, legal or reputational impact.

Our program’s maturity and operational readiness are regularly evaluated by independent experts and penetration tests that are consistent with the national cybersecurity level. Our program, and the results of these independent evaluations and testing, are regularly reviewed by our senior management and members of our board of directors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Risk Governance

We are committed to appropriate cybersecurity governance and oversight.

Our board of directors has oversight of our strategic and business risk management, including cybersecurity risk management. Our board of directors is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and to implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Management is responsible for identifying, assessing, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, maintaining cybersecurity policies and procedures, and providing regular reports to our board of directors.

For additional information on our cybersecurity risks, please see “Item 3D. Risk Factors.”

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with the standards of the PCAOB.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 3.2 to Registration Statement on Form F-1/A filed on December 10, 2024)
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of March 31, 2025
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1/A filed on December 10, 2024)
4.2†	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1/A filed on December 10, 2024)
4.3	End-to-End Logistics Service Agreement, effective as of April 1, 2024, between Hangzhou CaiNiao Supply Chain Management Co., Ltd. and Joint Cross Border Logistics Company Limited. (incorporated by reference to Exhibit 10.5 to Registration Statement on Form F-1/A filed on December 10, 2024)
4.4	Overseas Center Warehouse Service Agreement, effective as of April 1, 2024, between Hangzhou CaiNiao Supply Chain Management Co., Ltd. and Joint Cross Border Logistics Company Limited. (incorporated by reference to Exhibit 10.6 to Registration Statement on Form F-1/A filed on December 10, 2024)
4.5	Tenancy Agreement between CPL YAUTONG LIMITED and Joint Cross Border Logistics Company Limited dated August 8, 2024. (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1/A filed on December 10, 2024)
8.1	List of subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to Registration Statement on Form F-1/A filed on December 10, 2024)
11.1	Code of Ethics and Business Conduct of the registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1/A filed on December 10, 2024)
11.2*	Insider Trading Policy of the registrant
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy of the registrant
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

†	Executive Compensation Plan or Agreement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED

Date: August 14, 2025	By:	/s/ Lap Sun Wong
	Name:	Lap Sun Wong
	Title:	Chief Executive Officer and Chairman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Hong Kong Pharma Digital Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ONESTOP ASSURANCE PAC

August 14, 2025

Singapore

We have served as the Company’s auditor since 2024.

PCAOB ID 6732

HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except for the number of shares)

		For the Years Ended
		March 31,
	Note	2025	2024	2023
Revenues	7	$20,313,818	$16,688,364	$12,555,991
Cost of revenues	8	(17,898,659)	(13,129,699)	(9,817,066)
Gross profit		2,415,159	3,558,665	2,738,925

Other income	9	1,466	4,038	96,229

Operating expenses:
Selling, general and administrative expenses	8	(2,215,859)	(1,889,455)	(1,758,080)
Other losses, net	10	(68,728)	(64,987)	(33,281)
Total operating expenses		(2,284,587)	(1,954,442)	(1,791,361)
Operating profit		132,038	1,608,261	1,043,793

Financial income	11	1,741	474	219
Finance costs	11	(97,667)	(82,766)	(23,242)
Finance costs, net		(95,926)	(82,292)	(23,023)

Profit before income taxes		36,112	1,525,969	1,020,770

Income tax expense	12	(63,168)	(196,252)	(22,574)
Net (loss)/profit for the year	13	(27,056)	1,329,717	998,196
Less: profit attributable to non-controlling interests			-	-
(Loss)/profit attributable to owners of the Company		(27,056)	1,329,717	998,196

Other comprehensive loss
Foreign currency translation adjustments		15,677	(516)	640
Comprehensive (loss)/income attributable to the Company’s shareholders		(11,379)	1,329,201	998,836

Earnings per share
Basic and diluted *	15	$(0.003)	$0.180	$0.146

Weighted average number of shares outstanding
Basic and diluted *		10,205,479	7,365,570	6,843,000

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL POSITION

(Expressed in U.S. dollars, except for the number of shares)

		March 31,	March 31,
	Note	2025	2024
ASSETS
NON-CURRENT ASSETS:
Property and equipment, net	16	111,245	103,242
Intangible assets, net	17	96,437	31,825
Right of use assets, net	26	482,489	730,451
TOTAL NON-CURRENT ASSETS		690,171	865,518

CURRENT ASSETS:
Deferred IPO costs	21	-	1,260,075
Investment for funds at fair value through profit or loss	22	$2,256,830	$—
Inventories	18	559,982	933,299
Trade receivables, net	19	4,655,951	3,698,757
Other receivables and prepayments	19	447,912	1,262,351
Amount due from related parties	24	57,309	19,971
Restricted cash		400	7,682
Cash and cash equivalents	20	748,721	619,575
TOTAL CURRENT ASSETS		8,727,105	7,801,710
TOTAL ASSETS		$9,417,276	$8,667,228

LIABILITIES AND SHAREHOLDERS’ EQUITY
NON-CURRENT LIABILITIES:
Lease liabilities non-current portion	26	6,412	117,836
Longterm bank loan non-current portion	25	1,503,797	1,119,276
TOTAL NON-CURRENT LIABILITIES		1,510,209	1,237,112

CURRENT LIABILITIES:
Trade and other payables	23	$1,821,759	$1,416,182
Tax payable	12	105,058	218,831
Contract liabilities	7	124,507	191,066
Due to related parties	24	1,313	500,677
Lease liabilities – current portion	26	493,103	634,504
Current portion of long-term bank loan	25	371,558	180,493
Short-term bank loan	25	-	34,704
TOTAL CURRENT LIABILITIES		2,917,298	3,176,457
TOTAL LIABILITIES		4,427,507	4,413,569

COMMITMENTS AND CONTINGENCIES		—	—

EQUITY:
Ordinary shares, 50,000,000 shares authorized, consisting of 49,501,000 Class A ordinary shares of $0.001 par value per share and 499,000 Class B ordinary shares of $0.001 par value per share *
Class A ordinary shares, 11,000,000 and 9,501,000 shares issued and outstanding at March 31, 2025 and March 31, 2024, respectively *	27	11,000	9,501
Class B Ordinary shares, nil and 499,000 shares issued and outstanding at March 31, 2025 and March 31, 2024, respectively *		-	499
Additional paid in capital	27	3,463,898	3,017,409
Subscription receivable	27	-	(300,000)
Retained earnings	28	1,504,052	1,531,108
Accumulated other comprehensive (loss) income	28	10,819	(4,858)
TOTAL SHAREHOLDERS’ EQUITY		4,989,769	4,253,659

TOTAL LIABILITIES AND EQUITY		$9,417,276	$8,667,228

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(Expressed in U.S. dollars, except for the number of shares)

								Accumulated
	Ordinary shares				Additional			Other
	Class A		Class B		Paid-in	Subscription	Accumulated	Comprehensive	Total
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Income (loss)	Equity
Balance at March 31, 2022	6,843,000	$6,843	—	$—	$388,193	$(6,843)	$(796,805)	$(4,982)	$(413,594)
Net income	—	—	—	—	—	—	998,196	—	998,196
Foreign currency translation adjustment	—	—	—	—	—	—	—	640	640
Balance at March 31, 2023	6,843,000	$6,843	—	$—	$388,193	$(6,843)	$201,391	$(4,342)	$585,242
Class A capital injection	1,235,700	1,236	—	—	—	8,265	—	—	9,501
Class A shares issued for services	1,422,300	1,422	—	—	1,829,715	(1,422)	—	—	1,829,715
Class B capital injection	—	—	499,000	499	799,501	(300,000)	—	—	500,000
Net income	—	—	—	—	—	—	1,329,717	—	1,329,717
Foreign currency translation adjustment	—	—	—	—	—	—	—	(516)	(516)
Balance at March 31, 2024	9,501,000	$9,501	499,000	$499	$3,017,409	$(300,000)	$1,531,108	$(4,858)	$4,253,659
Class B capital injection	—	—	—	—	—	300,000	—	—	300,000
Class B shares converted into Class A shares	499,000	499	(499,000)	(499)	—		—	—	—
IPO subscription	1,000,000	1,000	—	—	3,999,000	—	—	—	4,000,000
Deferred IPO costs and IPO costs	—	—	—	—	(3,552,511)	—	—	—	(3,552,511)
Net income	—	—	—	—	—	—	(27,056)	—	(27,056)
Foreign currency translation adjustment	—	—	—	—	—	—	—	15,677	15,677
Balance at March 31, 2025	11,000,000	$11,000	—	$—	$3,463,898	$—	$1,504,052	$10,819	$4,989,769

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended
	March 31,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) profit	$(27,056)	$1,329,717	$998,196
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	75,766	64,237	73,986
Revaluation loss on financial assets	43,145	—	—
Loss on disposal of PPE	—	10,851	—
Gain on disposal of a subsidiary	—	(11,559)	—
Amortization of ROU assets	997,605	861,339	640,600
Changes in operating assets and liabilities:
Trade receivables	(918,793)	(2,047,556)	(929,509)
Inventories	378,199	(741,950)	(191,155)
Other receivables and prepayments	(98,199)	(44,043)	(180,416)
Trade and other payables	396,883	(105,220)	955,270
Contract liabilities	(67,575)	(77,797)	210,358
Taxes payable	(114,874)	196,252	22,574
Amount due from/to related parties, net	(95,887)	171,399	127,175
Net cash (used in) provided by operating activities	569,214	(394,330)	1,727,079

Cash flows from investing activities:
Additions to property, plant and equipment	(69,916)	(52,736)	(114,643)
Additions to intangible assets	(85,072)	(35,282)	(3,062)
Investment of funds	(2,299,975)	—	—
Proceeds on disposal of property, plant and equipment	—	33,229	—
Repayment from related parties	—	186,171	—
Loan to related parties	—	(172,178)	(14,390)
Net cash used in investing activities	(2,454,963)	(40,796)	(132,095)

Cash flows from financing activities:
Repayment of bank loans	(237,826)	(196,820)	(74,970)
Proceeds from bank loans	769,922	1,374,690	—
Capital contribution from shareholders	300,000	509,501	—
IPO capital raised	4,000,000	—	—
Deferred IPO costs paid	(1,377,579)	(345,217)	—
Repayment of long-term payable	—	(22,969)	(8,965)
Repayment of loan to related parties	(1,275,990)	(701,694)	(648,048)
Loan from related parties	819,175	767,757	189,208
Decrease of lease liabilities, net	(1,002,588)	(847,933)	(612,896)
Net cash provided by (used in) financing activities	1,995,114	537,315	(1,155,671)

Effect of exchange rates changes on cash	12,499	455	321
Net increase in cash and restricted cash	121,864	102,644	439,634
Cash and restricted cash, beginning of the year	627,257	524,613	84,979
Cash and restricted cash, end of the year	$749,121	$627,257	$524,613

	March 31,	March 31,	March 31,
	2025	2024	2023
Supplemental cash flow disclosures:
Cash paid for interest (exclusive of interest for lease liability)	$97,667	$82,766	$57,327
Cash paid for income tax	$294,831	$—	$—

Non cash investing activities:
Right-of-use assets obtained in exchange for operating new lease liabilities	$882,876	$1,086,881	$606,418
Right-of-use assets and operating lease liabilities modification	(137,128)
Property, plant and equipment obtained by increase of long term payable	—	—	31,892
Shares issued advanced amortized for deferred IPO costs	914,857	914,857	—
Shares issued in advance for services	—	914,858	—
Deferred IPO cost charge to Additional paid in capital	$3,552,511	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Hong Kong Pharma Digital Technology Holdings Limited (“Hong Kong Pharma” or “the Company”) is an exempted limited liability company formed under the laws of the Cayman Islands on August 17, 2023. The Company is an investment holding company and its subsidiaries (together, the “Group”) are principally engaged in the OTC pharmaceutical business through its wholly owned subsidiaries, Joint Cross Border Logistics Company Limited (“JCB”) and V-Alliance Technology Supplies Limited (“VA”), each a limited liability corporation incorporated in Hong Kong and collectively referred to as HK Subsidiaries. There are two main categories of business offering: (i) OTC pharmaceutical cross-border e-commerce supply chain services, primarily conducted through our Hong Kong subsidiary, JCB, which we refer to as the “Supply Chain Services” division and (ii) OTC pharmaceutical cross-border procurement and distribution, primarily conducted through our Hong Kong subsidiary, VA, which we refer to as the “Procurement and Distribution” division.

As of March 31, 2025 the Company’s subsidiaries and consolidated affiliated entities were as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Joint Cross Border Logistics Company Limited (“JCB”)	July 18th, 2017	Hong Kong, PRC	100%	custom clearance, drugs enlisting, warehouse services and other logistics services
V-Alliance Technology Supplies Limited (“VA”)	September 1st, 2016	Hong Kong, PRC	100%	procurement and distribution of pharmaceutical products
Laishuo Intelligent Supply Chain (Hangzhou) Co., Ltd. *	September 30th, 2022	Mainland PRC	100%	Support the logistics activities for JCB

*	It was disposed to a third party in September 2023.

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries. Mr. Lap Sun Wong, the CEO and the Chairman of the Board of Directors of the Company, is the ultimate controlling shareholder of the Company.

Reorganization

A reorganization of the legal structure was completed on December 7, 2023. The reorganization involved:

(i)	The transfer of all the shareholder equity interest in JCB to the Company on December 7, 2023;

(ii)	The transfer of all the shareholders’ equity interest in VA to the Company on December 7, 2023;

Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholder, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. IFRS does not have a standard nor cover combination under common control, and the Company chooses to adapt from US GAAP ASC is not contradictory to compliance with IFRS. Therefore, the consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5. Therefore, all subsidiaries are consolidated under common control basis. All references to the number of ordinary shares and per share data in the accompanying consolidated financial statements have been retrospectively restated to reflect the reorganization. However, the shares issued to new investors on December 1, 2023 were not part of the reorganization and have been accounted for prospectively.

NOTE 2 — ADOPTION OF NEW AND REVISED STANDARDS

Adoption of new and revised Standards — For the purpose of preparing and presenting the consolidated financial statements for the years ended March 31, 2023, 2024 and 2025, the Group has consistently applied the accounting policies which conform with International Financial Reporting Standards (“IFRS Accounting Standards”), which are effective for the accounting periods beginning on or after April 1, 2023, throughout the year ended March 31, 2025.

Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies

The Group has adopted the amendments to IAS 1 Presentation of Financial Statements for the first time in the financial year ended March 31, 2023. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The Group has applied materiality guidance in IFRS Practice Statement 2 in identifying its material accounting policies for disclosures in the related notes. The previous term ‘significant accounting policies’ used throughout the financial statements has been replaced with ‘material accounting policies information’.

New and revised IFRS Accounting Standards in issue but not yet effective

At March 31, 2025, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

●	Lack of Exchangeability – Amendments to IAS 21 (1)

●	Sales or Contribution of Assets between an Investor and its Associate or Joint Venture-Amendments to IFRS 10 and IAS 28 (2)

(1)	Effective for annual periods beginning on or after January 1, 2025, with early application permitted.

(2)	Effective date is deferred indefinitely.

The Group does not expect that the adoption of the Standards listed above will have a material impact on the consolidated financial statements of the Group in future periods.

NOTE 3 — material ACCOUNTING POLICIES Information

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared on historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability.

Basis of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. No subsidiaries were acquired during the years ended March 31, 2025, 2024 and 2023.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

Foreign currencies

Functional and presentation currency

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s consolidated financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated statements of financial position. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income (loss).

Since the Company operates primarily in Hong Kong, the Company’s functional currency is the Hong Kong dollar (“HK$”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”).

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31,	March 31,	March 31,
	2025	2024	2023
HK$ Balance sheet items, except for equity accounts	US$1= HK$7.7799	US$1=HK$ 7.8259	US$1=HK$ 7.8325
HK$ Items in the statements of income and cash flows	US$1= HK$7.7930	US$1=HK$ 7.8247	US$1=HK$ 7.7844
RMB balance sheet items, except for equity accounts	N/A	US$1=RMB 7.2203	US$1=RMB 6.5518
RMB Items in the statements of income and cash flows	N/A	US$1=RMB 7.1671	US$1=RMB 6.7834

Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

The Group did not allocate or manage the resources of different revenue streams by companies or business units. Therefore, the Group’s management reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Group has only one reportable segment. The Company operates and manages its business in Hong Kong as a single segment. As the Company’s long-lived assets are substantially all located in the Hong Kong and substantially all the Company’s revenues are incurred within Hong Kong, no geographical segments are presented.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. When the contract contains a financing component which provides the Company a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15. Currently, the Company’s contracts with its customers do not include financial benefit for more than one year.

Nature and timing of satisfaction of performance obligations for each of the revenue streams are as follows:

Revenue from resale of OTC pharmaceutical products (procurement and distribution)

The Company sells OTC pharmaceutical products to various wholesalers. In accordance with the contracts signed between the Company and customers, the Company promises to deliver a batch of specific pharmaceutical products, which is identified as a performance obligation, and only one obligation can be identified. For all the Company’s sales contracts, the sales amount is fixed. No significant variable consideration is involved. Performance obligation is satisfied at the point in time when control of the OTC pharmaceutical products is transferred to the customers, generally on delivery and acceptance of the goods, because the Company does not have a right to payment for the performance completed before the customer acceptance and the customer cannot simultaneously receive and consume the benefit from the products provided by the Company. The Company does not have any further performance obligations after the customer acceptance. The Company presents revenues from such transactions on a gross basis in the consolidated statement of income and comprehensive income (loss), as the Company acts as a principal to take inventory risks of these goods.

Revenue from consignment sales of OTC pharmaceutical products (consignment sales)

The Company sells OTC pharmaceutical products to customers through certain sales agents. In accordance with the contracts signed between the Company and the sales agent, the Company promises to deliver a batch of specific pharmaceutical products, which is identified as a performance obligation. For all the Company’s consignment sales contracts, the sales price is fixed, and no significant variable consideration is involved. Performance obligation is satisfied at the point in time when control of the OTC pharmaceutical products are transferred to the customers. Although we contracted directly with the sales agent, the revenue is recognized upon the products are sold to end customers and the proceeds are collected properly. The products kept by the sales agent before sold out to the end customers are recorded as consignment inventories. The Company does not have any further performance obligations after products are accepted and sold to end customers. The Company presents revenues from such transactions on a gross basis in the consolidated statement of income and comprehensive income (loss), as the Company acts as a principal to take inventory risks of these goods.

Revenue from providing varied logistics services (supply chain services)

The Company provided types of logistics services in connection to goods transported from different countries to be delivered to customers located in Hong Kong or mainland China. These services include international transportation and customs clearance service, storage service, packing and labeling services, Customs clearance service, mainland China delivery service, etc. Some contracts (hereby is called “distinct services”) are signed to include varied performance obligations independent from each other with distinct price for each type of service, while some contracts (hereby is called “packaged services”) are signed to include types of performance obligations with sequence to be delivered and the customer could receive and accept the packaged services when the last obligation is completed. As such, the Company considered the packaged services as one distinct performance obligation. Performance obligation is satisfied in time when the customers received and accepted the service, which represents the distinct obligation service is completed. Customers confirm the services accepted and the corresponding amount with the Company on a monthly basis. The Company presents revenues from such transactions on a gross basis in the consolidated statement of income and comprehensive income (loss), as the Company acts as a principal to provide a type of logistics service or a package of logistics services and take a full obligation to provide such services even if the suppliers are not able to deliver service.

Some of the contracts include penalty clause to adjust down the price to the Company if the Company are not able to meet certain logistics requirements. The Company estimates the penalty amount as a liability at each period end and adjusts the revenue accordingly. When the amount is confirmed by the customer, the liability will be revised accordingly. As of March 31, 2025, 2024 and 2023, the liability is zero.

Other revenue

Other revenue represents the revenue from sales of packing materials and sample products. Performance obligation is satisfied at the point in time when control of the goods are transferred to the customers, generally on delivery and acceptance of the goods. The Company presents revenues from such transactions on a gross basis in the consolidated statement of income and comprehensive income (loss), as the Company acts as a principal to take inventory risks of these goods.

Other income

Other income includes government grants and penalty income. Subsidy income is recognized upon receiving the government grants. No government grants were recorded during the years ended March 31, 2025. The government grants during the year ended March 31, 2024 and 2023 represents the special subsidy for the disable employees and for the Company maintained employees during COVID period, respectively.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Retirement benefit costs

Pursuant to the relevant regulations of the Hong Kong government, the Group’s subsidiaries located in the Hong Kong participate in a Mandatory Provident Fund, which is a government retirement benefits scheme (the “Scheme”), whereby they contribute a prescribed percentage of the basic salaries of their employees to the Scheme to fund their retirement benefits. Once the Scheme has been funded via contributions by the Group’s participating subsidiaries, Hong Kong government takes responsibility for the retirement benefits obligations of all existing and future retired employees of those subsidiaries located in the Hong Kong; accordingly, the only obligation of the Group with respect to the Scheme is to pay the on-going required contributions as long as the employees maintain employment with the Group. There are no provisions under the Scheme whereby forfeited contributions may be used to reduce future contributions. These plans are considered defined contribution plans. The Group has no legal or constructive obligations to pay further contributions after its payment of the fixed contributions into the pension schemes. Contributions to pension schemes are recognized as an expense in the period in which the related service is performed.

Taxation

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized as temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Leasing

IFRS 16 Leases requires lessees to recognize assets and liabilities for most leases based on a ‘right-of-use model’ which reflects that, at the commencement date, a lessee has a financial obligation to make lease payments to the lessor for its right to use the underlying asset during the lease term. The lessor conveys that right to use the underlying asset at lease commencement, which is the time when it makes the underlying asset available for use by the lessee.

IFRS 16 defines a lease term as the noncancellable period for which the lessee has the right to use an underlying asset including optional periods when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease.

Under IFRS 16 lessees may also elect not to recognize assets and liabilities for leases with a lease term of 12 months or less. In such cases a lessee recognizes the lease payments in profit or loss on a straight-line basis over the lease term. The exemption is required to be applied by class of underlying assets. Lessees can also make an election for leases for which the underlying asset is of low value. This election can be made on a lease-by-lease basis.

Under a lease longer than 1 year, the lessees are required to recognize right-of-use asset (“ROU assets”) and lease liabilities. ROU assets represent the Company’s right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for any prepaid or accrued lease payments, net of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources to reflect the terms of the lease and type of the asset leased. The Company’s lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

Any lease with a term of 12 months or less is considered short-term. As permitted by IFRS 16, short-term leases are excluded from the ROU asset and lease liabilities accounts on the consolidated statements of financial position. Consistent with all other operating leases, short-term lease expenses are recorded on a straight-line basis over the lease term.

Leasehold improvements

Leasehold improvements, principally comprising costs of office buildings and warehouse renovation, are held for administrative and logistics processing purposes. Leasehold improvements are initially measured at cost and amortized systematically over its useful life.

Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment other than construction in progress over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising from de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period in which the item is de-recognized.

Intangible assets

Intangible assets, principally comprising software purchased. Separately acquired software is shown at historical cost. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. The software is amortized over 5 years, using the straight-line method.

Inventories

Inventories, comprising of packing materials and merchandise inventories, are stated at the lower of cost and net realizable value. Costs of inventories are determined using the weighted average method for each type of inventory initially recorded at purchase cost. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Deferred IPO costs

Deferred IPO costs represent costs associated with the Company’s shares offering, which will be netted against the gross proceeds from the Company’s shares offering.

Investment for funds

Investment for funds represent an investment into an open-end fund with redemption period one year after its initial investment. As the fund does not declare a definite time and amount for investor to redeem, the investment’s object is not considered to collect contractual cash flows. As a result, the investment for funds is classified as a financial asset at fair value through profit or loss.

Trade receivables

Timing of revenue recognition may differ from the timing of invoicing to customers. Trade receivables represent amounts invoiced and revenues recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional rights to payment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits held at call with banks.

Restricted cash

Restricted cash represents the cash deposited in the escrow account managed by online platforms (sales agents). The cash in the escrow account is used to be compensated to ending customers who bought the goods through the online platforms, in case certain ending customers ask for return or other quality claims.

Share-based payments

Shares granted to employees

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity (shares held under share award scheme). At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payments reserve. For shares that vest immediately at the date of grant, the fair value of the shares granted is expensed immediately to profit or loss.

Shares granted to non-employees

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. The fair value of the goods or services received are recognized as expenses (unless the goods or services qualify for recognition as assets).

When shares granted are vested, the amount previously recognized in share-based payment reserve will be transferred to share premium.

Financial instruments — investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition”.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the income statement when the asset is derecognized, modified or impaired.

Financial assets at fair value through other comprehensive income (debt instruments)

The Group measures debt instruments at fair value through other comprehensive income if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the income statement and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to the income statement.

Financial assets at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under HKAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to the income statement. Dividends are recognized as other income in the income statement when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not sole payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. This category includes derivative financial instruments and structured bank deposits.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in the income statement. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Financial instruments — impairment of financial assets

The Group recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are 120 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Debt instruments at fair value through other comprehensive income and financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1 — Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 — Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 — Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For trade receivables that contain a significant financing component and lease receivables, the Group chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

Financial instruments — derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated balance sheet) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial instruments — financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. The Group’s financial liabilities include trade payables, other payables, financial liabilities included in accruals and interest-bearing bank borrowings.

Subsequent measurement

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the income statement.

Financial instruments — derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.

Financial instruments — offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Capital and Reserves

Share capital represents the nominal value of shares that have been issued by the Group. Share capital is determined using the nominal value of shares that have been issued.

Retained profits include all current and prior period results as determined in the combined statement of comprehensive income.

Foreign currency translation reserve arising on the translation are included in the currency translation reserve.

All transactions with owners of the Group are recorded separately within equity.

Earnings/(loss) per share

Basic earnings per share (“EPS”) are computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Potential dilutive securities are excluded from the calculation of diluted EPS in loss periods as their effect would be anti-dilutive.

The preparation of financial statements in conformity with IFRS requires management to exercise judgment in the process of applying the Group’s accounting policies and requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported amount of revenue and expenses during the reporting period. The following estimates that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are disclosed below.

NOTE 4 — SIGNIFICANT MANAGEMENT JUDGEMENT IN APPLYING ACCOUNTING POLICIES

Impairment Losses

Impairment losses are based on an assessment of the investment or long-lived assets’ ability to generate future cash flows when there is evidence that these assets may be impaired. The calculation of the amount of impairment loss is based on estimates made by management when applying broad accounting principles governing the accounting for these assets. The determination of these estimates requires judgment by management. The final outcome may differ from the original estimates made by management, which may impact the carrying value of the assets which management has determined to be impaired and charged to the Company’s profit or loss during the period.

Provisions

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Income Tax

Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at March 31, 2025, 2024 and 2023 amounted to $105,058, $218,831 and $22,543, respectively.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Other than quoted prices that are observable in the market for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are unobservable and reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments consist of Level 2 assets.

NOTE 5 — KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 3, management is required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets within the next financial year.

Depreciation of property, plant and equipment and amortization of intangible assets

The costs of property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over the assets’ estimated useful lives. Management estimates the useful lives of these property, plant and equipment, and intangible assets to be within 5 years. These are the common life expectancies applied in the same industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation or amortization charges could be revised.

Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating-unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognized as an impairment loss in the income statement, unless the asset is carried at revalued amount, in which case, such impairment loss is treated as a revaluation decrease.

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in the income statement, unless the asset is carried at revalued amount, in which case, such reversal is treated as a revaluation increase.

During the years ended March 31, 2025, 2024 and 2023, the Company recognized impairment losses of $nil.

Allowance for expected credit losses

The calculation of the Group’s expected credit loss allowances and provisions against trade receivables, under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The expected outcome may be different from the original estimate, and such difference will impact carrying value of trade receivables and doubtful debt expenses in the period in which such estimate has been charged.

Critical judgements include:

●	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated

●	Establishing the criteria for a significant increase in credit risk (SICR)

●	The individual assessment of material cases and the use of judgmental adjustments made to impairment modelling processes that adjust inputs, parameters and outputs to reflect risks not captured by models

Key source of estimation uncertainty includes:

●	Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

In accordance with the contracts, when the goods or services are delivered, the customers are due to pay the full amount of revenue. However, most customers may postpone paying the outstanding balance in one or two months after acceptance of the goods or services. In general, if a receivable’s ageing is more than 1 year, it is very possible to be uncollectable or with certain disputes. As such, the management will examine all balances longer than 1 year and distinguish which are in special events to be not collectable. The Company determines that any receivables with ageing longer than 2 year or any receivables identified by the management with special events to be uncollectable are deemed to be uncollectable and need to be written off.

As of March 31, 2025, 2024 and 2023, the Company has not identified any receivables that need to be written-off. As such, no allowance on expected credit loss is considered as of March 31, 2025, 2024 and 2023.

Share-based payments

The Company measures the share-based payments value, by reference to the fair value of the equity instruments granted. As no active market for the Company’s equity value, the Company used discounted cash flow analyses for valuing the fair value and made estimates about expected future cash flows and credit spreads. Interest rate spreads, credit spreads, earnings multiples and interest rate volatility are the key sources of estimation, which may takes significant impact on the value of the share-based payments.

Lease liability

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations are estimated using a discount rate similar to the Company’s specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar environment. The Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.

NOTE 6 — CONCENTRATION RISKS

Geographical information

The Group’s operations are located in Hong Kong and all of the Group’s revenue is derived from sales in Hong Kong. Hence, no analysis by geographical area of operations is provided.

Information about major customers

Major distributors that make up 10% or more of revenue are as below:

	2025	2024	2023
Customer A	*	2,581,838	5,963,165
Customer B	*	2,002,134	*
Customer C	2,343,203	-	-
Total revenue	20,313,818	16,688,364	12,555,991

*	The revenue of this customer is not over 10% of total revenue of the Company.

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	2025	2024	2023
Supplier A	$-	-	1,400,450
Supplier B	2,455,561	2,794,019	*
Supplier C	2,234,603	*	-
Supplier D	2,021,643	*
Total purchase	$17,898,659	13,129,699	9,817,066

*	The purchase from this supplier is not over 10% of total purchase of the Company.

NOTE 7 — REVENUE

	2025	2024	2023
Supply chain services	$12,481,187	$10,145,855	$8,051,575
Procurement and distribution	7,511,591	6,217,798	4,481,379
Consignment sales and other revenue	321,040	324,711	23,037
Total Revenue	$20,313,818	$16,688,364	$12,555,991

During the years ended March 31, 2025, 2024 and 2023, $12,481,187, $10,145,855 and $8,051,575 of revenue were recognized, respectively, over time when services are delivered to customers over a short period of time. During the years ended March 31, 2025, 2024 and 2023, $7,832,631, $6,542,509 and $4,504,416 of revenue were recognized, respectively, in time when the goods are delivered to customers.

The Company presents the consideration that a customer pays before the Company transfers a service or goods to the customer as a contract liability when the payment is made. Contract liability is the Company’s obligation to transfer services to a customer for which the Company has received consideration from the customer. As of March 31, 2025, the balance of contract liability was $124,507. The contract liability amounted to $191,066 and $268,068 as of March 31, 2024 and 2023, respectively, were recognized as revenue within the year ended March 31, 2025 and 2024, respectively.

NOTE 8 — BREAKDOWN OF EXPENSES BY NATURE

Cost of revenue mainly comprise the cost of products purchased, cost of packing material, transportation cost, warehouse leasing cost, labor cost, compensation cost for loss of goods, outsourcing packing cost, and other direct costs.

Selling, general and administrative expenses comprise labor costs, depreciation and amortization, professional expenses, utility expenses and other office expenses.

The following table shows a breakdown of cost of sales, Selling, general and administrative expenses of all business for the periods presented for each category:

	2025	2024	2023
Changes in inventories of merchandised goods	$7,521,466	$6,023,207	$4,184,709
Storage cost	1,034,158	926,131	870,914
Transportation cost	6,361,180	2,865,295	1,520,804
Consumption of packing material	1,073,720	939,350	951,750
Depreciation and amortization	66,091	58,235	73,986
Labor cost	2,610,377	2,831,507	3,036,674
Outsourcing expenses	626,939	460,503	422,605
Others	820,587	914,926	513,704
Total cost of sales, selling, general and administrative expenses	$20,114,518	$15,019,154	$11,575,146

NOTE 9 — OTHER INCOME

	2025	2024	2023
Government grants	$-	$2,052	$95,932
Others	1,466	1,986	297
Total	$1,466	$4,038	$96,229

NOTE 10 — OTHER LOSSES, NET

	2025	2024	2023
Foreign currency exchange gain (loss)	$(7,541)	$(63,225)	$(31,240)
Gain on disposal of a subsidiary	-	11,559	-
Loss on disposal of property, plant and equipment	(7,526)	(10,851)	-
Penalty	(10,516)	-	-
Revaluation loss on investment funds	(43,145)	-	-
Others	-	(2,470)	(2,041)
Total	$(68,728)	$(64,987)	$(33,281)

NOTE 11 — FINANCE COSTS, NET

	2025	2024	2023
Interest income on bank balance	$1,741	$474	$219
Finance income	1,741	474	219

Interest expenses for lease liability	(34,775)	(31,882)	(15,929)
Interest expenses on loans and long-term payable	(62,892)	(50,884)	(7,313)
Finance costs	(97,667)	(82,766)	(23,242)

Finance costs, net	$(95,926)	$(82,292)	$(23,023)

NOTE 12 — INCOME TAX EXPENSE

	2025	2024	2023
Hong Kong enterprises income tax:
Current tax	$63,168	$196,252	$22,574
Deferred tax	—	—	—
Total	$63,168	$196,252	$22,574

Hong Kong Pharma Digital Technology Holdings Limited was incorporated in the Cayman Islands, and, under the current laws of the Cayman Islands, is not subject to income taxes.

The tax charge for the Group can be divided into Hong Kong entities and PRC entity. Both Hong Kong entities and PRC entity are operating entities and may be subject to income tax and deferred tax.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

The following table reconciles the statutory rate to the Company’s effective tax rate for the years ended March 31, 2025, 2024 and 2023:

	2025	2024	2023
Hong Kong Statutory income tax rate	16.5%	16.5%	16.5%
Permanent difference for non-deductible expense	44.8%	0.6%	0.9%
Permanent difference for non-taxable income	(2.0)%	(0.6)%	(3.0)%
Deferred tax not provided for	(11.2)%	(0.2)%	0.9%
Previous years’ operating loss deducted in current year	-%	(0.7)%	(11.0)%
Effect of Hong Kong preferential tax rate	(59.7)%	(2.8)%	(2.1)%
Effect of different tax jurisdiction	186.5%	0%	0%
Effective tax rate	174.9%	12.8%	2.2%

NOTE 13 — PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	2025	2024	2023
Depreciation of property, plant and equipment	$55,009	$56,743	$72,644
Amortization of intangible assets	20,757	7,494	1,342
Amortization of ROU assets	997,605	861,339	640,600

NOTE 14 — DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	2025	2024	2023
Salaries
Lap Sun Wong	$89,824	$76,668	$43,313
Zhifang Zhang	89,824	76,668	49,682
Total	$179,648	$153,336	$92,995

NOTE 15 — EARNINGS PER SHARE

	2025	2024	2023
Basic Earnings Per Share Numerator
Profit for the year attributable to owners of the Company	(27,056)	1,329,717	998,196

Diluted Earnings Per Share Numerator
Profit for the year attributable to owners of the Company	(27,056)	1,329,717	998,196

Basic Earnings Per Share Denominator
Original shares (Class A and Class B common share):	10,000,000	6,843,000	6,843,000
Additions from actual events:
– Issuance of ordinary shares, weighted	205,479	522,570	—
Basic weighted average shares outstanding	10,205,479	7,365,570	6,843,000

Diluted Earnings Per Share Denominator
Basic weighted average shares outstanding	10,205,479	7,365,570	6,843,000
Dilutive shares: Potential additions from dilutive events:
	—	—	—
Diluted Weighted Average Shares Outstanding:	10,205,479	7,365,570	6,843,000

Earnings Per Share
– Basic*	$(0.003)	$0.180	$0.146
– Diluted*	$(0.003)	$0.180	$0.146
Weighted Average Shares Outstanding
– Basic*	10,205,479	7,365,570	6,843,000
– Diluted*	10,205,479	7,365,570	6,843,000

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

NOTE 16 — PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Warehouse equipment	Furniture and fixtures	Office equipment	Motor vehicles*	Electronic equipment	Total
COST
At March 31, 2024	$48,493	$72,253	$13,052	$4,559	$-	$52,435	$190,792
Additions	18,613	50,331	-	-	-	972	69,916
Written-off	-	(8,854)	-	-	-	-	(8,854)
Translation adjustment	$318	$497	$78	$27	$-	$312	$1,232
At March 31, 2025	$67,424	$114,227	$13,130	$4,586	$-	$53,719	$253,086

DEPRECIATION AND IMPAIRMENT
At March 31, 2024	$(24,455)	$(25,769)	$(8,243)	$(2,450)	$-	$(26,633)	$(87,550)
Additions	(20,035)	(21,584)	(1,927)	(916)	-	(10,547)	(55,009)
Written-off	-	1,328	-	-	-	-	1,328
Translation adjustment	$(178)	$(186)	$(53)	$(16)	$-	$(177)	$(610)
At March 31, 2025	$(44,668)	$(46,211)	$(10,223)	$(3,382)	$-	$(37,357)	$(141,841)

CARRYING AMOUNT
At March 31, 2024	$24,038	$46,484	$4,809	$2,109	$-	$25,802	$103,242
At March 31, 2025	$22,756	$68,016	$2,907	$1,204	$-	$16,362	$111,245

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Leasehold improvements-warehouse and offices	Shorter of estimated useful life of 5 years or expected lease term	Nil
Warehouse equipment	5 years	Nil
Furniture and fixtures	5 years	Nil
Office equipment	5 years	Nil
Motor vehicles	5 years	Nil
Electronic equipment	5 years	Nil

NOTE 17 — INTANGIBLE ASSETS

Amount
COST
At March 31, 2024	$41,998
additions for the year	85,072
translation adjustment	$392
At March 31, 2025	$127,462
AMORTIZATION
At March 31, 2024	$(10,173)
charge for the year	(20,757)
translation adjustment	$(95)
At March 31, 2025	$(31,025)
CARRYING AMOUNTS
At March 31, 2024	$31,825
At March 31, 2025	$96,437

NOTE 18 — INVENTORIES

	As at March 31, 2025	As at March 31, 2024
Low value consumables	$40,837	$53,877
Merchandised goods	519,145	544,652
Consignment inventories	-	334,770
Provision for obsolete inventories	$-	$-
Total	$559,982	$933,299

None of the inventory are expired. There was no inventory provision or written-off during the years ended March 31, 2025, 2024 and 2023.

NOTE 19 — TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at March 31, 2025	As at March 31, 2024
Trade receivables	$4,655,951	$3,698,757
Allowance for expected credit losses	-	-
Total	$4,655,951	$3,698,757

The aging analysis of trade receivables is as follows:

	As at March 31, 2025	As at March 31, 2024
Less than 90 days	$2,589,404	$2,504,389
90-180 days	1,408,516	992,290
180-365 days	658,031	195,601
>365 days	-	6,477
Total	$4,655,951	$3,698,757

As disclosed in Note 5, the Company estimated the expected credit loss for accounts receivable based on certain assumptions and historical bad debt identified. As of March 31, 2025 and 2024, the Company has not identified any receivables that need to be written off. As such, no allowance on expected credit loss is considered as of March 31, 2025 and 2024.

The breakdown of other receivable and prepayments is as follows:

	As at March 31, 2025	As at March 31, 2024
Prepayments	$163,366	$85,616
Shares issued in advance for services *	-	914,858
Deposits	284,546	261,877
Total	$447,912	$1,262,351

*	Shares issued in advance for services represents the shares issued to 3 parties for the services in connection with IPO of the Company. Note 27 gives a detail of how to determine the value of the asset.

Prepayments include advances to suppliers and prepaid expenses.

Deposits represent the deposit for rentals or utilities.

The fair value of trade and other receivables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values. No credit term is granted to debtors.

NOTE 20 — CASH AND CASH EQUIVALENTS

	As at March 31, 2025	As at March 31, 2024
Cash on hand	$3,107	$2,055
Cash at bank	745,614	617,520

Total	$748,721	$619,575

Cash and cash equivalents comprise cash held by the Group and cash at bank. Cash at bank as at March 31, 2025 and 2024 carry interest at market rates which ranged from 0.125% to 0.30% per annum. Majority of our cash is deposited with financial institution in Hong Kong.

NOTE 21 — DEFERRED IPO COSTS

	As at March 31, 2025	As at March 31, 2024
Financial advisory fee	$-	$944,858
Attorney fee	-	84,162
Audit fee	-	94,564
Underwriter’s fee	-	91,139
Industrial research*	-	21,000
Accounting service	-	20,717
Others	$-	$3,635
Total	$-	$1,260,075

*	Industrial research is the cost incurred in connection with the independent industrial analysis report, which will be quoted by the prospectus in the F1 filing.

As the Company successfully raised $4 million from IPO, the deferred IPO cost and other IPO cost with total amount of $3,552,511 was deducted to the additional paid in capital due to this IPO.

NOTE 22 — INVESTMENT FOR FUNDS at fair value through profit or loss

	2025	2024
Investment cost	$2,299,975	$-
Revaluation loss	$(43,145)	$-
Fair value of investment for funds as at March 31,	$2,256,830	$-

On February 12, 2025, the Group made an investment into an open-end fund at cost of $2,299,975.  The Fund is a private fund without liquidation date and can be redeemed after one year lock-up period which is from the investor’s initial investment date. The fund currently invested into a convertible loan of a private company. Considering the fund can not repay to the investors at a definite day with a definite amount, the cash flow from the future redemption is considered not an investment with contractual cash flow. Therefore, the financial asset is classified as a financial asset measured at fair value through profit or loss. The Fund provided a net asset value (“NAV”) report as of March 31, 2025, which considered the effect of loan interest to be collected and management fee or other costs of the fund. As the investment can be only redeemed at the NAV of the fund and the initial investment date is very close to the reporting date, the NAV is adopted by management to value the fair value of the financial asset. The difference of the valuation result and initial investment cost was recorded in the other losses.

NOTE 23 — TRADE AND OTHER PAYABLES

	As at March 31, 2025	As at March 31, 2024
Trade payables	$1,727,809	$1,323,135
Employee benefits payable	68,885	59,267
Accrual and other payables	$25,065	$33,780
Total	$1,821,759	$1,416,182

The fair value of trade and other payables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Trade payables comprise amounts outstanding for trade purchase. The aging analysis of trade payables is as follows:

	As at March 31, 2025	As at March 31, 2024
<90 days	$1,534,745	$1,056,527
90-180 days	139,958	37,232
180-365 days	31,772	229,376
>365 days	$21,334	$-
Total	$1,727,809	$1,323,135

NOTE 24 — RELATED PARTIES

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Mr. Lap Sun Wong	CEO, Chairman and Controlling shareholder
Mr. Zhifang Zhang	Director
LS International Holdings Limited	A company is controlled by two Directors of the Company
Wing Hong Pharmaceutical Limited	A company is controlled by two Directors of the Company
HongKong Hao Le Ku Limited	A company was controlled by COO of the Company *
HongKong Profit Fields Group Limited	A company was a minority shareholder of the Company
Hangzhou Liku Electronic Commercial Co., Ltd.	A company is controlled by son of the Chairman of the Company
My Brand Management Limited	A company is controlled by the Chairman of the Company
Billion Built International Limited	A company is controlled by the Chairman of the Company
Fame overseas Supply Chain Limited	A company is controlled by the Chairman of the Company

*	From January 9, 2024, HongKong Hao Le Ku Limited was not a related party of the Company. From

(2)	Significant receivables/(payables), on a net basis, between the Group and the above related parties:

Name	As at March 31, 2025	As at March 31, 2024
Wing Hong Pharmaceutical Limited	$80	$1,503
HongKong Profit Fields Group Limited	-	14,959
Fame overseas Supply Chain Limited	5,814	3,509
Billion Built International Limited	51,415	-
Total	$57,309	$19,971

Name	As at March 31, 2025	As at March 31, 2024
Mr. Lap Sun Wong	$(115)	$(457,145)
Mr. Zhifang Zhang	(1,198)	(1,194)
Hangzhou Liku Electronic Commercial Co., Ltd.	$-	$(42,338)
	$(1,313)	$(500,677)

Related parties receivables/(payables) were unsecured, non-interest bearing and repayment on demand.

The above related parties receivables/(payables) did not include the long term related party payable as disclosed in Note 24

(3)	Significant related parties transactions between the Group and the above related parties for the year ended March 31, 2025:

Name	Sales to	Paid on behalf	Loan to	Loan from
Mr. Lap Sun Wong	$—	$—	$—	$248,023
Mr. Zhifang Zhang	—	—	—	571,152
LS International Holdings Limited	—	—	—	—
My Brand Management Limited	—	—	—	—
Billion Built International Limited	—	—	—	—
Wing Hong Pharmaceutical Limited	—	138	—	—
HongKong Profit Fields Group Limited	—	—	—	—
Hangzhou Liku Electronic Commercial Co., Ltd.	—	—	—	—
Fame overseas Supply Chain Limited	$—	$2,281	$—	$—

(4)	Significant related parties transactions between the Group and the above related parties for the year ended March 31, 2024:

Name	Sales to	Purchase from	Loan to	Loan from
Mr. Lap Sun Wong	$—	$—	$—	$243,427
Mr. Zhifang Zhang	—	—	—	124,889
LS International Holdings Limited	—	—	3,025	—
My Brand Management Limited	—	—	876	—
Billion Built International Limited	—	—	24,282	—
Wing Hong Pharmaceutical Limited	36,628	—	140,489	—
HongKong Hao Le Ku Limited	—	306,948	—	399,954
HongKong Profit Fields Group Limited	—	28,662	—	—
Hangzhou Liku Electronic Commercial Co., Ltd.	$—	237,777	—	—
Fame overseas Supply Chain Limited	—	$—	$3,510	$—

NOTE 25 — SHORT-TERM AND LONG-TERM BANK LOAN

	As at March 31, 2025	As at March 31, 2024
Instalment bank loan – current portion	$371,558	$180,493
Instalment bank loan – noncurrent portion	1,503,797	1,119,276
Total loan	$1,875,355	$1,299,769

Bank loans represent the amounts due to various banks. As of March 31, 2025 and 2024, short-term and long-term bank loans consisted of the following:

Summary of short-term bank loan and Current portion of long-term bank loans

	Annual Interest	Last payment	As at March 31,	As of March 31,
	Rate	date	2025	2024
Short-term bank loans:
Livi Bank (1)	3.0%	July 5, 2024	$-	$34,704
Total			$-	$34,704
Current portion of long-term bank loans:
Bank of China Ltd. (1)	2.5% below HongKong Dollar Prime Rate	February 4, 2026	51,307	53,822
Bank of China Ltd. (1)	2.5% below HongKong Dollar Prime Rate	October 19, 2033	88,852	35,173
Livi Bank (1)	4.02%	January 10, 2030	131,881	-
Standard Charted Bank (2)	3.96%	April 24, 2027	$99,518	$91,498
Total			$371,558	$180,493

Summary of non-current portion of long-term bank loans

	Annual Interest	Last payment	As at March 31,	As of March 31,
	Rate	date	2025	2024
Non-current portion of long-term bank loans:
Bank of China Ltd. (1)	2.5% below HongKong Dollar Prime Rate	February 4, 2026	$-	$51,052
Bank of China Ltd. (1)	2.5% below HongKong Dollar Prime Rate	October 19, 2033	769,002	853,722
Livi Bank (1)	4.02%	January 10, 2030	618,543	-
Standard Charted Bank (2)	3.96%	April 24, 2027	$116,252	$214,502
Total			$1,503,797	$1,119,276

(1)	The loans are guaranteed by Mr. Wong, Chairman of the Board of Directors of the Company.

(2)	The loan is guaranteed by Mr. Wong and Mr. Zhang, two Directors of the Company.

NOTE 26 — LEASE

The Company primarily has operating leases for warehouse, administrative offices and dormitories, through third-parties. A summary of supplemental balance sheet information related to operating leases as of March 31, 2025 and 2024 was as follows:

	As at March 31, 2025	As of March 31, 2024
Lease right-of-use assets, net	$482,489	$730,451

Lease liabilities, current	493,103	634,504
Lease liabilities, non-current	6,412	117,836

Total lease liabilities	$499,515	$752,340

Weighted average remaining lease term	10.7 months	15.6 months

Weighted average discount rate*	3.48%	3.28%

*	The discount rate is based on its incremental internal long-term bank loan borrowing rate. In addition, since all of the Company’s leases are warehouse lease which are all located in Hong Kong, which have similar nature and similar economic environment, the Company use the same discount rate for all of lease agreements.

2025
Lease right-of-use assets, net as of March 31, 2024	$730,451
Addition during the fiscal year ended March 31, 2025	882,876
Right-of-use assets modification	(137,128)
Right-of-use assets amortization	(997,605)
Foreign currency translation adjustments	$3,895
Lease right-of-use assets, net as of March 31, 2025	$482,489

2025
Total lease liabilities as of March 31, 2024	$752,340
Addition during the fiscal year ended March 31, 2025	882,876
Total lease liabilities modification	(137,128)
Repayment	(1,002,588)
Foreign currency translation adjustments	$4,015
Total lease liabilities as of March 31, 2025	$499,515

A summary of lease expenses recognized in the consolidated statement of income and comprehensive income(loss) for the years ended March 31, 2025 and 2024 and supplemental cash flow information related to operating leases were as follows:

	For the year ended March 31 2025	For the year ended March 31 2024
Operating lease expenses – short-term lease	$46,695	$38,682

Interest for lease liability	34,775	31,882

Right-of-use assets amortization	$997,605	$861,339

Minimum future lease payments under non-cancellable operating leases described above as of March 31, 2025 were as follows:

As at March 31, 2025
By March 31, 2026	$501,497
By March 31, 2027	6,427
By March 31, 2028	-
By March 31, 2029	$-
Total future lease payments	507,924

Less: present value discount	(8,409)

Total operating lease liabilities	$499,515

The Group renewed a lease agreement with two years lease term till March 31, 2027 with monthly lease amount of approximately $21,800.

NOTE 27 — SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL

The details of the Group’s share capital are as follows:

	Number of shares * (Class A)	Amount (Class A)	Number of shares * (Class B)	Amount (Class B)	Subscription receivable	Additional Paid-in Capital
Shares outstanding as March 31, 2024	9,501,000	9,501	499,000	499	(300,000)	3,017,409
Subscription of Class B shares	—	—	—	—	300,000	—
Class B shares converted into Class A shares	499,000	499	(499,000)	(499)	—	—
IPO subscription	1,000,000	1,000	—	—	—	3,999,000
Deferred IPO costs and IPO costs	—	—	—	—	—	(3,552,511)
Shares outstanding as March 31, 2025	11,000,000	11,000	—	—	—	3,463,898

Following table illustrate the total IPO costs deducted to the additional paid-in capital

As at March 31, 2025
Deferred IPO costs as of March 31, 2024	$1,260,075
IPO costs paid during the year ended March 31, 2025	1,377,579
Shares issued advanced amortized for deferred IPO costs	914,857

Total IPO costs deducted to the additional paid-in capital	$3,552,511

	Number of shares	Amount	Additional Paid-in Capital
Authorized Class A Ordinary shares of US$0.001 as at March 31, 2024 and March 31, 2025 *	49,501,000	$49,501	$—
Authorized Class B Ordinary shares of US$0.001 as at March 31, 2024 and March 31, 2025 *	499,000	499	$—
Issued Class A Ordinary shares of US$0.001 as at March 31, 2024 *	9,501,000	9,501	$2,217,908
Issued Class B Ordinary shares of US$0.001 as at March 31, 2024 *	499,000	499	$799,501
Issued Class A Ordinary shares of US$0.001 as at March 31, 2025 *	11,000,000	11,000	$3,463,898
Issued Class B Ordinary shares of US$0.001 as at March 31, 2025 *	—	—	$—

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

Class A Ordinary Shares

On December 1, 2023, the Company issued to two shareholders, 617,850 shares each, at unit price $0.001 per share as instructed by old shareholder of the Company to reflect transferring of shares.

On December 1, 2023, the Company issued to three shareholders 474,100 shares each, for their services in connection with the IPO and pre-IPO financing and cash consideration of $1,422 in total. As the services were going to be provided over the time till closing of IPO of the Company, the Company determined the value of the shares at average price over the whole service period in accordance with IFRS 2-13. During the fiscal year ended March 31, 2024, the fair value of the shares were valued at $1,831,137. After deducting the $1,422 cash consideration received by the Company, remaining value of $1,829,715 were determined as the service fee prepaid to the three parties. The services are estimated at 2-years service period, thus $914,857 were recorded as a deferred IPO costs for the services provided and $914,858 were recorded as a prepayment for the service to be provided for the next year as of March 31, 2024. As of March 31, 2025, the Company closed an IPO, therefore, the total service cost of $1,829,715 were recorded into deferred IPO costs and then immediately offset to the additional paid in capital.

Class B Redeemable Ordinary Shares

On December 15, 2023, the Company issued 499,000 Class B Redeemable Ordinary Shares, to a shareholder to obtain US$800,000 cash proceeds. As of March 31, 2024, cash proceeds of $500,000 were received, and the remaining $300,000 were recorded as a subscription receivable. As of March 31, 2025, the remaining $300,000 were received as well. In addition, all Class B shares converted into Class A shares in a one-to-one basis immediately prior to the IPO. As such, no Class B shares was outstanding as of March 31, 2025.

All Class B Redeemable Ordinary Shares have the same par value of USD0.001 per share.

The major rights, preferences and privileges of the Class B Redeemable Ordinary Shares are as follows:

Description	Contents
Ordinary shares

Where the Directors issue a Share having no preferred, deferred, redemption or other special rights, it shall be issued as an ordinary Share and entitle the holder, subject to any other Share having any preferred, deferred, redemption or other special rights, to

(a) receive notice of, attend and vote at any general meeting of the Company and on any Ordinary Resolution or Special Resolution;

(b) an equal share in any dividend or other Distribution paid by the Company; and

(c) an equal share in the distribution of the surplus assets of the Company.

Voting rights

(i) Holders of Class B Redeemable Ordinary Shares shall be entitled to receive notice of meetings of Members in accordance with these Articles and on the same basis as holders of the Class A Ordinary Shares. Except in relation to the maters as provided below or as otherwise provided by law or from time to time by the provisions hereof, the Class B Redeemable Ordinary Shares and the Class A Ordinary Shares shall vote as a single class.

(ii) Upon any resolution proposed at a general meeting of the Company, every holder of Class B Redeemable Ordinary Shares who is present in person, by its duly authorized representative or by proxy, shall have one vote and on a poll every holder shall have one vote in respect of each Class B Redeemable Ordinary Share registered in the name of such holder.

Redemption Rights

(i) In the event that an Event of Default occurs, upon demand in writing by the Holder, the Company shall redeem out of lawfully available funds the Class B Redeemable Ordinary Shares held by the Holder in full at an amount equal to the proportion of Subscription Monies paid to the Company up to the Redemption Date (which, for the avoidance of doubt, shall mean the Subscription Monies in the amount of US$800,000 less any amount thereof unpaid) plus the interests accrued but not yet paid to the Holder for each portion of the Subscription Monies paid to the Company for the period between the date of payment of such portion of the Subscription Monies and the Redemption Date (both dates inclusive) at the rate of 12% per annum compounded annually (the “Default Redemption Price”).

(ii) In the event that the IPO is not completed due to any Force Majeure Event happening after the end of the 24th month after the Completion Date, upon demand in writing by the Holder, the Company shall redeem out of lawfully available funds the Class B Redeemable Ordinary Shares held by the Holder in full at an amount equal to the proportion of Subscription Monies paid to the Company up to the Redemption Date (which, for the avoidance of doubt, shall mean the Subscription Monies in the amount of US$800,000 less any amount thereof unpaid) plus the interests accrued but not yet paid to the Holder for each portion of the Subscription Monies paid to the Company for the period between the date of payment of such portion of the Subscription Monies and the Redemption Date (both dates inclusive) at the rate of 8% per annum compounded annually (the “Force Majeure Redemption Price”). For the avoidance of doubt, if both Event of Default and the Force Majeure Event have occurred, the Company shall redeem the Subscription Shares in full at the Default Redemption Price.

(iii) In the event that the IPO is not completed for any reason other than an Event of Default and Force Majeure Event which happened after the end of the 15th month after the Completion Date, upon demand in writing by the Holder, the Company shall redeem out of lawfully available funds the Class B Redeemable Ordinary Shares held by the Holder in full at an amount equal to the proportion of Subscription Monies paid to the Company up to the Redemption Date (which, for the avoidance of doubt, shall mean the Subscription Monies in the amount of US$800,000 less any amount thereof unpaid) plus the interests accrued but not yet paid to the Holder for each portion of the Subscription Monies paid to the Company for the period between the date of payment of such portion of the Subscription Monies and the Redemption Date (both dates inclusive) at the rate of 8% per annum compounded annually in relation to such proportion of Subscription Monies (the “Expiry Redemption Price”).

Other Rights	Each Class B Redeemable Ordinary Share shall, unless otherwise provided in this Article 5.8, have attached to it the same rights as a Class A Ordinary Share.
Conversion Right

(a) The Holder is free to convert the Class B Redeemable Ordinary Shares into Class A Ordinary Shares at the Conversion Ratio (as defined below) at any time upon written request to the Company after the Completion Date. “Conversion Ratio” shall be 1:1, ie. One Class B Redeemable Ordinary Share in exchange for one Class A Ordinary Share at the time of the Completion Date, with subsequent customary and proportional adjustments due to stock split, stock dividend etc. of the securities issued by the Company or other corporate events alike. For the avoidance of doubt, the Conversion Ratio shall be adjusted if needed such that the Holder shall not suffer any dilution in its equity interest in any member of the Group before the IPO. Upon tendering of the written request, the Company shall undertake to complete the conversion within 2 Business Days.

(b) In case the Class B Redeemable Ordinary Shares are converted to Class A Ordinary Shares in anticipation of IPO, and that the Company fails to complete the IPO after 15 months of the Completion Date or the occurrence of an Event of Default, whichever is earlier, upon the written request of the Holder, the Company shall convert all the Class A Ordinary Shares held by the Holder back to the Class B Redeemable Ordinary Shares with the associated rights of the Class B Redeemable Ordinary Shares reinstated within 30 calendar days from the written request.

(c) Notwithstanding Article 5.13, any stock split, stock dividend etc. of the securities issued by the Company or other corporate events alike should require the prior written consent of the Holder.

Accounting of Class B Redeemable Ordinary Shares (“Class B shares”)

The Company classified all redeemable Class B shares as an equity in the consolidated statements of financial position as analyzed below, item by item for all criteria in accordance with IAS32 16A and 16B for classification liabilities and equities of puttable instruments:

IAS terms	Analysis Results
16A (a)	Yes, the Class B shares share with the same rights as Class A ordinary shares on liquidation as defined in Article of Association of 5.8 d.

16A (b)	Yes, the Class B shares does not have priority on liquidation as defined in Article of Association of 5.8 d.

16A (c)	Yes, all shares in this Class B have the same term

16A (d)	Yes, the Company does not have other obligation to deliver cash or assets to the holder of the Class B shares

16A (e)	Yes, the expected cash flow of the Class B shares is either from shares sold out or dividend.

16B (a)	No, no other instruments attached in the Class B shares having certain features as described in 16B (a)

16B (b)	No, no any restriction on the return or make it fixing the return

As analyzed above, all criteria are met. Thus, the redeemable Class B shares can be reclassified as an equity.

NOTE 28 — RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Retained earnings

The retained earnings comprise the cumulative net gains and losses recognized in the Company’s consolidated profit or loss and other comprehensive income.

Accumulated other comprehensive (loss) income

Accumulated other comprehensive (loss) income represents the foreign currency translation difference arising from the translation of the financial statements of companies within the Group from their functional currency to the Group’s presentation currency.

NOTE 29 — RISK MANAGEMENT AND FAIR VALUES

1.	Capital risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to owners through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged during the year.

The capital structure of the Group consisted of borrowings net of bank balances and cash, and equity attributable to owners of the Company comprising issued share capital and various reserves.

The directors of the Company review the capital structure regularly. As part of this review, the Group considers the cost of capital and the risks associated with each class of capital, and will balance its overall capital through the payment of dividends, new share issues as well as the issue of new debt or the redemption of existing debt.

The Group monitors capital using the Gearing Ratio, which is net debt divided by total equity. Net debt represents borrowings less cash and cash equivalents. The Company met its objective by minoring borrowing activities.

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	March 31, 2025	March 31, 2024
Total loans and long-term related party payable	$1,875,355	$1,334,473
Less: cash and cash equivalents	(748,721)	(627,257)
Net debt	1,126,634	707,216
Total equity	$4,989,769	$4,253,659
Gearing ratio	23%	17%

2.	Financial risk

Financial risk management objectives and policies

The Group’s major financial instruments include trade and other receivables, related parties receivables, cash and cash equivalents, trade and other payables, related parties payables and short-term loans. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include credit risk, market risk (interest rate risk and currency risk) and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

3.	Market risk

(i)	Foreign currency risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in HK$. Substantially all of our assets are denominated in HK$. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the HK$. If the HK$ depreciates against the U.S. dollar, the value of our HK$ revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of March 31, 2025 and 2024, our accumulated other comprehensive income (loss) was $10,819 and $(4,858), respectively. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

(ii)	Interest rate risk

We deposit surplus funds with Hong Kong banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates and we currently do not have any long-term debt outstanding. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

4.	Credit risk

As at March 31, 2025, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated balance sheet.

In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Group consider that the Group’s credit risk is significantly reduced.

The Group’s exposure to credit risk on receivables in influenced mainly by the individual characteristics of each customer therefore concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. In order to minimize the credit risk, management continuously monitors the level of exposure to ensure that follow-up actions and/or corrective actions are taken promptly to lower the risk exposure or to recover overdue balances.

5.	Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and bank balances deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at March 31, 2025 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at March 31, 2025

	Within 1 year	Over 1 year	Total
Bank loans and long-term related party payable	$371,558	$1,503,797	$1,875,355
Lease liability	493,103	6,412	499,515
Trade and other payables	1,946,266	-	1,946,266
Income tax payable	105,058	-	105,058
Related parties payables	$1,313	$-	$1,313
Total	$2,917,298	$1,510,209	$4,427,507

6.	Fair value

The fair value of financial assets and financial liabilities is determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The following table presents the fair value of the Group’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair Value Measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

—	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

—	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

—	Level 3 valuations: Fair value measured using significant unobservable inputs.

During the years ended March 31, 2025, 2024 and 2023, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

NOTE 30 — COMMITMENTS AND CONTINGENCIES

(1)	Apart from the bank loans and lease liability as disclosed in Note 25 and Note 26, no other commitment was identified by the Company.

(2)	Please see Note 25 and Note 26 for the obligation of future payment.

No contingency is identified by the Company as of March 31, 2025.

NOTE 31 — EVENTS AFTER THE BALANCE SHEET

The Company has evaluated subsequent events through the date the financial statements were available to be issued. No matters were identified affecting the accompanying financial statements or related disclosures.