Form 20-F
period 2026-03-31
Cellyan Biotechnology Co., Ltd
filed 2026-08-07
CIK 2007702

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-42468

CELLYAN BIOTECHNOLOGY CO., LTD

(Exact name of the Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon Hong Kong

(Address of principal executive offices)

Chenyu Liang, Chief Executive Officer

Tel: +852 2618-9289

Email: andy@cell-yan.com

Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.001 per share	HKPD	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of March 31, 2026, 16,349,986 Class A Ordinary Shares, par value $0.001 per share.

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

☒ Yes	☐ No

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

Annual Report on Form 20-F

Year Ended March 31, 2026

i

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“API” are to application programming interface;

●	“Cellyan Biotechnology” are to Cellyan Biotechnology Co., Ltd, a holding company incorporated in the Cayman Islands as an exempted company, formally known as Hong Kong Pharma Digital Technology Holdings Limited, or “Hong Kong Pharma”;

●	“Chinese government” or “PRC government” are to the government of Mainland China for the purposes of this Annual Report only;

●	“Class A Ordinary Share(s)” are to Cellyan Biotechnology’s Class A ordinary shares, par value $0.001 per share;

●	“Class B Redeemable Ordinary Share(s)” are to Cellyan Biotechnology’s Class B redeemable ordinary shares, par value $0.001 per share;

●	“HK Subsidiaries” are to Cellyan Biotechnology’s direct wholly-owned subsidiaries, Joint Cross Border Logistics Company Limited, and V-Alliance Technology Supplies Limited, each a Hong Kong corporation; each, an HK Subsidiary;

●	“HK$,” “HK Dollars” or “Hong Kong dollar(s)” are to the legal currency of Hong Kong;

●	“Hong Kong” and “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“IFRS” are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board;

●	“Joint Cross Border” are to Joint Cross Border Logistics Company Limited, an HK Subsidiary;

●	“V-Alliance” are to V-Alliance Technology Supplies Limited, an HK Subsidiary;

●	“Mainland China” are to the Mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“Ordinary Shares” are to our Class A Ordinary Shares and our Class B Ordinary Shares, collectively;

●	“PRC” and “China” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this Annual Report only;

●	“PRC laws and regulations” or “PRC laws” are to the laws and regulations of Mainland China for the purposes of this Annual Report only;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“Share Split” are to a 1-for-10 forward split effected on October 24, 2024, of the Company’s Class A and Class B Redeemable Ordinary Shares, by way of a share subdivision of its issued and unissued shares, with each of its issued and unissued shares subdivided into ten (10) shares. Immediately after the Share Split, the number of issued and outstanding shares of Cellyan Biotechnology increased from 1,000,000 to 10,000,000 shares, comprising (i) 9,501,000 Class A Ordinary Shares issued and outstanding, par value $0.001 each and (ii) 499,000 Class B Redeemable Ordinary Shares issued and outstanding, par value $0.001 each. All share and per share data set forth in this Annual Report have been retroactively adjusted to reflect the Share Split.

●	“Selling Shareholders” are to the nineteen (19) investors who engaged in the March 2026 Private Placement, including Jiamei Qin, Yun Zhou, Yawen Zhang, Xiuhua Wang, Shunzeng Chen, Junqing Wang, Chunxia Wang, Huanyin Wang, Guojun Liu, Yundie Chi, Guorui Liu, Fuping Lin, Liuqin Bao, Xuanrui Chi, Xincun Li, Jindong Sun, Xiangyang Xu, Fengjun Xue and Xiangdie Liu.

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States; and

●	“we,” “us,” “the Company,” “our” or “our company” are to the combined business of Cellyan Biotechnology Co., Ltd., an exempted company incorporated in Cayman Islands, and its consolidated subsidiaries.

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

For the sake of clarity, this report follows the English naming convention of given name followed by family name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chief Executive Officer is presented here as “Chenyu Liang,” even though Mr. Liang’s name in Chinese is presented as “Liang Chenyu.”

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

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our Class A Ordinary Shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

Summary Risk Factors

Risks Related to Our Business and Industry

Risks and uncertainties related to the Company’s business and industry include, without limitation, the following. For details of each of these bulleted risk factors, see “Risk Factors — Risks Related to Our Business and Industry” under the same subheadings beginning on page 5.

●	We face intense competition in the broader supply chain services industry, especially if large logistics service providers who hire our expertise decide to expand their offerings to include OTC pharmaceutical related supply chain services in-house, which could adversely affect our results of operations and market share. (page 5)

●	Our OTC pharmaceutical cross-border procurement and distribution business operates in highly competitive and evolving markets. (page 6)

●	Certain customers contributed to a significant percentage of our total revenue during the fiscal years ended March 31, 2025 and 2026, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects. (page 6)

●	If we fail to cost-efficiently attract new customers to use our solutions and services, or to maintain relationships with existing customers, our business and results of operations could be adversely affected. (page 7)

●	Our business and growth are significantly affected by the development of international commerce and the e-commerce industry, as well as macroeconomic and other factors that affect demand for OTC pharmaceutical products and related supply chain services, in Hong Kong, Mainland China, and globally. (page 7)

●	Current and future trade restrictions could materially and adversely affect our business, financial condition, and results of operations. (page 8)

●	We face risks associated with the OTC pharmaceutical inventories handled through our logistics networks, including real or perceived quality or health issues with the products that are handled through our logistics networks, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents. (page 8)

●	Failure to successfully implement our business strategy, effectively respond to changes in market dynamics and satisfactorily meet customer demands may cause our future financial results to suffer. (page 9)

●	Any disruption to the operation of our warehousing and logistics facilities, or to the development of new warehousing and logistics facilities, could have a material adverse effect on our business, financial condition, and results of operations. (page 10)

●	Our suppliers include OTC pharmaceutical producers and distributors, logistics service subcontractors, packaging service providers, etc., and any loss of our suppliers or if our suppliers fail to deliver products or services according to schedules, prices, quality and volumes that are acceptable to us, our operation may suffer. (page 10)

●	Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions. (page 11)

●	If we fail to comply with applicable laws and regulations, many of which are highly complex, we could be subject to significant adverse regulatory actions, including monetary penalties, or suffer brand and reputational harm. (page 11)

●	Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations. (page 12)

●	The failure or disruption of our information technology systems or the failure of our information technology infrastructure to support our businesses could adversely affect our reputation, business, operating results, and cash flows. (page 13)

●	Data governance failures can adversely affect our reputation, businesses, and prospects. Our use and disclosure of customers’ sensitive information is subject to complex regulations at multiple levels. We would be adversely affected if we or our business associates or other vendors fail to adequately protect customers’ or other sensitive information. (page 14)

●	Our business depends on the continued efforts of our senior management. If any of our key executives and employees was unable or unwilling to continue in their present positions, our business may be severely disrupted. (page 15)

●	Cellyan Biotechnology relies on dividends and other distributions on equity paid by its HK Subsidiaries to fund any cash and financing requirements Cellyan Biotechnology may have, and any limitation on the ability of its HK Subsidiaries to make payments to Cellyan Biotechnology could have a material adverse effect on our ability to conduct our business. Additionally, while currently there are no restrictions on foreign exchange, nor limitations on the ability of Cellyan Biotechnology to transfer cash to or from HK Subsidiaries or to investors under Hong Kong laws, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our HK Subsidiaries, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government. (page 17)

●	Failure to achieve and maintain effective internal controls could adversely affect our business and price of our securities. (page 18)

●	We are exposed to foreign currency risk. (page 18)

Risks Related to Doing Business in Hong Kong

●	Substantially all our operations are in Hong Kong. However, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong. The Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick and the risks related to the PRC legal and regulatory system may materialize. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Substantially all our operations are in Hong Kong. However, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong. The Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick and the risks related to the PRC legal and regulatory system may materialize” beginning on page 19.

●	The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact our Hong Kong operating subsidiaries. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact our Hong Kong operating subsidiaries” beginning on page 20.

●	Changes in Hong Kong’s economic, political or social conditions or government policies could have a material adverse effect on the Company’s business and operations. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Changes in Hong Kong’s economic, political or social conditions or government policies could have a material adverse effect on the Company’s business and operations” beginning on page 20.

●	There are political risks associated with conducting business in Hong Kong. See “Risk Factors — Risks Related to Doing Business in Hong Kong — There are political risks associated with conducting business in Hong Kong” beginning on page 20.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and acts passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our business operations, share price and reputation. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and acts passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our business operations, share price and reputation” beginning on page 21.

●	The Hong Kong and China legal systems are evolving and embody uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The Hong Kong and China legal systems are evolving and embody uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us” beginning on page 23.

●	We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless” beginning on page 19.

Risks Related to Ownership of Our Securities

●	The price of the Class A Ordinary Shares has dipped under $1 in the past which may increase the risk of delisting due to failure to maintain minimum bid price requirement under Nasdaq rules. (page 24)

●	The market price of the Class A Ordinary Shares has been volatile or may decline regardless of our operating performance. (page 25)

●	We may not be able to maintain a listing of the Class A Ordinary Shares on Nasdaq. (page 27)

●	If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline. (page 27)

●	We have not historically declared or paid dividends on our shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares. (page 27)

●	We may issue additional equity or debt securities, which are senior to the Class A Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Class A Ordinary Shares. (page 27)

●	Our largest shareholder, Ms. Liying Wang, through TUTU Business Services Limited, holds a majority of the voting power of the Company’s outstanding share capital, which will limit or preclude your ability to influence corporate matters. (page 28)

●	We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies. (page 28)

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. We plan to take advantage of the exemptions available to us as a foreign private issuer. (page 29)

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Class A Ordinary Shares. (page 29)

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. (page 30)

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders. (page 30)

●	The sale of a substantial amount of our Class A Ordinary Shares by the Selling Shareholders in the public market could adversely affect the prevailing market price of our Class A Ordinary Shares. (page 30)

●	Certain judgments obtained against us and the Selling Shareholders by Cellyan Biotechnology’s shareholders may not be enforceable. (page 30)

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Cellyan Biotechnology was incorporated under Cayman Islands law. (page 31)

●	Cellyan Biotechnology’s amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit Cellyan Biotechnology’s shareholders’ opportunity to sell their shares at a premium. (page 32)

●	Cayman Islands economic substance requirements may have an effect on our business and operations. (page 32)

●	There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Class A Ordinary Shares. (page 32)

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

Certain customers contributed to a significant percentage of our total revenue during the fiscal years ended March 31, 2025 and 2026, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

During the fiscal year ended March 31, 2025, we had six customers that each accounted for more than 5% of total revenues, and, specifically, such customers accounted for 11.36%, 7.87%, 7.45%, 6.39%, 5.69% and 5.29% of the Company’s total revenues, respectively. For the year ended March 31, 2026, we had seven customers that each accounted for more than 5% of the Company’s total revenues, and, specifically, such customers accounted for 12.05%, 10.50%, 9.19%, 9.14%, 8.13%, 7.11% and 6.07% of the Company’s total revenues, respectively.

The customer who accounted for approximately 7.45% and 10.50% of the Company’s total revenues for fiscal years 2025 and 2026, respectively, is CaiNiao Our subsidiary, Joint Cross Border, has entered into a series of agreements with CaiNiao. Under such agreements, we were contracted to provide long-term warehousing and supply chain services related to cross-border OTC pharmaceutical products, to Alibaba Group’s online trading platforms and other e-commerce platforms that utilize CaiNiao’s logistics services. For additional information on our relationship with CaiNiao, see the section captioned “Business — Customers — Agreements with CaiNiao.”

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

As of the date of this Annual Report, we have leased warehousing space in Hong Kong under three lease contracts. For detailed information, please see “Business — Facilities” on page 50. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, environmental pollutions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land underlying these facilities, could destroy any inventory located in these facilities and significantly impair our business operations. We may not be able to identify suitable replacement warehousing and logistics facilities that meet our requirements in a timely manner, should any of the foregoing occur.

Our suppliers include OTC pharmaceutical producers and distributors, logistics service subcontractors, packaging service providers, etc., and any loss of our suppliers or if our suppliers fail to deliver products or services according to schedules, prices, quality and volumes that are acceptable to us, our operation may suffer.

Currently, our suppliers are divided into four categories: (i) OTC pharmaceutical producers and distributors; (ii) logistics subcontractors; (iii) labor service providers; and (iv) packaging suppliers. The OTC pharmaceutical producers and distributors suppliers represent the largest category of suppliers based on the cost of our suppliers. For the year ended March 31, 2025, one supplier made up more than 10% of our total purchases, accounting for 13.7%. For the year ended March 31, 2026, two suppliers made up more than 10% of our total purchases, accounting for 41.08% in total.

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

We have engaged in transactions with our directors, officers and principal shareholders. See “Related Party Transactions” beginning on page 71. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with these transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. In addition, we may enter into additional transactions in the future in which any of our directors, officers or principal shareholders, or any members of their immediate family, have a direct or indirect material interest. Such transactions present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and its unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, the transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

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

Our business operations depend on the continuing services of our senior management, particularly Mr. Chenyu Liang, our director and chief executive officer, Mr. Lap Sun Wong, our director, and other executive officers named in this Annual Report. We cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, there is no assurance that any member of our management team will not join our competitors or form a competing business. Moreover, it is possible that our key employees, upon their departure, will join our competitors or start their own competing businesses, and may solicit certain of our current customers, which may adversely affect our business, financial results, and daily operations.

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

As our business grows, we may pursue acquisitions, joint ventures, strategic alliances, and other inorganic growth opportunities as part of our growth strategy, which may involve the following risks:

●	we may not be able to obtain the required regulatory approval for an acquisition in a timely manner, if at all;

●	the acquired, alliance and/or joint venture businesses may not perform as projected;

●	the goodwill or other intangible assets established as a result of our acquisitions may be incorrectly valued or may become impaired;

●	we may assume unanticipated liabilities, including those that were not disclosed to us or which we underestimated;

●	the acquired businesses, or the pursuit of other inorganic growth strategies, could disrupt or compete with our existing businesses, distract management, result in the loss of key employees, business partners, suppliers and customers, divert resources, result in tax costs or inefficiencies and make it difficult to maintain our current business standards, controls, information technology systems, policies, procedures and performance;

●	we may finance future acquisitions and other inorganic growth strategies by issuing Class A Ordinary Shares for some or all of the purchase price, which would dilute the ownership interests of our stockholders;

●	we may incur significant debt in connection with acquisitions (whether to finance acquisitions or by assuming debt from the businesses we acquire);

●	a proposed or pending transaction may have a negative effect on our credit ratings;

●	we may not have the expertise to manage and profitably grow the businesses we acquire, and we may need to rely on the retention of key personnel and other suppliers of businesses we acquire, which may be difficult or impossible to accomplish;

●	in order to complete an acquisition, we may be required to divest certain portions of our business, for which we may not be able to obtain favorable pricing;

●	we may be involved in litigation related to mergers or acquisitions, including for matters that occurred prior to the applicable closing, which may be costly to defend and may result in adverse rulings against us that could be material;

●	announcements related to an acquisition could have an adverse effect on the market price of our Class A Ordinary Shares and other securities; and

●	the integration into our businesses of the businesses and entities we acquire may affect the way in which existing laws and regulations apply to us, including subjecting us to laws and regulations that did not previously apply to us.

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

Cellyan Biotechnology relies on dividends and other distributions on equity paid by its HK Subsidiaries to fund any cash and financing requirements Cellyan Biotechnology may have, and any limitation on the ability of its HK Subsidiaries to make payments to Cellyan Biotechnology could have a material adverse effect on our ability to conduct our business. Additionally, while currently there are no restrictions on foreign exchange, nor limitations on the ability of Cellyan Biotechnology to transfer cash to or from HK Subsidiaries or to investors under Hong Kong laws, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our HK Subsidiaries, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government.

Cellyan Biotechnology is a holding company, and we rely on dividends and other distributions on equity paid by our HK Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our HK Subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Subject to the Companies Act and our amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following payment of the dividend we will be able to pay our debts as they become due. Any dividend shall be paid out of profits and/or out of the credit standing in the share premium account. There is otherwise no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

Under Hong Kong laws, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Currently, there are no restrictions on foreign exchange, nor limitations on the ability of Cellyan Biotechnology to transfer cash to or from HK Subsidiaries or to investors under Hong Kong laws. In addition, currently, there are no restrictions or limitations under the laws of Hong Kong on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange for cash transfers between Cellyan Biotechnology and any of the HK Subsidiaries, across borders or to U.S investors. Further, currently, there are no restrictions or limitations on distributing earnings from HK Subsidiaries to Cellyan Biotechnology or U.S. investors. However, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our HK Subsidiaries, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government. We cannot assure you that the PRC government will not intervene or impose restrictions on HK Subsidiaries regarding the transfer or distribution of cash within the organization or to U.S. investors, which could result in an inability of or prohibition on HK Subsidiaries from making transfers or distributions to Cellyan Biotechnology or U.S. investors.

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

We have limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended and as of March 31, 2024 and 2025, we and our independent registered public accounting firm identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address including but not limited to 1) hire additional finance and accounting staff with qualifications and work experiences in IFRS and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; 2) formulate an internal-control manual and accounting manual tailored to its day-to-day business activities, and conduct timely revisions in response to subsequent business-related changes; and 3) Set up and implement proper policies and procedures for audit committee to approve related party transactions.

We have taken steps to address the material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. Although we have made enhancements to our control procedures in this area, there could be other internal control weaknesses that have not been discovered. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Class A Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

We are exposed to foreign currency risk.

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in HK$. Substantially all of our assets are denominated in HK$. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the HK$. If the HK$ depreciates against the U.S. dollar, the value of our HK$ revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of March 31, 2026, our accumulated other comprehensive loss was $10,819. Compared to 2025, we have reduced foreign exchange risks and costs.

Risks Related to Doing Business in Hong Kong

Substantially all our operations are in Hong Kong. However, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong. The Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick and the risks related to the PRC legal and regulatory system may materialize.

Cellyan Biotechnology is a holding company and conducts its operation through our operating subsidiaries, HK Subsidiaries, in Hong Kong. Our operations are conducted in Hong Kong and a majority of our clients are located in Mainland China. As of the date of this Annual Report, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, the legal and operational risks associated with operations in China also apply to our operations in Hong Kong, should recent statements and regulatory actions by the Chinese government apply to us in the future. Due to long arm provisions  under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and the risks related to the PRC legal and regulatory system may materialize. In addition, such laws and regulations may be interpreted and applied inconsistently by different agencies or authorities. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control currently do not have any material impact on the transfer of cash between Cellyan Biotechnology and any of our HK Subsidiaries in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Cellyan Biotechnology in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our products and services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected, and the value of our Class A Ordinary Shares could decrease or become worthless.

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

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. Furthermore, legislative or administrative actions taken by either China or the U.S. in respect to their relations could lead to investor uncertainty, which may impact affected issuers, including us, as well as the market price of our Class A Ordinary Shares.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before the Class A Ordinary Shares may be prohibited from trading or delisted. On December 23, 2022, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

Uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in 2025 and beyond. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in Mainland China and Hong Kong in the future and stated that it had already made plans to resume regular inspections in early 2023 and beyond. Each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in Mainland China and Hong Kong. Our securities may be prohibited from trading if our auditor cannot be fully inspected. While the Company’s auditor is based in Singapore and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such inability could cause trading in the Company’s securities to be prohibited under the HFCA Act, as amended, and ultimately result in a determination by a securities exchange to delist the Company’s securities. A termination of the trading of our securities or any restriction on the trading in our securities would have a negative impact on the Company as well as on the value of our securities.

The market price of the Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

Risks Related to the Ownership of our securities

The price of the Class A Ordinary Shares has dipped under $1 in the past which may increase the risk of delisting due to failure to maintain minimum bid price requirement under Nasdaq rules.

On January 12, 2026, the Company received a notification letter from the Listing Qualifications Department of Nasdaq indicating that the closing bid price of the Company’s Class A Ordinary Shares had been below the minimum requirement of US$1.00 per share for 30 consecutive business days, and that the Company was therefore not in compliance with the minimum bid price requirement, or the Minimum Bid Price Requirement, set forth in Nasdaq Listing Rule 5550(a)(2). The notification letter does not result in the immediate delisting of the Company’s Class A Ordinary Shares. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had a compliance period of 180 calendar days, or until July 13, 2026, to regain compliance. On July 14, 2026, the Company received a written notice from the Listing Qualifications Staff, or the Staff granting an additional 180 days, or until January 11, 2027, to regain compliance with the Minimum Bid Price Requirement. The Company is currently evaluating available options to regain compliance. However, there can be no assurance that the Company will be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements or regain compliance with the Minimum Bid Price Requirement.

If we are unable to achieve and maintain compliance with such listing standards or other Nasdaq listing requirements in the future, our Class A Ordinary Shares could be delisted from Nasdaq. A delisting of our Class A Ordinary Shares and our inability to list on another national securities market could negatively impact us by: (i) reducing the liquidity and market price of our Class A Ordinary Shares; (ii) reducing the number of investors willing to hold or acquire our Class A Ordinary Shares, which could negatively impact our ability to raise equity financing; (iii) limiting our ability to use certain registration statements to offer and sell freely tradable securities, thereby limiting our ability to access the public capital markets; and (iv) impairing our ability to provide equity incentives to our employees.

In the event that our Class A Ordinary Shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class A Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our Class A Ordinary Shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our Class A Ordinary Shares, which could severely limit the market liquidity of such Class A Ordinary Shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in losses to our shareholders. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

A reverse split of our Class A Ordinary Shares could decrease our total market capitalization and increase, and may continue to increase, the volatility of our share price.

There can be no assurance that the total market capitalization of our Class A Ordinary Shares after the reverse share split will be equal to or greater than the total market capitalization before the reverse share split or that the per share market price of our Class A Ordinary Shares following the reverse share split will increase in proportion to the reduction in the number of Class A Ordinary Shares outstanding before the reverse share split. Furthermore, a decline in the market price of our Class A Ordinary Shares after the reverse share split may result in a greater percentage decline than would occur in the absence of a reverse share split, and the liquidity of our Class A Ordinary Shares could be adversely affected following such a reverse share split.

The market price of the Class A Ordinary Shares has been volatile or may decline regardless of our operating performance.

The market price for the Class A Ordinary Shares has been volatile. The wide fluctuation of our share price could be due to multiple factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in the operating results of the Company due to factors related to the Company’s business;

●	success or failure of the strategy of the Company;

●	the interim or annual earnings of the Company, or those of other companies in the Company’s industry;

●	the Company’s ability to obtain third-party financing as needed;

●	announcements by us or the Company’s competitors of significant acquisitions or dispositions;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the operating and stock price performance of other comparable companies;

●	investor perception of the Company;

●	natural or environmental disasters that investors believe may affect the Company;

●	overall market fluctuations;

●	a large sale of the Class A Ordinary Shares by a significant shareholder;

●	results from any material litigation or government investigation;

●	changes in laws and regulations affecting the Company or any of the principal products and services sold by the Company; and

●	general economic and political conditions and other external factors.

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

We have experienced stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class A Ordinary Shares.

Historically, the US stock market has witnessed instances of extreme stock price surges followed by rapid declines for small-cap issuers, and such volatility seemed unrelated to the issuers’ performance subsequent to their initial public offerings, especially among companies with relatively small public floats. As a relatively small-capitalized company with a small public float, the share price of the Class A Ordinary Shares may continue to experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our small public float may amplify the impact the actions taken by a few shareholders have on the price of Class A Ordinary Shares, which may cause the share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of the shares, distort the market perception of the share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of the Class A Ordinary Shares, regardless of our actual or expected operating performance. As a result, investors may have difficulty assessing the rapidly changing value of the Class A Ordinary Shares and our ability to access the capital market may be materially adversely affected. In addition, when the trading volumes of the Class A Ordinary Shares are low, holders of the Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in the Class A Ordinary Shares.

We may not be able to maintain a listing of the Class A Ordinary Shares on Nasdaq.

We must meet certain financial and liquidity criteria to maintain our listing on Nasdaq. If we fail to meet Nasdaq’s continued listing requirements, the Class A Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of the Class A Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Class A Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Class A Ordinary Shares. The delisting of the Class A Ordinary Shares could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline.

The trading market for the Class A Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us. We do not have any control over these analysts. If an analyst downgrades the Class A Ordinary Shares or publishes unfavorable research about our business, the price of Class A Ordinary Shares would likely decline. If an analyst ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets and demand for the Class A Ordinary Shares could decrease, which could cause the share price or trading volume to decline.

We have not historically declared or paid dividends on our shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares.

We have not historically declared or paid dividends on our shares. We currently intend to invest our future earnings, if any, to fund our growth, to develop business, and for general corporate purposes. We do not expect to declare or pay any dividends in the foreseeable future. Therefore, the success of an investment in the Class A Ordinary Shares will depend upon any future appreciation in their value. There is no guarantee that the Class A Ordinary Shares will appreciate in value or even maintain their current value.

Any decision to pay dividends in the future will be at the full discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant.

We may issue additional equity or debt securities, which are senior to the Class A Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Class A Ordinary Shares.

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

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Class A Ordinary Shares and diluting your interest in our company.

Our largest shareholder, Ms. Liying Wang, through TUTU Business Services Limited, holds a majority of the voting power of the Company’s outstanding share capital, which will limit or preclude your ability to influence corporate matters.

As of the date of this Annual Report, Ms. Liying Wang, the beneficial owner of 7,150,000 Class B Ordinary Shares  of the Company, held approximately 95.63% of the voting power of our outstanding share capital. Therefore, Ms. Liying Wang is able to control all matters requiring approval by shareholders. Ms. Liying Wang’s interests may not be the same as or may even conflict with your interests. For example, she could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of the Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, Ms. Liying Wang’s majority voting power over our outstanding share capital may not align with the best interests of our other shareholders.

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

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, the shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find the Class A Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of the Class A Ordinary Shares.

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

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Class A Ordinary Shares.

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

Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, as well as certain Class A Ordinary Share issuances. We are in compliance with the requirements of Nasdaq listing rules to have a majority of the board be independent and to appoint a compensation committee and a nominating and corporate governance committee comprised solely of independent directors. We may, however, in the future consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Our amended and restated memorandum and articles of association do not provide its shareholders with any right to requisition a general meeting or to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

The sale of a substantial amount of our Class A Ordinary Shares by the Selling Shareholders in the public market could adversely affect the prevailing market price of our Class A Ordinary Shares.

Cellyan Biotechnology registered for resale of up to 12,499,986 Class A Ordinary Shares pursuant to the Registration Statement on Form F-1 (File No. 333-294685), filed with the SEC on March 27, 2026 and declared effective on April 8, 2026. As of the date of this Annual Report, there are 41,349,958 Class A Ordinary Shares issued and outstanding, including shares issued in the March 2026 Private Placement. Sales of substantial amounts of the Class A Ordinary Shares in the public market, or the perception that such sales might occur, could adversely affect the market price of the Class A Ordinary Shares. Cellyan Biotechnology cannot predict if and when the Selling Shareholders may sell such Class A Ordinary Shares in the public market. Furthermore, in the future, Cellyan Biotechnology may issue additional Class A Ordinary Shares or other equity or debt securities convertible into Class A Ordinary Shares. Any such issuance could result in substantial dilution to our existing shareholders and could cause the price of the Class A Ordinary Shares to decline.

Certain judgments obtained against us and the Selling Shareholders by Cellyan Biotechnology’s shareholders may not be enforceable.

Cellyan Biotechnology is a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all our current operations are conducted in Hong Kong.

Our non-independent director, Lap Sun Wong, as well as our independent director Dr. Kam Leung Chan, are nationals or residents of Hong Kong. Chenyu Liang, our Chief Executive Officer and a director, Shu Liu, our Chief Financial Officer, and Zifeng Wang, our Chief Strategy Officer, are nationals or residents of the People’s Republic of China. In addition, our independent directors, Mike Yao Zhou and Jingyan Wu, are nationals or residents of Canada and the U.S., respectively. Additionally, all of the Selling Shareholders are nationals and residents of countries other than the United States. All or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong and the People’s Republic of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may incur additional costs and face procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws.

You may incur additional costs and face procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management, as judgments entered in the United States can be enforced in Hong Kong only at common law. To enforce a judgment of the United States in Hong Kong, it must be a final judgment rendered conclusively upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court, as determined by the private international law rules applied by the Hong Kong courts.

Furthermore, foreign judgments of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law of Hong Kong permits an action to be brought upon a foreign judgment. A foreign judgment itself may form the basis of a cause of action, since the judgment may be regarded as creating a debt between the parties to such action. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. A foreign judgment of the United States predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States may be enforceable in Hong Kong, but will be subject to the conditions with regard to enforcement of such judgments being met, including but not limited to the foregoing requirements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Cellyan Biotechnology was incorporated under Cayman Islands law.

Cellyan Biotechnology is an exempted company incorporated under the laws of the Cayman Islands. Its corporate affairs are governed by its memorandum and articles of association, as amended, the Companies Act and the common law of the Cayman Islands. The rights of the shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed, judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like ours have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Cellyan Biotechnology’s amended and restated memorandum and articles of association have provisions that provide our shareholders with the right to inspect the register of members without charge, and to receive the annual audited financial statements of the Company. Subject to the foregoing, our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Cellyan Biotechnology’s amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit Cellyan Biotechnology’s shareholders’ opportunity to sell their shares at a premium.

Cellyan Biotechnology’s amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving Cellyan Biotechnology’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, Cellyan Biotechnology’s board of directors has the authority, without further action by its shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If Cellyan Biotechnology’s board of directors decides to issue preferred shares, the price of the Class A Ordinary Shares may fall and the voting and other rights of the holders of the Ordinary Shares may be materially and adversely affected. In addition, Cellyan Biotechnology’s amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (as revised) of the Cayman Islands (“ES Act”) that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, but excludes an entity that is a tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in Hong Kong, it is not required to satisfy the economic substance test set out in the ES Act.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Class A Ordinary Shares.

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

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the Class A Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds the Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

We may grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profitability.

On November 21, 2025, the compensation committee of the Company’s board of directors adopted the Hong Kong Pharma Digital Technology Holdings Limited 2025 Equity Incentive Plan, pursuant to which the Company reserved up to 1,100,000 Class A Ordinary Shares, to be used to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company. Such incentive plan was adopted and approved by the shareholders at the Company’s annual general meeting of shareholders held on December 11, 2025 (Eastern Time). In addition, we may adopt additional share incentive plans in the future.

We believe the granting of share-based compensation awards is important to our ability to attract and retain key personnel and employees, and we may grant share-based compensation awards in the future. As a result, we may incur expenses associated with share-based compensation, which may have a material and adverse effect on our financial condition and results of operations. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plan will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees. In case we decide to reserve and issue additional shares under our share incentive plan, your interests in our company will be further diluted by such issuance.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

Cellyan Biotechnology, an exempted company established under the laws of Cayman Islands on August 17, 2023, has three subsidiaries: (i) V-Alliance Technology Supplies Limited, established under the laws of Hong Kong on September 1, 2016, and (ii) Joint Cross Border Logistics Company Limited, previously known as Eternal Profits Limited, and established under the laws of Hong Kong on July 18, 2017.

Pre-IPO Restructuring

Upon Cellyan Biotechnology’s incorporation on August 17, 2023, it had an authorized share capital of $50,000 divided into 50,000,000 ordinary shares of a single class, par value $0.001 per share. Upon incorporation, ten ordinary shares were allotted and issued to the initial subscriber, Ascentium (Cayman) Limited (f.k.a. Harneys Fiduciary (Cayman) Limited), which transferred the single ordinary share to Lap Sun Wong, on the same day.

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

On December 7, 2023, LS International Holdings Limited, which was then the sole shareholder of Joint Cross Border, transferred 2,000,000 shares of Joint Cross Border, representing the entire issued and outstanding shares of Joint Cross Border, to Cellyan Biotechnology in consideration of HK$1. Upon completion of the share transfer, Joint Cross Border became a direct wholly-owned subsidiary of Cellyan Biotechnology. On December 7, 2023, Lap Sun Wong, which was then the sole shareholder of V-Alliance, transferred 10,000,002 shares of V-Alliance, representing the entire issued and outstanding shares of V-Alliance, to Cellyan Biotechnology in consideration of HK$3,000,000. Upon completion of the share transfer, V-Alliance became a direct wholly-owned subsidiary of Cellyan Biotechnology.

As a result of the reorganization, Cellyan Biotechnology, our Cayman Islands holding company, became a holding company of Joint Cross Border and V-Alliance, our operating subsidiaries, collectively referred to as the HK Subsidiaries.

On December 15, 2023, Cellyan Biotechnology amended its share capital to secure an $800,000 investment from an investor. As a result of such amendment, our authorized share capital changed to $50,000 divided into 50,000,000 shares, par value $0.001 per share, comprising (i) 49,501,000 Class A Ordinary Shares, par value $0.001 each; and (ii) 499,000 Class B Redeemable Ordinary Shares, par value $0.001 each. The 9,501,000 ordinary shares that were previously issued and outstanding were redesignated as 9,501,000 Class A Ordinary Shares. Cellyan Biotechnology issued 499,000 Class B Redeemable Ordinary Shares to the new investor in consideration of $800,000 in cash.

On October 24, 2024, Cellyan Biotechnology increased its authorized share capital from $50,000 to $100,000, divided into 100,000,000 shares, par value $0.001 per share, comprising (i) 99,501,000 Class A Ordinary Shares, par value $0.001 each, and (ii) 499,000 Class B Redeemable Ordinary Shares, par value $0.001 each.

On October 24, 2024, Cellyan Biotechnology effected a 1-for-10 forward split of its shares by way of a share subdivision of its issued and unissued shares, with each of its issued and unissued shares subdivided into ten (10) shares. Immediately after the Share Split, the number of issued and outstanding shares of Cellyan Biotechnology increased from 1,000,000 to 10,000,000 shares, comprising (i) 9,501,000 Class A Ordinary Shares issued and outstanding, par value $0.001 each and (ii) 499,000 Class B Redeemable Ordinary Shares issued and outstanding, par value $0.001 each.

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

IPO

On January 16, 2025, we completed our initial public offering of an aggregate of 1,403,685 ordinary shares of par value $0.001 per share (the “Ordinary Shares”), at a public offering price of US$4.00 per share, of which 1,000,000 Ordinary Shares are offered by Cellyan Biotechnology and 403,685 Ordinary Shares are offered by the selling shareholders of the Company. The Ordinary Shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-282876), which was declared effective by the SEC on December 20, 2025.

On January 15, 2025, the Company has adopted its Third Amended and Restated Memorandum and Articles of Association which became effective immediately prior to the completion of the IPO.

Change of Company Name

On December 12, 2025, our shareholders passed a special resolution to approve that the English name of the Company was changed from “Hong Kong Pharma Digital Technology Holdings Limited” to “Cellyan Biotechnology Co., Ltd,” and the Chinese name of “生研生物公司” was adopted as the dual foreign name of the Company in replacement of its existing Chinese name of “港药数字科技控股有限公司,” with effect from December 19, 2025, the date on which the Registrar of Companies in the Cayman Islands issued the Certificate of Incorporation on Change of Name confirming registration of the new name.

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

On March 18, 2026, V-Alliance acquired 100% share ownership of New Ben Global Enterprises Limited (牛犇环球实业有限公司), a company incorporated in Hong Kong from WAN FENG, an individual. On July 15, 2026, V-Alliance disposed New Ben Global Enterprises Limited to WAN FENG, the original shareholder for a consideration of HK$10,000 (approximately US$1,275). New Ben Global Enterprises Limited did not commence any operation and did not generate any revenue from March 2026 to July 2026.

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

The regulations and policies governing cross-border transportation of OTC pharmaceutical products vary from country to country. We believe that the traditional supply chain is inefficient in navigating the intricate regulatory landscape and thus unable to meet the significant and growing demand for overseas OTC pharmaceuticals by Mainland Chinese consumers. To capture this opportunity, Joint Cross Border offers its clients a suite of supply chain solutions to address the unique needs of handling cross-border OTC pharmaceutical products. We believe our advanced technological capabilities, vast experience in the OTC pharmaceutical supply chain service industry, and e-commerce insights can further entrench our position as an ever more important player in Mainland China’s OTC pharmaceutical cross-border e-commerce market. Our main customers are (i) e-commerce platform logistics partners like CaiNiao who hire our supply chain services related to cross-border OTC pharmaceutical products and (ii) merchants on established Chinese e-commerce platforms such as Tmall, Meituan, Pinduoduo, JD.com, Xiaohongshu, and Youzan to offer popular OTC pharmaceutical products sourced from Hong Kong, Taiwan, Japan, and certain European countries such as the United Kingdom and Germany. As of the date of this Annual Report, our system has cataloged more than 6,000 SKUs, including around 6,000 HKDOH-enlisted OTC SKUs. The OTC pharmaceutical products we manage or distribute include traditional OTC Chinese medicine manufactured in Hong Kong and outside China and non-Chinese OTC medicine registered in Hong Kong and outside China. While over 90% of the products we deal with are OTC pharmaceutical products on average, our portfolio also includes non-pharmaceutical items such as health supplements.

We have received notable recognitions, including membership in The H.K. Medicine Dealers’ Guild, Pharmaceutical Distributors Association of Hong Kong, and China Medical Pharmaceutical Material Association.

Our Products and Services

Our offering is divided into two main categories, each conducted by one of our HK Subsidiaries: (1) Supply Chain Services and (2) Procurement and Distribution. For the fiscal years ended March 31, 2026 and 2025, we derived $7,557,193, approximately 56.3% of our total revenue, and $12,481,187, approximately 61.4% of our total revenue from our Supply Chain Services division, respectively. For the fiscal years ended March 31, 2026 and 2025, we derived $5,872,130, approximately 43.7% of our total revenue, and $7,826,897, approximately 38.5% of our total revenue from our Procurement and Distribution division, respectively.

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

From September 19, 2023 to September 18, 2024, our subsidiary V-Alliance, as consignor, recognized revenue from the sale of consigned OTC pharmaceutical products under a consignment agreement with certain third-party consignees. No new consignment orders were accepted in the fiscal year ended March 31, 2026. The agreement facilitated liquidity through advances provided by consignees on a portion of the product price. V-Alliance was responsible for all related expenses, including consignment fees, promotion fees, warehousing fees, insurance, and logistics costs, as well as any loss or damage to the products. Payments were settled with consignees on a quarterly basis. Given the costs and limited scope of this arrangement, management does not anticipate consignment sales to be a significant revenue source. We will continue to pursue other opportunities to drive sales growth and expand our sales channels.

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

Our team members have extensive experience in their respective areas of expertise. Our founder, Lap Sun Wong, is an entrepreneur with substantial expertise in the supply chain and cross-border e-commerce industries. He has over 20 years of management experience with a strong network and substantial resources and know-how that grew our company as one of the leading OTC pharmaceutical cross-border e-commerce supply chain companies in China. Our Chief Executive Officer, Chenyu Liang, has experience spans several industries and includes both managing day-to-day business activities and directing long-term initiatives, including experience serving as a CEO. He has held the CEO position at Jiangsu Miaodong Trading Group (2023-2025). His extensive experiences in overall management have been instrumental to our success and the execution of our strategic objectives.

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

Customers

Currently, our main customers consist of (i) e-commerce platform logistics partners who hire our expertise in supply chain services related to cross-border OTC pharmaceutical products, (ii) merchants on established Chinese e-commerce platforms, and (iii) pharmaceutical distributors. As of March 31, 2026, we provided services to over 300 online merchants. Almost all of our customers are located in Mainland China or Hong Kong.

For the year ended March 31, 2025, we had one customers that accounted for more than 10% of total revenues, and such customer accounted for approximately 11.54% of the Company’s total revenues. For the year ended March 31, 2026, we had two customers that accounted for more than 10% of the Company’s total revenues, and the two customers accounted for 12.05% and 10.50% of the Company’s total revenues, respectively.

The customer who accounted for approximately 10.50% of the Company’s total revenues for fiscal year ended March 31, 2026, is CaiNiao. Our subsidiary, Joint Cross Border, entered into a series of agreements with CaiNiao. Under such agreements, we were contracted to provide long-term warehousing and supply chain services related to cross-border OTC pharmaceutical products, to Alibaba Group’s online trading platforms, including Taobao, Tmall, Ju.Taobao, 1688, AliExpress, Tmall HK and Alibaba, as well as other e-commerce platforms that utilize CaiNiao’s logistics services. Our facilities have been designated as the CaiNiao Pharmaceutical Logistics Centre in Hong Kong by CaiNiao, a testament to what we believe to be our stable and stellar fulfillment performance. By connecting to CaiNiao via real-time APIs, we monitor key metrics such as fulfillment accuracy, end-to-end fulfillment time, inventory count and customer complaints in real time. This detailed and quantifiable performance tracking enables granular performance measurements, node by node, facilitating us to seek continuous operational improvements. We believe our reliable performance and years of track record in serving CaiNiao have laid a solid foundation for long-term cooperation with CaiNiao, and this stands as a hallmark of our quality services, serving as a cornerstone for our growth in the high-growth OTC pharmaceutical cross-border e-commerce supply chain market in Mainland China. The total number of clients in our Supply Chain Services category decreased from 218 for the year ended March 31, 2024, to 211 for the year ended March 31, 2025, and our dependence revenue from supply chain services on CaiNiao has been reduced from 12.33% for the year ended March 31, 2025, to 10.50% for the year ended March 31, 2026. For more information on material terms of our agreements with CaiNiao, please see “— Agreements with CaiNiao” below.

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

Agreements with CaiNiao

The agreements currently in effect between CaiNiao and Joint Cross Border include the “End-to-End Logistics Service Agreement” and the “Overseas Center Warehouse Service Agreement,” both effective from April 1, 2025 to March 31, 2026 were further extended from April 1, 2026 to March 31, 2027. Below is a summary of material terms of our agreements with CaiNiao.

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

Sourcing and Suppliers

Currently, our suppliers comprise four categories: (i) OTC pharmaceutical producers and distributors; (ii) logistics subcontractors; (iii) labor service providers; and (iv) packaging suppliers. The OTC pharmaceutical producers and distributors represent the largest category of suppliers by purchase cost. We constantly adjust our supplier pool to optimize our procurement cost. As of March 31, 2026, the total number of our suppliers exceeded 130.

For the year ended March 31, 2025, one supplier made up more than 10% of our total purchases, accounting for 13.72%. For the year ended March 31, 2026, two suppliers made up more than 10% of our total purchases, accounting for 27.50% and 13.58%, respectively.

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

Intellectual Property

Intellectual property and proprietary rights are critical to the success of our business. We rely on a combination of copyright, trademark, and trade secret laws in Hong Kong and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand. We have maintained a registered domain name (9zt.hk).

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

Company	License/Permit	Issuing Authority	Issuance Date	Expiration Date
Joint Cross Border Logistics Company Limited	Business Registration Ordinance (Chapter 310) –Business Registration Certificate	Hong Kong SAR	July 18, 2026	July 17, 2027

Joint Medicine Company (as business/branch Name for Joint Cross Border Logistics Company Limited)	Business Registration Ordinance (Chapter 310) –Business Registration Certificate	Hong Kong SAR	July 18, 2026	July 17, 2027

Joint Medicine Company/Joint Cross Border Logistics Company Limited	Chinese Medicine Ordinance (Chapter 549) –Wholesaler Licence in Proprietary Chinese Medicines	Hong Kong SAR Chinese Medicines Traders Committee	July 25, 2024	September 16, 2026

Joint Medicine Company/Joint Cross Border Logistics Company Limited	The Antibiotics Ordinance (Chapter 137) –Permit	Hong Kong SAR Director of Health	October 1, 2023	September 30, 2026

Joint Medicine Company/Joint Cross Border Logistics Company Limited	Waste Disposal Ordinance (Chapter 354) –Registration of Waste Producer	Hong Kong SAR Director of Environmental Protection	August 2, 2021	N/A

Joint Medicine Company/Joint Cross Border Logistics Company Limited	Pharmacy and Poisons Ordinance (Chapter 138) –Wholesale Dealer Licence	Hong Kong SAR Pharmacy and Poisons Board	June 1, 2025	May 31, 2027

Company	License/Permit	Issuing Authority	Issuance Date	Expiration Date
Joint Cross Border Logistics Company Limited	Pesticides Ordinance (Chapter 133) –Pesticides Licence	Hong Kong SAR Director of Agriculture, Fisheries and Conservation	December 18, 2023	January 13, 2027

V-Alliance Technology Supplies Limited	Chinese Medicine Ordinance (Chapter 549) –Wholesaler Licence in Proprietary Chinese Medicines	Hong Kong SAR Chinese Medicines Traders Committee	January 4, 2025	January 3, 2027

V-Alliance Technology Supplies Limited	Food Safety Ordinance (Chapter 612) –Registration as Food Importer/Food Distributor	Hong Kong SAR Food Importer/ Distributor Registration and Import Licensing Office	April 15, 2026	July 20, 2029

Human Resource

As of March 31, 2026, 2025, 2024 we had a total of 11, 27, 19 full-time employees, all based in Hong Kong to support our business operations. The following table sets forth the number of our full-time employees by function as of March 31, 2026:

Function	Number of Employees	Percentage
Management	1	9.1%
Finance and Accounting	2	18.2%
Marketing	2	18.2%
Human Resources	1	9.1%
Operations	4	36.4%
Department of Pharmacy (Import and Export)	1	9%
Total	11	100%

We also utilize the services of labor contracting companies in Hong Kong for sorting and packaging merchandise. For the fiscal year ended March 31, 2025, we hired an average of approximately 76 workers per day, sourced from a total of six (6) labor contracting companies. For the fiscal year ended March 31, 2026, we hired an average of approximately 56 workers per day, sourced from a total of three labor contracting companies.

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

Location	Type of Right	Area	Usage	Term	Rent
3/F of Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Lease	All that portion of the factory on the 3rd Floor of Well Town Industrial Building (formerly known as Yau Tong Industrial Building), No. 13 Ko Fai Road, Kowloon erected and standing on all that piece or parcel of ground registered in the Land Registry as Yau Tong Inland Lot No. 7.	For industrial purpose only but not further or otherwise and to comply with the occupation permit and relevant requirements imposed by the Government Authorities.	April 1, 2025 – March 31, 2027	Monthly rent of HK$170,000 ($21,704) for the period of April 1, 2025 to March 31, 2026. HK$120,000 ($15,320) for the period of April 1, 2025 to March 31, 2026.

Room Bl, 5/F Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Lease	Approximately 5,000 square feet.	For any purpose other than for storage purpose.	April 1, 2024 – April 30, 2026 May 1, 2026 -April 30, 2028	Monthly rent of HK$50,000 ($6,425) for the period of April 1, 2024-April 30, 2026 HK$40,000 ($5,106) for the period of May 1, 2026-April 30, 2028

Unit A, 5th Floor, Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, Hong Kong	Lease	Unit A, 5th Floor, Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, Hong Kong	For carrying on the lawful business of the tenant only and to conduct therein only such business which are duly authorized licensed or approved by the competent government authorities.	July 25, 2026 – July 24, 2028	Monthly rent of HK$170,000 ($21,846) for the period of July 25, 2024 – July 24, 2026 HK$145,000 ($18,513) for the period of July 25, 2026 – July 24, 2028

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

On September 29, 2025, our HK subsidiary, Joint Cross Border, entered into a new car park tenancy agreement for car park space No. 8 located at Po Shing Industrial Building with the lease term from October 1, 2025 to April 30, 2026. The monthly rent under the tenancy agreement was HK$3,000, inclusive of management fees and government rent. Following its expiration, we did not renew or replace the lease because the parking space was no longer required for our operations, and the expiration did not have a material adverse effect on our business or operations.

Our tenancy agreements are duly stamped. We intend to renew our leases upon their expiration. We believe the above facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Insurance

As of the date of this Annual Report, we have purchased public liability insurance coverage for three locations during the lease period. For two locations, namely (i) 3/F, Well Town Industrial Building, and (ii) Room B1, 5/F, Well Town Industrial Building, the current coverage is effective for the period from March 28, 2026 to March 27, 2027, and each accident is covered up to a maximum liability of HK$10,000,000 (approximately $1,276,732) per accident with no aggregate cap on total liability for the duration of the coverage period. For the third location at Unit A, 5/F, Olympic Godown, the coverage is effective from September 16, 2025 to September 15, 2026, and each accident is covered up to a maximum liability of HK$30,000,000 (approximately $3,830,196) per accident with no aggregate cap on total liability for the duration of the coverage period.

In addition, we have purchased “property all risks” insurance coverage for the same five locations, currently effective from March 28, 2026 to March 27, 2027. This policy provides comprehensive protection for properties stored at these locations against a range of risks, including among others, water damage, flood, typhoon, windstorm, theft, burglary, fire and landslip. The total insured value for properties at the three locations is HK$300,000 (approximately $38,302), HK$44,850,000 (approximately $5,726,143), and HK$44,850,000 (approximately $5,726,143), respectively.

We also purchased employees’ compensation insurance policies for the following five locations: (i) Block A-B, 3/F., Well Town Industrial Building, (ii) Room B1, 5/F., Well Town Industrial Building, (iii) Block B, 1/F., Well Town Industrial Building, (iv) Room A-B, 7/F., Long Life Industrial Building, and (v) Unit A, 5/F., Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, effective from August 29, 2025 to August 28, 2026. Each of the compensation insurance policies insures 16 employees. Each event is covered up to a maximum liability of HK$100,000,000 (approximately $12,767,316).

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

Location	Type of Right	Area	Usage	Term	Rent
3/F of Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Lease	All that portion of the factory on the 3rd Floor of Well Town Industrial Building (formerly known as Yau Tong Industrial Building), No. 13 Ko Fai Road, Kowloon erected and standing on all that piece or parcel of ground registered in the Land Registry as Yau Tong Inland Lot No. 7.	For industrial purpose only but not further or otherwise and to comply with the occupation permit and relevant requirements imposed by the Government Authorities.	April 1, 2025 – March 31, 2027	Monthly rent of HK$170,000 ($21,704) for the period of April 1, 2025 to March 31, 2026. HK$120,000 ($15,320) for the period of April 1, 2025 to March 31, 2026.

Room Bl, 5/F Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Lease	Approximately 5,000 square feet.	For any purpose other than for storage purpose.	April 1, 2024 – April 30, 2026 May 1, 2026-April 30, 2028	Monthly rent of HK$50,000 ($6,425) for the period of April 1, 2024-April 30, 2026 HK$40,000 ($5,106) for the period of May 1, 2026-April 30, 2028

Unit A, 5th Floor, Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, Hong Kong	Lease	Unit A, 5th Floor, Olympic Godown, No. 8 Sze Shan Street, Yau Tong, Kowloon, Hong Kong	For carrying on the lawful business of the tenant only and to conduct therein only such business which are duly authorized licensed or approved by the competent government authorities.	July 25, 2026 – July 24, 2028	Monthly rent of HK$170,000 ($21,846) for the period of July 25, 2024 – July 24, 2026 HK$145,000 ($18,513) for the period of July 25, 2026 – July 24, 2028

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

On September 29, 2025, our HK subsidiary, Joint Cross Border, entered into a new car park tenancy agreement for car park space No. 8 located at Po Shing Industrial Building with the lease term from October 1, 2025 to April 30, 2026. The monthly rent under the tenancy agreement was HK$3,000, inclusive of management fees and government rent. Following its expiration, we did not renew or replace the lease because the parking space was no longer required for our operations, and the expiration did not have a material adverse effect on our business or operations.

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

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	Our ability to maintain a competitive value proposal for our products and services.

●	Our ability to maintain our key customer.

●	Our ability to launch successful marketing and sales activities to sell our products.

●	Our ability to adapt our supply chain at any time to improve our competitiveness.

●	Our ability to obtain maximum financial resources at the best possible price.

●	The evolution of economic and political factors in global markets that may affect the demand for our products as well as financial costs.

●	Alteration of the supply chain that may result in a variance in product purchasing and transportation costs.

5.A. Operating Results

Comparison of Years Ended March 31, 2026 and 2025

	For the years ended March 31
	2026	2025	Increase/(decrease)
	$	$	$	%
Revenues
Supply Chain Services	7,557,193	12,481,187	(4,923,994)	(39)
Procurement and Distribution	5,872,130	7,511,591	(1,639,461)	(22)
Consignment sales and other revenue	4,184	321,040	(316,856)	(99)
Total Revenue	13,433,507	20,313,818	(6,880,311)	(34)
Cost of revenues	(12,047,198)	(17,898,659)	(5,851,461)	(33)
Gross Profit	1,386,309	2,415,159	(1,028,850)	(43)
Selling, general and administrative expenses	(2,395,075)	(2,215,859)	179,216	8
Other income and other gain/(losses), net	13,864	(67,262)	81,126	121
Finance cost – net	(133,395)	(95,926)	37,469	39
Profit before income taxes	(1,128,297)	36,112	(1,164,409)	(3,224)
Income tax expense	(7,666)	(63,168)	(55,502)	(88)
Net (loss) Profit for the year	(1,135,963)	(27,056)	1,108,907	4,099

Revenue. The principal activities of the Company for the years ended March 31, 2026 and 2025 were Supply Chain Services and Procurement and Distribution. Our total revenues for the years ended March 31, 2026 and 2025 was $13,433,507 and $20,313,818, respectively, representing a decrease of 34%. The decrease was mainly due to decreases in revenue from Supply Chain Services and Procurement and Distribution of $4,923,994 and $1,639,461, respectively.

Revenue from Supply Chain Services decrease by $4,923,994, or 39%, to $7,557,193 for the year ended March 31, 2026 from $12,481,187 for the year ended March 31, 2025. This downturn was mainly driven by weakened customer demand amid intensified competitive pressures across the industry. Revenue from Supply Chain Services accounted for 56% of our total revenues for the year ended March 31, 2026, as compared to 61% for the year ended March 31, 2025.

Revenue from Procurement and Distribution decreased by $1,639,461, or 22%, to $5,872,130 for the year ended March 31, 2026 from $7,511,591 for the year ended March 31, 2025. Beyond intensified market competition, the revenue decline was also driven by the Company’s strategic decision to discontinue business with select customers characterized by extended receivable aging and low gross profit margins. Revenue from Procurement and Distribution accounted for 44% of our total revenues for the year ended March 31, 2026, as compared to 37% for the year ended March 31, 2025.

Consignment sales and other revenues represent the revenue from consignment sales and sales of packing materials and sample products. For the years ended March 31, 2026 and 2025, we had revenue of consignment sales and other revenues amounted to $4,184 and $321,040, respectively. The slight decrease of $316,856 or 99% was mainly due to no consignment sales incurred during the year ended March 31, 2026.

Cost of revenues. Cost of revenue mainly comprise the cost of products purchased, cost of packing material, transportation cost, warehouse leasing cost, employee compensation, compensation cost for loss of goods, outsourcing packing cost, and other direct costs.

Our cost of revenues decreased by $5,851,461, or 33%, to $12,047,198 for the year ended March 31, 2026 from $17,898,659 for the year ended March 31, 2025. Such decrease was mainly due to decrease of cost of product, cost of packing materials and storage cost which are generally in line with the decrease of revenue by 34% in fiscal year 2026. In addition, in order to keep competitive to competitors, the Company intentionally lower its selling price, which resulted in a lower decrease ratio of cost of revenue than the decrease ratio of revenue during the fiscal year 2026. Thus, the gross profit margin decreased from 12% to 10%.

Selling, general and administrative expenses Our selling, general and administrative expenses comprise primarily employee compensation, depreciation and amortization, outsourcing service fees, professional expenses, utility expenses and other office expenses.

Our selling, general and administrative expenses increased by $179,216, or 8% to $2,395,075 for the year ended March 31, 2026 from $2,215,859 for the year ended March 31, 2025. Such increase was primarily due to increase of professional service and investor relationship expenses as a Nasdaq listing company during its second year after its IPO.

Other income and other losses, net  Our other income primarily consists of government grants. Other losses primarily consist of foreign currency exchange loss, penalties and gain or loss on disposal of subsidiaries or property and equipment. Other income and other losses, net increased by $81,126 to $13,864 for the year ended March 31, 2026 from $(67,262) for the year ended March 31, 2025. The other income, net during the fiscal year 2026 mainly included the revaluation gain on investment funds of $75,095, other income of $5,327, offset by loss on disposal of property and equipment, and intangible assets of $27,112 and foreign currency exchange loss of $39,446. The other loss during the fiscal year 2025 mainly included the revaluation loss on investment funds of $43,145, penalty of $10,516, loss on disposal of property and equipment of $7,524 and foreign currency exchange loss of $7,541.

Financial cost, net. Financial cost, net represent the interest expenses for operating lease liability and interest for short-term loans, long-term bank loans and payable, offset by interest income from bank deposit. Our financial cost, net increased by $37,469, or 39% to $133,395 for the year ended March 31, 2026 from $95,926 for the year ended March 31, 2025. Such increase was primarily due to the increase of average balance of bank loans and cost for early repayment of bank loans.

Income tax expense. We recorded income tax expenses of $7,666 for the year ended March 31, 2026, as compared to $63,168 for the year ended March 31, 2025, representing a decrease of $55,502 or 88%. The decrease in the income tax expense was mainly resulted from decrease of profit before tax of Hong Kong subsidiaries.

Net (loss) profit. Net loss for the years ended March 31, 2026 and 2025 was $(1,135,963) and $(27,056), respectively, an increase of $1,108,907, or 4099%. The increase of net loss was primary due to decrease of gross profit of $1,028,850 and increase of selling and administrative expenses of $179,216, offset by increase of other income, net of $81,126 and decrease of income tax expense of $55,502 as explained above.

Comparison of Years Ended March 31, 2025 and 2024

	For the years ended March 31
	2025	2024	Increase/(decrease)
	$	$	$	%
Revenues
Supply Chain Services	12,481,187	10,145,855	2,335,332	23
Procurement and Distribution	7,511,591	6,217,798	1,293,793	21
Consignment sales and other revenue	321,040	324,711	(3,671)	(1)
Total Revenue	20,313,818	16,688,364	3,625,454	22
Cost of revenues	(17,898,659)	(13,129,699)	4,768,960	36
Gross Profit	2,415,159	3,558,665	(1,143,506)	(32)
Selling, general and administrative expenses	(2,215,859)	(1,889,455)	326,404	17
Other income and other gain/(losses), net	(67,262)	(60,949)	6,313	10
Finance cost – net	(95,926)	(82,292)	13,634	17
Profit before income taxes	36,112	1,525,969	(1,489,857)	(98)
Income tax expense	(63,168)	(196,252)	(133,084)	(68)
Net (loss) Profit for the year	(27,056)	1,329,717	(1,356,773)	(102)

Revenue. The principal activities of the Company for the years ended March 31, 2025 and 2024 were Supply Chain Services and Procurement and Distribution. Our total revenues for the years ended March 31, 2025 and 2024 was $20,313,818 and $16,688,364, respectively, representing an increase of 22%. The increase was mainly due to increases in revenue from Supply Chain Services and Procurement and Distribution of $2,335,332 and $1,293,793, respectively.

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

Revenue from Procurement and Distribution increased by $1,293,793, or 21%, to $7,511,591 for the year ended March 31, 2025 from $6,217,798 for the year ended March 31, 2024. Such increase was primarily due to that the Company intentionally promoted such services to new customers as well as the existing customers of our Supply Chain Services division. Revenue from Procurement and Distribution accounted for 37% of our total revenues for the year ended March 31, 2025, as compared to 37% for the year ended March 31, 2024.

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

Net profit. Net (loss) profit for the years ended March 31, 2025 and 2024 was $(27,056) and $1,329,717, respectively, a decrease of $1,356,773, or 102%. The decrease of net profit was primary due to decrease of gross profit of $1,143,506 and increase of selling and administrative expenses of $326,404, offset by decrease of income tax expense of $133,084 as explained above.

5.B. Liquidity and Capital Resources

As of March 31, 2026, we had cash and cash equivalents of $221,841. To date, we have financed our operations primarily through capital contributions from our shareholders, cash generated from operations and bank borrowings, and funds received from our initial public offering.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of March 31, 2026, the Company had working capital of $9,107,627. While the Company recorded a net loss of $1.2 million and net cash outflows of $0.8 million from operating activities, such outflows stemmed primarily from higher repayments for trade and other payables, which already decreased to a lower level of $0.8 million as of March 31, 2026. Separately, the Company received $1.4 million in proceeds from the disposal of fund investments as of June 30, 2026. Furthermore, the controlling shareholders stand ready to provide financial support should the Company encounter cash shortages. Therefore, the Company believes that its cash on hand, operating cash flows and future financing cash inflow will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

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

Summary of Cash Flow

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended
	2026	2025	2024
Cash Flows (used in) provided by operating activities	$(751,602)	$569,214	$(394,330)
Cash Flows provided by (used in) investing activities	857,457	(2,454,963)	(40,796)
Cash Flows (used in) provided by financing activities	(630,225)	1,995,114	537,315
Effect of exchange rates changes on cash	(2,910)	12,499	455
Net change in cash during the year	$(527,280)	$121,864	$102,644

Operating Activities

Net cash used in operating activities was $751,602 for the year ended March 31, 2026, as compared to net cash provided by operating activities of $569,214 for the year ended March 31, 2025. Net cash provided by operating activities was $569,214 for the year ended March 31, 2025, as compared to net cash used in operating activities of $394,330 for the year ended March 31, 2024.

For the year ended March 31, 2026, net cash used in operating activities was attributed to net loss of $1,165,963, increase of prepayment and other assets of $335,537, decrease of trade and other payables of $940,142, decrease of tax payable of $87,469, revaluation gain on investment funds of $75,095, offset by depreciation and amortization in the amount of $86,536, allowance for expected credit losses of $43,082, amortization of right of use (ROU) assets of $600,581, loss on disposal of plant and equipment and intangible assets of $27,112, decrease of accounts receivable of $842,768, decrease of inventory of $196,490, and changes in amount due from/to related parties, net of $52,104. For the year ended March 31, 2025, net cash provided by operating activities was attributed to depreciation and amortization in the amount of $75,766, revaluation loss on investment funds of $43,145, amortization of right of use (ROU) assets of $997,605, decrease of inventory of $378,199, increase of accounts payable of $396,883, offset by net loss of $27,056, increase of accounts receivable of $918,793, increase of prepayment and other assets of $98,199, decrease of contract liabilities of $67,575, decrease of taxes payable in the amount of $114,874, and changes in amount due from/to related parties, net of $95,887. For the year ended March 31, 2024, net cash used in operating activities was attributed to increase of accounts receivable of $2,047,556, increase of inventories of $741,950, increase of prepayment and other assets of $44,043, decrease of accounts payable of $105,220, decrease of contract liabilities of $77,797, gain on disposal of a subsidiary of $11,559, offset by the net income of $1,329,717, depreciation and amortization in the amount of $64,237, loss on disposal of property, plant and equipment of $10,851, amortization of right of use (ROU) assets of $861,339, increase of taxes payable in the amount of $196,252, and changes in amount due from/to related parties, net of $171,399.

The inventory turnover days for the year ended March 31, 2024, 2025 and 2026 was 34 days, 36 days, and 29 days respectively. The increase of inventory turnover days from fiscal year 2024 to 2025 is mainly due to that the Company need to prepare more inventory to satisfy the customers’ requirements. Inventory turnover days declined between fiscal 2025 and 2026, chiefly as the Company cut inventory holdings to align with falling revenue.

Investing Activities

Net cash provided by investing activities was $857,457 for the year ended March 31, 2026, as compared to $2,454,963 for the year ended March 31, 2025. Net cash used in investing activities was $2,454,963 for the year ended March 31, 2025, as compared to $40,796 for the year ended March 31, 2024.

Net cash provided by investing activities for the year ended March 31, 2026 mainly includes proceeds from funds of $900,000, offset by purchase of property, plant and equipment in the amount of $35,470 and purchase of intangible assets related to software in the amount of $7,073. Net cash used in investing activities for the year ended March 31, 2025 consisted of investment of funds of $2,299,975, purchase of property, plant and equipment in the amount of $69,916 and purchase of intangible assets related to software in the amount of $85,072. Net cash used in investing activities for the year ended March 31, 2024 consisted of purchase of property, plant and equipment in the amount of $52,736, purchase of intangible assets related to software in the amount of $35,282, and loan to related parties of $172,178, offset by proceeds on disposal of property, plant and equipment in the amount of $33,229 and repayment from related parties of $186,171.

Financing Activities

Net cash used in the financing activities was $630,225 for the year ended March 31, 2026, as compared to $1,995,114 provided by the financing activities for the year ended March 31, 2025. Net cash provided by the financing activities was $1,995,114 for the year ended March 31, 2025, as compared to net cash provided by financing activities of $537,315 for the year ended March 31, 2024.

Net cash used in financing activities for the year ended March 31, 2026 consisted of  repayment to related parties’ loan of $1,127,378, repayment of bank loans of $987,637, and decrease of lease liabilities of $612,729 offset by loans from related parties of $2,097,519. Net cash provided by financing activities for the year ended March 31, 2025 consisted of gross proceeds from IPO of $4,000,000, proceeds from bank loans of $769,922, capital contributed from shareholders of $300,000, and loans from related parties of $765,189, offset by payment for IPO costs of $1,377,579, repayment to related parties’ loan of $1,222,004, repayment of bank loans of $237,826, and decrease of lease liabilities of $1,002,588. Net cash provided by financing activities for the year ended March 31, 2024 consisted of proceeds from bank loans of $1,374,690, capital contributed from shareholders of $509,501, and loans from related parties of $767,757, offset by repayment of bank loans of $196,820, repayment of long-term payable of $22,969, repayment to related parties’ loan of $701,694, deferred IPO cost paid of $345,217, and decrease of lease liabilities of $847,933.

Capital Expenditures

We made capital expenditures of $42,543, $154,988 and $88,018 in the years ended March 31, 2026, 2025 and 2024, respectively. In these periods, our capital expenditures were mainly used for purchase of equipment. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

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

Holding Company Structure

Cellyan Biotechnology is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in Hong Kong. As a result, Cellyan Biotechnology’s ability to pay dividends depends upon dividends paid by our Hong Kong Subsidiaries. If our existing Hong Kong Subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

For a summary of all of our material accounting policies information, see Note 3, Note 4 and Note 5 to our audited consolidated financial statements as of March 31, 2026, 2025 and 2024 and for the years ended March 31, 2026, 2025 and 2024 included elsewhere in this Annual Report.

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

Income Tax

The Company has exposure to income taxes in numerous jurisdictions. Significant judgment is involved in determining the Company’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Company’s income tax payable as at March 31, 2026 amounted to $17,188.

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

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments consist of Level 1 and Level 2 assets.

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

Lease

We utilize operating leases to finance our warehouse, administrative offices and employees’ dormitories. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. In accordance with the IFRS 16, we had $0.4 million in operating lease liabilities and $0.4 million in related right-of-use assets on the balance sheet as of March 31, 2026; we had $0.5 million in operating lease liabilities and $0.5 million in related right-of-use assets on the balance sheet as of March 31, 2025; and we had $0.7 million in operating lease liabilities and $0.7 million in related right-of-use assets on the balance sheet as of March 31, 2024. The weighted-average remaining lease term of all operating leases outstanding at March 31, 2026, 2025 and 2024 was 16.3 months, 10.7 months and 15.4 months, respectively.

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

As of March 31, 2026, 2025 and 2024, the Company did not identify any accounts receivable requiring write-off. All trade receivables outstanding as of March 31, 2024 and 2025 were fully collected in subsequent periods. Accordingly, no allowance for expected credit losses was recorded for the years ended March 31, 2024 and 2025. For the fiscal year ended March 31, 2026, a receivable balance of $5,829 was determined to be uncollectible, for which a specific allowance was established as at March 31, 2026.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

On October 6, 2025, the Board of Directors (the “Board”) received and accepted the resignations of Mr. Lap Sun Wong as Chief Executive Officer, Mr. Zhifang Zhang as Executive Director, and Mr. Kwok Man Bun as Chief Financial Officer, each effective immediately and each for personal reasons unrelated to any disagreement with the Company or the Board. Effective on the same date, the Board appointed Mr. Chenyu Liang as Director and Chief Executive Officer, Ms. Shu Liu as Chief Financial Officer, and Mr. Zifeng Wang as Chief Strategy Officer of the Company.

On November 6, 2025, the Board received and accepted the resignations of Ms. Raina Zou as Independent Director and chairperson of the audit committee, and Dr. King Yin Lai as Independent Director and chairperson of the compensation committee, each for personal reasons unrelated to any disagreement with the Company or the Board. To fill the vacancy created by Ms. Zou’s resignation, the Board appointed Ms. Jingyan Wu as an independent director and chairperson of the audit committee, effective November 6, 2025. In addition, effective September 9, 2025, the Board had appointed Mr. Mike Yao Zhou as an independent director and member of the nomination committee.

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Chenyu Liang	26	Chief Executive Officer and Director
Lap Sun Wong	59	Director
Shu Liu	30	Chief Financial Officer
Zifeng Wang	54	Chief Strategy Officer
Jingyan Wu(1)(2)(3)	56	Independent Director
Mike Yao Zhou(1)(2)(3)	35	Independent Director
Dr. Kam Leung Chan(1)(2)(3)	52	Independent Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Chenyu Liang. Mr. Liang was appointed as a director and the Chief Executive Officer of Cellyan Biotechnology in October 2025. Mr. Liang’s experience spans several industries and includes both managing day-to-day business activities and directing long-term initiatives, including experience serving as a CEO. From September 2023 to September 2025, he held the position of Chief Executive Officer at Jiangsu Miaodong Trading Group, where he was responsible for multinational corporate operations, supply chain management, strategic planning, and organizational oversight. Mr. Liang received a Bachelor of Laws degree from Dongbei University of Finance and Economics in 2023. Mr. Liang will contribute to the Company’s overall management and support the execution of its strategic objectives.

Lap Sun Wong. Mr. Wong has served as a director of Cellyan Biotechnology since August 2023 and Cellyan Biotechnology’s chief executive officer form March 2024 through October 2025. He founded V-Alliance Technology Supplies Limited in 2016 and joined Joint Cross Border Logistics Company Limited in 2019. Mr. Wong entered the logistics industry in 2000 by establishing Chuang Yi (International) Enterprise Limited in Hong Kong where he started with one logistics line from Hong Kong to Shanghai. He then gradually developed an expansive logistics business based on the global networks of DHL and UPS, transporting clients’ goods from Hong Kong to the world, as well as from around the world to Hong Kong. Mr. Wong’s extensive experience in the logistics and cross-border e-commerce market, his deep industry knowledge, managerial expertise, and ability to adapt to rapidly evolving market demands, make him qualified to serve on our board and a valuable asset to our company. Mr. Wong earned his bachelor’s degree in business administration from Guangdong Business Administration College in 2019.

Shu Liu. Ms. Liu was appointed as the Chief Financial Officer of Cellyan Biotechnology in October 2025. Ms. Liu has rich experience in financial management and compliance, including key roles such as Chief Executive Officer, investment advisors and finance manager with responsibilities encompassing accounting, budgeting, internal controls, and the implementation of financial systems. From August 2024, she serves as Chief Executive Officer of Shenzhen Yingdatongli Investment Group Co., Ltd., where she was responsible for the company’s acquisition work. From August 2023 to August 2024, she held an Investment Advisor position at Guosen Securities Co., Ltd., where she was responsible for providing advice to investors. Ms. Liu received a Master’s degree from Sun Yat-sen University in 2019 and qualified as an Intermediate Economist. Ms. Liu will contribute to the Company’s financial operations and ongoing compliance initiatives.

Zifeng Wang. Mr. Wang was appointed as the Chief Strategy Officer of Cellyan Biotechnology in October 2025. Mr. Zifeng Wang has over 25 years of experience of enterprise management, investment operation and property management, including those in biotechnology sectors. He currently serves as the Chairman of the Board of Zhejiang Shengyan Biotechnology Co., Ltd from November 2024, where he previously served as the General Manager from November 2020 to October 2024. From January 2015 to October 2020, Mr. Wang served as Chairman of the Board of Hangzhou Jinqi Automobile Co., Ltd. He received a master’s degree in management from Huazhong University of Science and Technology in 2009. With his core leadership roles in multiple companies, Mr. Wang will contribute to the Company’s overall business operation, strategic planning, and cross-industry resource integration.

Jingyan Wu. Ms. Wu has over 20 years of professional experience in accounting and auditing, including over 10 years serving at U.S. public companies and public accounting firms. Ms. Wu previously served as chief financial officer of EZGO Technologies Ltd. (Nasdaq: EZGO) and chief financial officer of Jiangsu EZGO Electronic Technologies, Co., Ltd., from September 2020 to August 2025. From June 2018 to August 2020, Ms. Wu served as a Senior Internal Auditor of MSIG Holdings (U.S.A.) Inc., a member of MS&AD Insurance Group Holdings Inc., one of the world’s top property and casualty insurance providers located in Japan. From November 2009 to June 2018, Ms. Wu served as a Senior Internal Auditor of Children’s Place Inc. (Nasdaq: PLCE), an American specialty retailer of children’s apparel and accessories. From February 2007 to November 2009, she served as a Senior Auditor of Deloitte Touche Tohmatsu Limited. Ms. Wu has been a Certified Public Accountant since 2005, and is a licensed Certified Public Accountant in the States of New Jersey and Illinois. Ms. Wu received her Bachelor’s degree from Shanghai University of Finance and Economics in June 1993 and Master’s degree in Accountancy from University of Illinois, Urbana-Champaign in May 2004. We believe Ms. Wu is qualified to serve our board of directors due to her expertise in accounting and auditing, and her experience as a corporate executive.

Mike Yao Zhou. Mr. Zhou has extensive experience in investment, capital markets, and corporate development. He has served as the regional director of Norwich Capital Limited since March 2024. Since 2019, Mr. Zhou has also been the owner and president of MYZ Corporate Relations Ltd., a private investment and consulting firm focused on the North American capital markets. From May 2021 to March 2024, Mr. Zhou served as a director of Direct Communication Solutions Inc. (CNSX: DCSI). He was also a member of the board of directors of Explorex Resource Inc. (which now known as Raffles Financial Group Limited), a natural resources exploration company, from August 2019 to April 2021. Earlier in his career, Mr. Zhou served as an analyst and associate with PI Financial, a privately-owned Canadian brokerage firm, from 2017 to 2018. Mr. Zhou holds the Project Management Professional designation from the Project Management Institute, and a Bachelor of Science Degree in Statistics and Economics from the University of British Columbia. We believe Mr. Zhou is qualified to serve on our board of directors due to his extensive expertise in capital markets and broad management experience.

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

6.B. Compensation of Board Members and Executives

For the fiscal year ended March 31, 2026, the aggregate cash compensation and benefits that we paid to the executive officers and directors were approximately $140,216. None of the directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended March 31, 2026. Joint Cross Border, which employs staff in Hong Kong, operates a mandatory provident fund scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the laws of Hong Kong) for employees employed under the jurisdiction of Hong Kong Employment Ordinance (Chapter 57 of the laws of Hong Kong). The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, Our HK Subsidiaries and each of the employees are required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. V-Alliance currently does not employ any personnel in Hong Kong.

6.C. Board Practices

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. We have two employee directors, Mr. Lap Sun Wong and Mr. Chenyu Liang, and three independent directors. As a result, a majority of the board of directors of Cellyan Biotechnology are independent.

A director is not required to hold any shares in the Company to qualify to serve as a director. Cellyan Biotechnology’s board of directors may exercise all the powers of Cellyan Biotechnology to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with Cellyan Biotechnology is required to declare the nature of his interest at a meeting of the directors. Following a declaration being made, subject to any separate requirement for the audit committee’s approval under applicable law or the rules and regulations of the Nasdaq and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee of Cellyan Biotechnology’s board of directors. We have also adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of three directors, namely, Jingyan Wu, Mike Yao Zhou and Dr. Kam Leung Chan, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Rules. Jingyan Wu is the chairperson of our audit committee. The board of directors has also determined that Jingyan Wu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with Cellyan Biotechnology’s code of ethics and business conduct, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The compensation committee consists of three directors, namely, Jingyan Wu, Mike Yao Zhou and Dr. Kam Leung Chan, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Rules. Mike Yao Zhou acts as the chairperson of the compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to Cellyan Biotechnology’s directors and executive officers. Cellyan Biotechnology’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of three directors, namely, Jingyan Wu, Mike Yao Zhou and Dr. Kam Leung Chan, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Rules. Dr. Kam Leung Chan is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become the directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, Cellyan Biotechnology’s directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. The directors must also exercise their powers only for a proper purpose. The directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standards of corporate governance under Cayman Islands law.

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

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of the shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or otherwise are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our amended and restated memorandum and articles of association.

Employment and Indemnification Agreements

Cellyan Biotechnology have entered into employment agreements with its executive officers that are governed by the laws of Hong Kong. A copy of the form of such agreements has been filed as an exhibit to this Annual Report. The duration of such agreements is specified in a separate agreement between the officer and one of the HK Subsidiaries (the “HK Agreement”), with automatic annual renewals unless a one-month non-renewal notice is given. Unless otherwise provided in the HK Agreement, the employment may be terminated by Cellyan Biotechnology at any time with or without cause, or by the officer, by one month’s prior written notice. Unless otherwise provided in the HK Agreement, Cellyan Biotechnology shall pay to the officer (or his or her beneficiary in the event of his or her death) any base salary or other compensation earned but not paid to the officer prior to the effective date of such termination. All other benefits due to the officer following his or her termination of employment shall be determined in accordance with the plans, policies and practices of Cellyan Biotechnology.

The officer agrees to dedicate substantially all of the officer’s working time and best efforts to the officer’s role with Cellyan Biotechnology and to assign any intellectual property created (i) within the scope of the officer’s employment during the officer’s tenure, (ii) within 12 months after termination of employment if the intellectual property relates to the officer’s employment scope, and (iii) by using resources of Cellyan Biotechnology during the officer’s tenure, to Cellyan Biotechnology. The agreements also contain customary non-competition, non-solicitation, and confidentiality clauses. Each executive officer also represented to us that when the employment agreement was executed, he or she was not in an employment relationship with any other entity or corporation and he or she had not executed any other non-competition agreement.

Cellyan Biotechnology has entered into indemnification agreements with the directors and executive officers, pursuant to which it agreed to indemnify the directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Share Incentive Plan

On November 21, 2025, the compensation committee and the Company’s board of directors adopted Hong Kong Pharma Digital Technology Holdings Limited 2025 Equity Incentive Plan (the “Plan”), pursuant to which the Company reserved up to 1,100,000 Class A Ordinary Shares, to be used to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company. The Plan was adopted and approved by the shareholders at the Company’s annual general meeting of shareholders held on December 11, 2025 (Eastern Time).

On July 10, 2026, upon approval of the compensation committee of the board of directors, the Company entered into a Restrictive Stock Award Agreement with Zijian Wu to grant him 817,499 Class A Ordinary Shares under the Plan, in consideration of the strategic planning, operational support, corporate governance, and compliance-related advisory services rendered by Mr. Wu to the Company in his capacity as the Company’s advisor, and for his continued services since April 2026. As of the date of the Annual Report, no issuance has been made or vested.

6.D. Employees

As of March 31, 2026, 2025, 2024, we had a total of 11, 27, 19 full-time employees, all based in Hong Kong to support our business operations. The following table sets forth the number of our full-time employees by function as of March 31, 2026:

Function	Number of Employees	Percentage
Management	1	9.1%
Finance and Accounting	2	18.2%
Marketing	2	18.2%
Human Resources	1	9.1%
Operations	4	36.4%
Department of Pharmacy (Import and Export)	1	9%
Total	11	100%

We also utilize the services of labor contracting companies in Hong Kong for sorting and packaging merchandise. For the fiscal year ended March 31, 2025, we hired an average of approximately 76 workers per day, sourced from a total of six (6) labor contracting companies. For the fiscal year ended March 31, 2026, we hired an average of approximately 56 workers per day, sourced from a total of three labor contracting companies.

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

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

Ordinary Shares Beneficially Owned(1)
	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	% of Beneficial Ownership of Class A Ordinary Shares	% of Beneficial Ownership of Class B Ordinary Shares	Voting Power Percentage Owned(2)
Directors and Executive Officers
Chenyu Liang, Chief Executive Officer and Director	—	—	—	—	—
Lap Sun Wong, Director	18,468	—	*	—	*
Shu Liu, Chief Financial Officer	—	—	—	—	—
Zifeng Wang, Chief Strategy Officer	—	—	—	—	—
Jingyan Wu, Director	—	—	—	—	—
Mike Yao Zhou, Director	—	—	—	—	—
Dr. Kam Leung Chan, Director	—	—	—	—	—
All directors and executive officers as a group (7 individuals)	18,468	—	—	—	*

5% and Greater Principal Shareholders:
TUTU Business Services Limited (3)	—	7,150,000	—	100%	95.63%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, securities exercisable for, or convertible or exchangeable into Ordinary Shares held by such person that are currently exercisable, convertible or exchangeable or will become exercisable, convertible or exchangeable within 60 days of the date of this Annual Report, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

(2)	Based on 48,499,958 Ordinary Shares, of which 41,349,958 Class A Ordinary Shares and 7,150,000 Class B Ordinary Shares outstanding as of the date of this Annual Report.

(3)	TUTU Business Services Limited is owned as to 100% by Ms. Liying Wang. Ms. Liying Wang is deemed to hold the voting and dispositive power over the Class B Ordinary Shares held by TUTU Business Services Limited.

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

Cellyan Biotechnology is a holding company incorporated in the Cayman Islands and it relies principally on dividends from its Hong Kong Subsidiaries for its cash requirements, including any payment of dividends to its shareholders. See “Item 3D. Risk Factors— Risks Related to Our Business and Industry— Cellyan Biotechnology relies on dividends and other distributions on equity paid by its HK Subsidiaries to fund any cash and financing requirements Cellyan Biotechnology may have, and any limitation on the ability of its HK Subsidiaries to make payments to Cellyan Biotechnology could have a material adverse effect on our ability to conduct our business. Additionally, while currently there are no restrictions on foreign exchange, nor limitations on the ability of Cellyan Biotechnology to transfer cash to or from HK Subsidiaries or to investors under Hong Kong laws, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our HK Subsidiaries, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government.”

Cellyan Biotechnology’s board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that it may only pay dividends out of its profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in it being unable to pay its debts as they fall due in the ordinary course of business. Even if the board of directors of Cellyan Biotechnology decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

8.B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class A Ordinary Shares have traded on the Nasdaq Capital Market since January 15, 2025, under the symbol “HKPD.”

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Annual General Meeting of Shareholders in December 2025

On December 12, 2025, the Company held its annual general meeting of shareholders (the “2025 AGM”), at which the shareholders approved, among other things: (i) the re-election of five directors; (ii) the re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2026; (iii) an increase of the authorized share capital of the Company from US$100,000 divided into 100,000,000 Ordinary Shares to US$1,000,000 divided into 1,000,000,000 Ordinary Shares (the “Increase of Share Capital”); (iv) an amendment of the authorized share capital to create two classes of Ordinary Shares, comprising 940,000,000 Class A Ordinary Shares and 60,000,000 Class B Ordinary Shares (the “Implementation of the Dual Class Structure”); (v) authorization for the Board to effect a reverse share split and share consolidation at a ratio of between one-for-ten and one-for-one hundred; (vi) the change of the Company’s name; (vii) the adoption of the Fourth Amended and Restated Memorandum and Articles of Association; (viii) the repurchase of 7,150,000 Class A Ordinary Shares registered in the name of TUTU Business Services Limited and the concurrent issuance of 7,150,000 Class B Ordinary Shares (the “Share Repurchase”); and (ix) the adoption of the Company’s 2025 Equity Incentive Plan. The amendment to the authorized share capital and the repurchase of the 7,150,000 Class A Ordinary Shares were fully completed as of February 8, 2026.

10.B. Memorandum and Articles of Association

Summaries of material provisions of our memorandum and articles of association currently in effect and of the Companies Act, insofar as they relate to the material terms of the Ordinary Shares, are contained in the IPO Form F-1 in the section entitled “Description of Share Capital,” which are incorporated herein by reference.

10.C. Material Contracts

Securities Purchase Agreements with investors in March 2026

On March 24, 2026, the Company entered into securities purchase agreements (the “Purchase Agreement”) with certain investors (the “Investors”), pursuant to which the Company agreed to issue and sell, in a private placement (the “March 2026 Private Placement”), an aggregate of 12,499,986 Class A Ordinary Shares, par value US$0.001 per share included in 12,499,986 units (the “Units”), each consisting of one Class A Ordinary Share, and two warrants, each exercisable to purchase one Class A Ordinary Share (each, a “Warrant”), at a purchase price of $0.52 per Unit, for gross proceeds of approximately $6,500,000. The Company plans to use the process for business expansion, working capital and general corporate purposes.

The Warrants have a three-year term and a $0.01 per share exercise price. The Warrants also provide for cashless exercise if and only if at the time of any exercise thereof there is no effective registration statement registering. Subject to limited exceptions, a holder of Warrants will not have the right to exercise any portion of its Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

In connection with the March 2026 Private Placement, the Company also entered into a registration rights agreement with the Investors (the “Registration Rights Agreement”), pursuant to which the Company agreed to file one or more registration statements with the United States Securities and Exchange Commission (the “Commission”) to register the resale of the Class A Ordinary Shares to be issued in the Private Placement and the Class A Ordinary Shares issuable upon exercise of the Warrants. Pursuant to the Registration Rights Agreement, the Company is required to file the initial registration statement no later than the 30th calendar day following the closing date of the Private Placement.

The Private Placement closed on March 25, 2026. The foregoing summary of the Securities Purchase Agreement, the Registration Rights Agreement and Warrants are subject to, and qualified in their entirety by, such document.

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

10.E. Taxation

A description of material Cayman Islands, Hong Kong and U.S. federal income tax consequences of the acquisition, ownership and disposition of the Class A Ordinary Shares is contained in the IPO Form F-1 in the section entitled “Taxation,” which is incorporated herein by reference.

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

Inflation

We do not believe the impact of inflation on our company is material. Our operations are in Hong Kong and Hong Kong’s inflation rates have been relatively stable in the last three years: 1.5% for 2026, 1.4% for 2025 and 2% for 2024.

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

Use of Proceeds

On January 16, 2025, we completed our initial public offering of an aggregate of 1,403,685 ordinary shares of par value $0.001 per share (the “Ordinary Shares”), at a public offering price of US$4.00 per share, of which 1,000,000 Ordinary Shares are offered by Cellyan Biotechnology and 403,685 Ordinary Shares are offered by the selling shareholders of the Company. The Ordinary Shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-282876), which was declared effective by the SEC on December 20, 2025.

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

As of the latest reporting period, there has been a material change in the expected use of the net proceeds from our IPO, after described in our final prospectus filed with the SEC on January 15, 2025, pursuant to Rule 424(b). Specifically, we have allocated $2.3 million of the net proceeds to acquire an investment in Evergreen Equity Fund, a private equity fund based in Singapore, which was fully redeemed as of June 2026.

On March 25, 2026, the March 2026 Private Placement closed. The Company issued and sold, an aggregate of 12,499,986 Class A Ordinary Shares included in 12,499,986 Units, each consisting of one Class A Ordinary Share, and two Warrant, at a purchase price of $0.52 per Unit, for gross proceeds of approximately $6,500,000. The Company plans to use the process for business expansion, working capital and general corporate purposes.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2026. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jingyan Wu is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets Nasdaq’s financial sophistication requirements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended March 31, 2025 and 2026 by Onestop Assurance PAC, the Company’s principal accounting firm.

	For the year ended March 31,
	2025	2026
	USD	USD
Audit Fees	$212,107.38	$212,250
Audit-Related Fees	$24,480.00	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total	$236,587.38	$212,250

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the year ended March 31, 2026, also include the fees related to audit activities conducted in connection to the IPO and under PCAOB standards.

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable laws of Cayman Islands and our amended and restated memorandum and articles of association. In addition, since the Class A Ordinary Shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with the standards of the PCAOB.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 1.2 of our Form 6-K filed with the Securities and Exchange Commission on December 31, 2025)
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act as of March 31, 2026
3.1	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on December 31, 2025)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1/A filed on December 10, 2024)
4.2†	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1/A filed on December 10, 2024)
4.3*#	End-to-End Logistics Service Agreement, between Hangzhou CaiNiao Supply Chain Management Co., Ltd. and Joint Cross Border Logistics Company Limited
4.4*#	Overseas Center Warehouse Service Agreement between Hangzhou CaiNiao Supply Chain Management Co., Ltd. and Joint Cross Border Logistics Company Limited
4.5	Tenancy Agreement between CPL YAUTONG LIMITED and Joint Cross Border Logistics Company Limited dated August 8, 2024. (incorporated by reference to Exhibit 10.7 to Registration Statement on Form F-1/A filed on December 10, 2024)
4.6†	Employment Agreement, dated October 6, 2025 by and between the Company and Chenyu Liang (incorporated by reference to Exhibit 99.1 of our Form 6-K filed with the Securities and Exchange Commission on October 7, 2025)
4.7†	Employment Agreement, dated October 6, 2025 by and between the Company and Shu Liu (incorporated by reference to Exhibit 99.2 of our Form 6-K filed with the Securities and Exchange Commission on October 7, 2025)
4.8†	Employment Agreement, dated October 6, 2025 by and between the Company and Zifeng Wang (incorporated by reference to Exhibit 99.3 of our Form 6-K filed with the Securities and Exchange Commission on October 7, 2025)
4.9†	2025 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 of our Form 6-K filed with the Securities and Exchange Commission on November 24, 2025)
4.10	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K, filed by the Registrant with the SEC on March 27, 2026)
4.11	Form of Securities Purchase Agreement dated March 24, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K, filed by the Registrant with the SEC on March 27, 2026)
4.12	Form of Registration Rights Agreement dated March 24, 2026 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K, filed by the Registrant with the SEC on March 27, 2026)
8.1*	List of subsidiaries of the registrant
11.1	Code of Ethics and Business Conduct of the registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1/A filed on December 10, 2024)
11.2	Insider Trading Policy of the registrant (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed on August 14, 2025)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC
15.2*	Consent of SH Wong & Co.
15.3*	Consent of Guangdong Jishi Furen Law Firm
97.1	Clawback Policy of the registrant (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed on August 14, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

†	Executive Compensation Plan or Agreement

#	Certain portions of this exhibit have been redacted in accordance with Regulation S-K, Item 601(a)(6).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CELLYAN BIOTECHNOLOGY CO., LTD

Date: August 7, 2026	By:	/s/ Chenyu Liang
	Name:	Chenyu Liang
	Title:	Chief Executive Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Cellyan Biotechnology Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated financial position of Cellyan Biotechnology Co., Ltd (formerly known as Hong Kong Pharma Digital Technology Holdings Limited) (the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered a net loss of approximately $1.1 million and net cash outflows from operating activities of $0.8 million, together with a material decline in operating revenues during the year ended March 31, 2026. These factors raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

August 7, 2026

Singapore

We have served as the Company’s auditor since 2024.

PCAOB ID 6732

CELLYAN BIOTECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except for the number of shares)

		For the Years Ended
		March 31,
	Note	2026	2025	2024
Revenues	7	$13,433,507	$20,313,818	$16,688,364
Cost of revenues	8	(12,047,198)	(17,898,659)	(13,129,699)
Gross profit		1,386,309	2,415,159	3,558,665

Other income	9	5,327	1,466	4,038

Operating expenses:
Selling, general and administrative expenses	8	(2,395,075)	(2,215,859)	(1,889,455)
Other gains (losses), net	10	8,537	(68,728)	(64,987)
Total operating expenses		(2,386,538)	(2,284,587)	(1,954,442)
Operating (loss)/profit		(994,902)	132,038	1,608,261

Financial income	11	454	1,741	474
Finance costs	11	(133,849)	(97,667)	(82,766)
Finance costs, net		(133,395)	(95,926)	(82,292)

(Loss)/profit before income taxes		(1,128,297)	36,112	1,525,969

Income tax expense	12	(7,666)	(63,168)	(196,252)
Net (loss)/profit for the year	13	(1,135,963)	(27,056)	1,329,717

(Loss)/profit attributable to owners of the Company		(1,135,963)	(27,056)	1,329,717

Other comprehensive loss
Foreign currency translation adjustments		(20,696)	15,677	(516)
Comprehensive (loss)/income attributable to the Company’s shareholders		(1,156,659)	(11,379)	1,329,201

Earnings per share
Basic and diluted *	15	$(0.069)	$(0.003)	$0.180

Weighted average number of shares outstanding
Basic and diluted *		16,349,986	10,205,479	7,365,570

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

CELLYAN BIOTECHNOLOGY CO., LTD

CONSOLIDATED FINANCIAL POSITION

(Expressed in U.S. dollars, except for the number of shares)

		March 31,	March 31,
	Note	2026	2025
ASSETS
NON-CURRENT ASSETS:
Property and equipment, net	16	$58,671	$111,245
Intangible assets, net	17	76,643	96,437
Right of use assets, net	26	375,457	482,489
TOTAL NON-CURRENT ASSETS		510,771	690,171

CURRENT ASSETS:
Investment for funds at fair value through profit or loss	22	$-	$2,256,830
Inventories	18	360,107	559,982
Trade receivables, net	19	3,775,553	4,655,951
Other receivables and prepayments	19	7,955,044	447,912
Amount due from related parties	24	20,932	57,309
Restricted cash		-	400
Cash and cash equivalents	21	221,841	748,721
TOTAL CURRENT ASSETS		12,333,477	8,727,105
TOTAL ASSETS		$12,844,248	$9,417,276

LIABILITIES AND SHAREHOLDERS’ EQUITY
NON-CURRENT LIABILITIES:
Lease liabilities non-current portion	26	$65,275	$6,412
Long-term bank loan non-current portion	25	-	1,503,797
TOTAL NON-CURRENT LIABILITIES		65,275	1,510,209

CURRENT LIABILITIES:
Trade and other payables	23	$873,941	$1,821,759
Tax payable	12	17,188	105,058
Contract liabilities	7	127,464	124,507
Due to related parties	24	984,368	1,313
Lease liabilities – current portion	26	314,985	493,103
Current portion of long-term bank loan	25	877,904	371,558
TOTAL CURRENT LIABILITIES		3,195,850	2,917,298
TOTAL LIABILITIES		3,261,125	4,427,507

COMMITMENTS AND CONTINGENCIES		—	—

EQUITY:
Ordinary shares, 1,000,000,000 shares authorized, consisting of 940,000,000 Class A ordinary shares of $0.001 par value per share and 60,000,000 Class B ordinary shares of $0.001 par value per share *
Class A ordinary shares, 16,349,986 and 11,000,000 shares issued and outstanding at March 31, 2026 and March 31, 2025, respectively *	27	$16,350	$11,000
Class B Ordinary shares, 7,150,000 and nil shares issued and outstanding at March 31, 2026 and March 31, 2025, respectively *		7,150	-
Additional paid in capital	27	8,951,411	3,463,898
Shares subscription reserve	27	250,000	-
Retained earnings	28	368,089	1,504,052
Accumulated other comprehensive (loss) income	28	(9,877)	10,819
TOTAL SHAREHOLDERS’ EQUITY		9,583,123	4,989,769

TOTAL LIABILITIES AND EQUITY		$12,844,248	$9,417,276

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

CELLYAN BIOTECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(Expressed in U.S. dollars, except for the number of shares)

									Accumulated
	Ordinary shares				Additional	Shares			Other
	Class A		Class B		Paid-in	Subscription	Subscription	Accumulated	Comprehensive	Total
	Shares	Amount	Shares	Amount	Capital	Reserve	Receivable	Deficit	Income (loss)	Equity
Balance at March 31, 2023	6,843,000	$6,843	—	$—	$388,193	—	$(6,843)	$201,391	$(4,342)	$585,242
Class A capital injection	1,235,700	1,236	—	—	—	—	8,265	—	—	9,501
Class A shares issued for services	1,422,300	1,422	—	—	1,829,715	—	(1,422)	—	—	1,829,715
Class B capital injection	—	—	499,000	499	799,501	—	(300,000)	—	—	500,000
Net income	—	—	—	—	—	—	—	1,329,717	—	1,329,717
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(516)	(516)
Balance at March 31, 2024	9,501,000	$9,501	499,000	$499	$3,017,409	—	$(300,000)	$1,531,108	$(4,858)	$4,253,659
Class B capital injection	—	—	—	—	—	—	300,000	—	—	300,000
Class B shares converted into Class A shares	499,000	499	(499,000)	(499)	—	—		—	—	—
IPO subscription	1,000,000	1,000	—	—	3,999,000	—	—	—	—	4,000,000
Deferred IPO costs and IPO costs	—	—	—	—	(3,552,511)	—	—	—	—	(3,552,511)
Net loss	—	—	—	—	—	—	—	(27,056)	—	(27,056)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	15,677	15,677
Balance at March 31, 2025	11,000,000	$11,000	—	$—	$3,463,898	—	$—	$1,504,052	$10,819	$4,989,769
Private placement	12,499,986	12,500	—	—	6,487,513	—	—	—	—	6,500,013
Class A shares converted into Class B shares	(7,150,000)	(7,150)	7,150,000	7,150	—	—	—	—	—	—
Offering cost					(1,000,000)	—	—	—	—	(1,000,000)
Exercise of warrants	—	—	—	—	—	250,000	—	—	—	250,000
Net loss	—	—	—	—	—	—	—	(1,135,963)	—	(1,135,963)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(20,696)	(20,696)
Balance at March 31, 2026	16,349,986	$16,350	7,150,000	$7,150	$8,951,411	$250,000	$—	$368,089	$(9,877)	$9,583,123

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

CELLYAN BIOTECHNOLOGY CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except for the number of shares)

	For the Years Ended
	March 31,
	2026	2025	2024
Cash flows from operating activities:
Net (loss) profit	$(1,135,963)	$(27,056)	$1,329,717
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	86,536	75,766	64,237
Allowance for expected credit losses	43,082	—	—
Revaluation (gain) loss on financial assets	(75,095)	43,145	—
Loss on disposal of PPE	27,112	—	10,851
Gain on disposal of a subsidiary	-	—	(11,559)
Amortization of ROU assets	600,581	997,605	861,339
Changes in operating assets and liabilities:
Trade receivables	842,768	(918,793)	(2,047,556)
Inventories	196,490	378,199	(741,950)
Other receivables and prepayments	(365,537)	(98,199)	(44,043)
Trade and other payables	(940,142)	396,883	(105,220)
Contract liabilities	3,931	(67,575)	(77,797)
Taxes payable	(87,469)	(114,874)	196,252
Amount due from/to related parties, net	52,104	(95,887)	171,399
Net cash (used in) provided by operating activities	(751,602)	569,214	(394,330)

Cash flows from investing activities:
Additions to property, plant and equipment	(35,470)	(69,916)	(52,736)
Additions to intangible assets	(7,073)	(85,072)	(35,282)
Proceeds from (investment to) funds	900,000	(2,299,975)	—
Proceeds on disposal of property, plant and equipment	—	—	33,229
Repayment from related parties	—	—	186,171
Loan to related parties	—	—	(172,178)
Net cash provided by (used in) investing activities	857,457	(2,454,963)	(40,796)

Cash flows from financing activities:
Repayment of bank loans	(987,637)	(237,826)	(196,820)
Proceeds from bank loans	-	769,922	1,374,690
Capital contribution from shareholders	-	300,000	509,501
Private placement or IPO capital raised	-	4,000,000	—
Offering costs paid	-	(1,377,579)	(345,217)
Repayment of long-term payable	-	—	(22,969)
Repayment of loan to related parties	(1,127,378)	(1,275,990)	(701,694)
Loan from related parties	2,097,519	819,175	767,757
Decrease of lease liabilities, net	(612,729)	(1,002,588)	(847,933)
Net cash (used in) provided by financing activities	(630,225)	1,995,114	537,315

Effect of exchange rates changes on cash	(2,910)	12,499	455
Net increase in cash and restricted cash	(527,280)	121,864	102,644
Cash and restricted cash, beginning of the year	749,121	627,257	524,613
Cash and restricted cash, end of the year	$221,841	$749,121	$627,257

	March 31,	March 31,	March 31,
	2026	2025	2024
Supplemental cash flow disclosures:
Cash paid for interest (exclusive of interest for lease liability)	$85,711	$97,667	$82,766
Cash paid for income tax	$38,876	$294,831	$—

Non cash investing and financing activities:
Right-of-use assets obtained in exchange for operating new lease liabilities	$503,561	$882,876	$1,086,881
Right-of-use assets and operating lease liabilities modification	(6,793)	(137,128)
Liquidation of investment funds but not received	1,431,925	—	—
Shares issued advanced amortized for deferred IPO costs	—	914,857	914,857
Shares issued in advance for services	—	—	914,858
Deferred IPO cost charge to Additional paid in capital	—	3,552,511	—
Private placement proceeds received by digital assets	6,750,013	—	—
Offering cost paid by digital assets	1,000,000	—	—
Prepayments and expenses paid by digital assets	5,750,013	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CELLYAN BIOTECHNOLOGY CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Cellyan Biotechnology Co., Ltd (f.k.a. Hong Kong Pharma Digital Technology Holdings Limited) (“Cellyan” or “the Company”) is an exempted limited liability company formed under the laws of the Cayman Islands on August 17, 2023. The Company is an investment holding company and its subsidiaries (together, the “Group”) are principally engaged in the OTC pharmaceutical business through its wholly owned subsidiaries, Joint Cross Border Logistics Company Limited (“JCB”) and V-Alliance Technology Supplies Limited (“VA”), each a limited liability corporation incorporated in Hong Kong and collectively referred to as HK Subsidiaries. There are two main categories of business offering: (i) OTC pharmaceutical cross-border e-commerce supply chain services, primarily conducted through our Hong Kong subsidiary, JCB, which we refer to as the “Supply Chain Services” division and (ii) OTC pharmaceutical cross-border procurement and distribution, primarily conducted through our Hong Kong subsidiary, VA, which we refer to as the “Procurement and Distribution” division.

As of March 31, 2026 the Company’s subsidiaries and consolidated affiliated entities were as follows:

Subsidiaries	Date of Incorporation or acquisition	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Joint Cross Border Logistics Company Limited (“JCB”)	July 18th, 2017	Hong Kong, PRC	100%	custom clearance, drugs enlisting, warehouse services and other logistics services
V-Alliance Technology Supplies Limited (“VA”)	September 1st, 2016	Hong Kong, PRC	100%	procurement and distribution of pharmaceutical products
New Ben Global Enterprises Limited *	March 18, 2026	Hong Kong, PRC	100%	No activity

*	The Company disposed this company to original shareholder on July 15, 2026.

Reorganization

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries. The reorganization of the legal structure was completed on December 7, 2023. The reorganization involved:

(i)	The transfer of all the shareholder equity interest in JCB to the Company on December 7, 2023;

(ii)	The transfer of all the shareholders’ equity interest in VA to the Company on December 7, 2023;

Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholder, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. IFRS does not have a standard nor cover combination under common control, and the Company chooses to adapt from US GAAP ASC is not contradictory to compliance with IFRS. Therefore, the consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5. Therefore, all subsidiaries are consolidated under common control basis. All references to the number of ordinary shares and per share data in the accompanying consolidated financial statements have been retrospectively restated to reflect the reorganization. However, the shares issued to new investors on and after December 1, 2023 were not part of the reorganization and have been accounted for prospectively.

NOTE 2 — ADOPTION OF NEW AND REVISED STANDARDS

Adoption of new and revised Standards — For the purpose of preparing and presenting the consolidated financial statements for the years ended March 31, 2024, 2025 and 2026, the Group has consistently applied the accounting policies which conform with International Financial Reporting Standards (“IFRS Accounting Standards”), which are effective for the accounting periods beginning on or after April 1, 2023, throughout the year ended March 31, 2026.

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

New and revised IFRS Accounting Standards in issue but not yet effective

At March 31, 2026, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

●	Annual improvements to IFRS- Volume 11 (1)

●	Third Edition IFRS for SMEs Standard (1)

●	Amendments to IFRS 9 and IFRS 7: Disclosures – Classification and Measurement of Financial Instruments (1)

●	Amendments to IFRS 9 and IFRS 7: Contracts referencing nature-dependent electricity (1)

●	IFRS 18 Presentation and Disclosure in Financial Statements (2)

(1)	Effective for annual periods beginning on or after January 1, 2026, with early application permitted.

(2)	Effective for annual periods beginning on or after January 1, 2027, with early application permitted.

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

Going concern

These financial statements are prepared under the fundamental going-concern accounting basis. Management has completed its going-concern assessment for the twelve-month period subsequent to the reporting date.

During the year ended 31 March 2026, the Company incurred a net loss of approximately $1.1 million and net cash outflows from operating activities of $0.8 million, together with a material decline in operating revenues. In addition, on 12 January 2026, the Company received a minimum bid-price deficiency notice from The Nasdaq Stock Market LLC, as the closing bid price of its Class A ordinary shares had been below US$1.00 for 30 consecutive trading days. The Company is granted grace periods to regain compliance with Nasdaq Listing Rule 5550(a)(2). Failure to cure the price deficiency may result in delisting from Nasdaq, which could adversely affect the Company’s ability to raise equity capital through the public market.

Management has performed a going-concern assessment covering a period of not less than twelve months from the reporting date. In performing this assessment, management considered the following mitigating factors: (a) The Company had working capital of $9,107,627 as at 31 March 2026, providing substantial short-term liquidity resources; (b) Subsequent to the reporting date, the Company received cash proceeds of $1.4 million from disposal of fund investments on June 26, 2026. Management assessed that existing working capital would be sufficient to meet forecast operating cash requirements even if actual results are worse than projected.

After considering these adverse events and mitigating factors in aggregate, management concluded that there is no material uncertainty that casts significant doubt upon the Company’s ability to continue as a going concern. Accordingly, the financial statements continue to be prepared on a going-concern basis.

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

The acquisition method of accounting is used to account for business combinations by the Group. One subsidiary was acquired during the year ended March 31, 2026. No subsidiaries were acquired during the years ended March 31, 2025 and 2024.

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

Foreign currencies

Functional and presentation currency

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The Company’s consolidated financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated statements of financial position. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income (loss).

Since the Company operates primarily in Hong Kong, the Company’s functional currency is Hong Kong dollar (“HK$”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”).

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31,	March 31,	March 31,
	2026	2025	2024
HK$ Balance sheet items, except for equity accounts	US$1= HK$7.8400	US$1= HK$7.7799	US$1=HK$7.8259
HK$ Items in the statements of income and cash flows	US$1= HK$7.8038	US$1= HK$7.7930	US$1=HK$7.8247
RMB balance sheet items, except for equity accounts	N/A	N/A	US$1=RMB 7.2203
RMB Items in the statements of income and cash flows	N/A	N/A	US$1=RMB 7.1671

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

Some of the contracts include penalty clause to adjust down the price to the Company if the Company are not able to meet certain logistics requirements. The Company estimates the penalty amount as a liability at each period end and adjusts the revenue accordingly. When the amount is confirmed by the customer, the liability will be revised accordingly. As of March 31, 2026, 2025 and 2024, the liability is zero.

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

Other income

Other income includes government grants and penalty income. Subsidy income is recognized upon receiving the government grants. The government grants during the year ended March 31, 2026 represents the maternity benefit. No government grants were recorded during the years ended March 31, 2025. The government grants during the year ended March 31, 2024 represents the special subsidy for the disable employees and for the Company maintained employees during COVID period, respectively.

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

A lessee’s early termination of a lease contract constitutes a lease modification under IFRS 16, whereby the contractual lease term is fully curtailed prior to its original maturity date, with immediate cessation of the right-of-use asset utilization. For all lease modifications that result in partial or full lease termination (including voluntary early termination by the Company as lessee), the lease liability is remeasured based on the revised terminated lease term and revised termination-related lease payments at the modification effective date, using the Company’s updated incremental borrowing rate or the lease’s implicit rate (where determinable). The carrying amount of the right-of-use asset is proportionately reduced to reflect the terminated portion of the lease. Any net difference arising from the derecognition of the adjusted lease liability and the write-down of the related right-of-use asset, together with any applicable early termination penalties, is recognized immediately in profit or loss as a net gain or loss on lease termination in the reporting period of termination.

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

Crypto assets

The Group accounts for crypto assets in accordance with the IFRIC June 2019 Agenda Decision and IAS 38 Intangible Assets. Crypto assets held by the Group are not issued by a central bank, do not constitute legal tender, and do not provide the Group with an enforceable contractual right to receive fixed cash flows from any third party. Accordingly, such crypto assets are neither cash, cash equivalents nor financial assets under IAS 32 and IFRS 9.

The Group’s ordinary business does not include trading of digital assets for short-term profit. Crypto assets are held for operational purposes, including settlement of supplier payments and occasional disposal, and therefore do not qualify as inventory under IAS 2. The Group classifies such crypto assets as identifiable non-monetary intangible assets with indefinite useful lives.

Crypto assets are initially measured at fair value at the transaction date when received as non-cash consideration. The Group applies the cost model for subsequent measurement, whereby crypto assets are carried at cost less accumulated impairment losses. No amortization is recognized. In accordance with IAS 36, the Group assesses impairment indicators at each reporting date. Any impairment losses are recognized in profit or loss and cannot be reversed in subsequent periods, even if market prices recover.

Crypto assets are derecognized upon disposal, transfer for settlement of obligations or when no future economic benefit is expected. Gains and losses arising from derecognition are recognized in profit or loss.

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

Retained profits include all current and prior period results as determined in the consolidated statement of comprehensive income.

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

Income Tax

Significant judgment is involved in determining the Group’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amount of the Group’s income tax payable as at March 31, 2026, 2025 and 2024 amounted to $17,188, $105,058 and $218,831, respectively.

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

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments consist of Level 1 and Level 2 assets.

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

During the years ended March 31, 2026, 2025 and 2024, the Company recognized impairment losses of $37,226, $nil and $nil, respectively.

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

As of March 31, 2026, 2025 and 2024, the Company did not identify any accounts receivable requiring write-off. All trade receivables outstanding as of March 31, 2024 and 2025 were fully collected in subsequent periods. Accordingly, no allowance for expected credit losses was recorded for the years ended March 31, 2024 and 2025. For the fiscal year ended March 31, 2026, a receivable balance of $5,829 was determined to be uncollectible, for which a specific allowance was established as at March 31, 2026.

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

Information about major customers

Major distributors that make up 10% or more of revenue are as below:

	2026	2025		2024
Customer A	$1,410,707	$	*	$2,581,838
Customer B	*		*	2,002,134
Customer C	*		2,343,203	-
Customer D	1,619,061
Total revenue	$13,433,507		$20,313,818	$16,688,364

*	The revenue of this customer is not over 10% of total revenue of the Company.

Information about major suppliers

Major suppliers that make up 10% or more of purchases are as below:

	2026	2025	2024
Supplier A	$3,312,503	$2,455,561	$2,794,019
Supplier B	*	2,234,603	*
Supplier C	*	2,021,643	*
Supplier D	1,635,448	*	*
Total purchase	$12,047,198	$17,898,659	$13,129,699

*	The purchase from this supplier is not over 10% of total purchase of the Company.

NOTE 7 — REVENUE

	2026	2025	2024
Supply chain services	$7,557,193	$12,481,187	$10,145,855
Procurement and distribution	5,872,130	7,511,591	6,217,798
Consignment sales and other revenue	4,184	321,040	324,711
Total Revenue	$13,433,507	$20,313,818	$16,688,364

During the years ended March 31, 2026, 2025 and 2024, $7,557,193, $12,481,187 and $10,145,855 of revenue were recognized, respectively, over time when services are delivered to customers over a short period of time. During the years ended March 31, 2026, 2025 and 2024, $5,876,314, $7,832,631 and $6,542,509 of revenue were recognized, respectively, point in time when the goods are delivered to customers.

The Company presents the consideration that a customer pays before the Company transfers a service or goods to the customer as a contract liability when the payment is made. Contract liability is the Company’s obligation to transfer services to a customer for which the Company has received consideration from the customer. As of March 31, 2026, the balance of contract liability was $127,464. The contract liability amounted to $124,507 and $191,066 as of March 31, 2025 and 2024, respectively, were recognized as revenue within the year ended March 31, 2026 and 2025, respectively.

NOTE 8 — BREAKDOWN OF EXPENSES BY NATURE

Cost of revenue mainly comprises the cost of products purchased, cost of packing material, transportation cost, warehouse leasing cost, labor cost, compensation cost for loss of goods, outsourcing packing cost, and other direct costs.

Selling, general and administrative expenses comprise labor costs, depreciation and amortization, professional expenses, utility expenses and other office expenses.

The following table shows a breakdown of cost of sales, Selling, general and administrative expenses of all business for the periods presented for each category:

	2026	2025	2024
Changes in inventories of merchandised goods	$5,728,614	$7,521,466	$6,023,207
Storage cost	740,994	1,034,158	926,131
Transportation cost	3,510,296	6,361,180	2,865,295
Consumption of packing material	653,176	1,073,720	939,350
Depreciation and amortization	79,002	66,091	58,235
Labor cost	1,894,087	2,610,377	2,831,507
Outsourcing expenses	424,800	626,939	460,503
Others	1,411,304	820,587	914,926
Total cost of sales, selling, general and administrative expenses	$14,442,273	$20,114,518	$15,019,154

NOTE 9 — OTHER INCOME

	2026	2025	2024
Government grants	$1,470	$-	$2,052
Others	3,857	1,466	1,986
Total	$5,327	$1,466	$4,038

NOTE 10 — OTHER GAIN (LOSSES), NET

	2026	2025	2024
Foreign currency exchange loss	$(39,446)	$(7,541)	$(63,225)
Gain on disposal of a subsidiary	-	-	11,559
Loss on disposal of property, plant and equipment	(27,112)	(7,526)	(10,851)
Penalty	-	(10,516)	-
Revaluation gain (loss) on investment funds	75,095	(43,145)	-
Others	-	-	(2,470)
Total	$8,537	$(68,728)	$(64,987)

NOTE 11 — FINANCE COSTS, NET

	2026	2025	2024
Interest income on bank balance	$454	$1,741	$474
Finance income	454	1,741	474

Interest expenses for lease liability	(22,562)	(34,775)	(31,882)
Interest expenses on loans and long-term payable	(111,287)	(62,892)	(50,884)
Finance costs	(133,849)	(97,667)	(82,766)

Finance costs, net	$(133,395)	$(95,926)	$(82,292)

NOTE 12 — INCOME TAX EXPENSE

	2026	2025	2024
Hong Kong enterprises income tax:
Current tax	$7,666	$63,168	$196,252
Deferred tax	—	—	—
Total	$7,666	$63,168	$196,252

Cellyan Biotechnology Co., Ltd was incorporated in the Cayman Islands, and, under the current laws of the Cayman Islands, is not subject to income taxes.

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

The following table reconciles the statutory rate to the Company’s effective tax rate for the years ended March 31, 2026, 2025 and 2024:

	2026	2025	2024
Hong Kong Statutory income tax rate	16.5%	16.5%	16.5%
Permanent difference for non-deductible expense	-%	44.8%	0.6%
Permanent difference for non-taxable income	(0.6)%	(2.0)%	(0.6)%
Deferred tax not provided for	(1.1)%	(11.2)%	(0.2)%
Previous years’ operating loss deducted in current year	-%	-%	(0.7)%
Effect of Hong Kong preferential tax rate	0.6%	(59.7)%	(2.8)%
Effect of different tax jurisdiction	(16.1)%	186.5%	0%
Effective tax rate	(0.7)%	174.9%	12.8%

NOTE 13 — PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	2026	2025	2024
Depreciation of property, plant and equipment	$60,497	$55,009	$56,743
Amortization of intangible assets	26,039	20,757	7,494
Amortization of ROU assets	600,581	997,605	861,339
Allowance for expected credit losses	43,082	-	-

NOTE 14 — DIRECTORS’ EMOLUMENTS

The emoluments paid or payable to the directors of the Company were as follows:

	2026	2025	2024
Salaries
Lap Sun Wong	$38,955	$89,824	$76,668
Zhifang Zhang	6,407	89,824	76,668
Wu Jingyan	10,417	-	-
Zhou Mike Yao	7,479	-	-
Liang Chenyu	6,415	-	-
Zou Yue	7,692	-	-
Chan Kam Leung	15,385	-	-
Lai King Yin	8,974	-	-
Total	$101,724	$179,648	$153,336

NOTE 15 — EARNINGS PER SHARE

	2026	2025	2024
Basic (Loss) Earnings Per Share Numerator
Profit for the year attributable to owners of the Company	(1,135,963)	(27,056)	1,329,717

Diluted Earnings Per Share Numerator
Profit for the year attributable to owners of the Company	(1,135,963)	(27,056)	1,329,717

Basic Earnings Per Share Denominator
Original shares (Class A and Class B common share):	11,000,000	10,000,000	6,843,000
Additions from actual events:
– Issuance of ordinary shares, weighted	5,349,986	205,479	522,570
Basic weighted average shares outstanding	16,349,986	10,205,479	7,365,570

Diluted Earnings Per Share Denominator
Basic weighted average shares outstanding	16,349,986	10,205,479	7,365,570
Dilutive shares: Potential additions from dilutive events:
	—	—	—
Diluted Weighted Average Shares Outstanding:	16,349,986	10,205,479	7,365,570

Earnings Per Share
– Basic*	$(0.069)	$(0.003)	$0.180
– Diluted* #	$(0.069)	$(0.003)	$0.180
Weighted Average Shares Outstanding
– Basic*	16,349,986	10,205,479	7,365,570
– Diluted* #	16,349,986	10,205,479	7,365,570

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

#	The 24,999,972 shares issuable under the warrants have not been included, as the Company’s loss status results in these warrants being anti-dilutive.

NOTE 16 — PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Warehouse equipment	Furniture and fixtures	Office equipment	Electronic equipment	Total
COST
At March 31, 2025	$67,424	$114,227	$13,130	$4,586	$53,719	$253,086
Additions	6,151	29,319	-	-	-	35,470
Written-off	(8,957)	(38,056)	-	(982)	-	(47,995)
Translation adjustment	$(504)	$(835)	$(101)	$(30)	$(412)	$(1,882)
At March 31, 2026	$64,114	$104,655	$13,029	$3,574	$53,307	$238,679

DEPRECIATION
At March 31, 2025	$(44,668)	$(46,211)	$(10,223)	$(3,382)	$(37,357)	$(141,841)
Additions	(22,473)	(25,094)	(1,925)	(488)	(10,517)	(60,497)
Written-off	4,808	15,794	-	458	-	21,060
Translation adjustment	$424	$397	$88	$26	$335	$1,270
At March 31, 2026	$(61,909)	$(55,114)	$(12,060)	$(3,386)	$(47,539)	$(180,008)

CARRYING AMOUNT
At March 31, 2025	$22,756	$68,016	$2,907	$1,204	$16,362	$111,245
At March 31, 2026	$2,205	$49,541	$969	$188	$5,768	$58,671

Depreciation is provided on straight-line basis for all property, plant and equipment over their estimated useful lives of the assets as follows:

	Useful life	Residual Value
Leasehold improvements-warehouse and offices	Shorter of estimated useful life of 5 years or expected lease term	Nil
Warehouse equipment	5 years	Nil
Furniture and fixtures	5 years	Nil
Office equipment	5 years	Nil
Motor vehicles	5 years	Nil
Electronic equipment	5 years	Nil

NOTE 17 — INTANGIBLE ASSETS

Amount
COST
At March 31, 2025	$127,462
Additions for the year	7,073
Disposal for the year	(354)
Translation adjustment	$(1,008)
At March 31, 2026	$133,173
AMORTIZATION
At March 31, 2025	$(31,025)
Charge for the year	(26,039)
Disposal for the year	177
Translation adjustment	$357
At March 31, 2026	$(56,530)
CARRYING AMOUNTS
At March 31, 2025	$96,437
At March 31, 2026	$76,643

NOTE 18 — INVENTORIES

	As at March 31, 2026	As at March 31, 2025
Low value consumables	$22,105	$40,837
Merchandised goods	338,002	519,145
Provision for obsolete inventories	$-	$-
Total	$360,107	$559,982

None of the inventory are expired. There was no inventory provision or written-off during the years ended March 31, 2026, 2025 and 2024.

NOTE 19 — TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at March 31, 2026	As at March 31, 2025
Trade receivables	$3,781,382	$4,655,951
Allowance for expected credit losses	(5,829)	-
Total	$3,775,553	$4,655,951

The aging analysis of trade receivables is as follows:

	As at March 31, 2026	As at March 31, 2025
Less than 90 days	$1,958,709	$2,589,404
90-180 days	388,897	1,408,516
180-365 days	1,331,944	658,031
>365 days	101,832	-
Total	$3,781,382	$4,655,951

The breakdown of other receivable and prepayments is as follows:

	As at March 31, 2026	As at March 31, 2025
Prepayments (1)	$5,956,451	$163,366
Receivable of investment liquidation proceeds (2)	1,431,925	-
Prepaid expenses	366,849	-
Deposits and advance to employees for business purpose	236,873	284,546
Impairment for doubtful accounts (3)	(37,054)	-
Total	$7,955,044	$447,912

(1)	Prepayments include advances to suppliers and prepaid expenses. As of March 31, 2026, included within prepayments, an amount of $5,750,000 represents an advance payment made to a supplier for the procurement of a consignment of Chinese medicinal materials.

(2)	During the year ended March 31, 2026, the Company negotiated with the fund manager to early redeem the investment in several installments with the final payment extended to June 30, 2026 at the latest. As of March 31, 2026, $900,000 was received. The final instalment amount of $1,431,925, with latest payment date of June 30, 2026, was recorded as receivable of investment liquidation proceeds. As of June 26, 2026, the receivable was fully collected.

(3)	A prepayment of $37,054 to a supplier was determined to be irrecoverable, and a full valuation allowance was recorded as at March 31, 2026.

Prepaid expenses represent the IT security expense prepaid for a year, yet to be amortized.

Deposits represent the deposit for rentals or utilities.

The fair value of trade and other receivables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values. No credit term is granted to debtors.

NOTE 20 — DIGITAL ASSETS

Movements of digital assets are as follows:

	As at March 31, 2026	As at March 31, 2025
Opening carrying amount	$-	$-
Additions during the period (received in USDT)	6,750,013	-
Derecognition upon settlement	(6,750,013)	-
Closing carrying amount	$-	$-

The Company completed a private placement, under which investors exercised their warrants and contributed digital assets (USDT) with a fair value of US$6,750,013 to the Company. The USDT received was subsequently transferred to two suppliers as consideration for services rendered and advance payments for inventory procurement, resulting in the full derecognition of these digital assets in the current reporting period.

NOTE 21 — CASH AND CASH EQUIVALENTS

	As at March 31, 2026	As at March 31, 2025
Cash on hand	$665	$3,107
Cash at bank	221,176	745,614

Total	$221,841	$748,721

Cash and cash equivalents comprise cash held by the Group and cash at bank. Cash at bank as at March 31, 2026 and 2025 carry interest at market rates which ranged from 0.125% to 0.30% per annum. Majority of our cash is deposited with financial institution in Hong Kong.

NOTE 22 — INVESTMENT FOR FUNDS at fair value through profit or loss

	2026	2025
Beginning balance	$2,256,830	$2,299,975
Redemption	(900,000)	-
Liquidated but not received	(1,431,925)	-
Revaluation gain (loss)	$75,095	$(43,145)
Fair value of investment for funds as at March 31,	$-	$2,256,830

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

During the year ended March 31, 2026, the Company negotiated with the fund manager to early redeem the investment in several installments with the final payment deadline extended to June 30, 2026 at the latest. As of March 31, 2026, the Company received first two installments with amount of $900,000. The final instalment of $1,431,925 including all accrued interest and outstanding management fees should be paid by June 30, 2026. This final instalment payment was classified as other receivable on the Company’s balance sheet, and the difference between the receivable balance and the fund’s carrying value was recognized as a fund revaluation gain in profit or loss. As of June 26, 2026, the receivable was fully collected.

NOTE 23 — TRADE AND OTHER PAYABLES

	As at March 31, 2026	As at March 31, 2025
Trade payables	$812,156	$1,727,809
Employee benefits payable	40,457	68,885
Accrual and other payables	$21,328	$25,065
Total	$873,941	$1,821,759

The fair value of trade and other payables have not been disclosed as, due to their short duration, management considers the carrying amounts recognized in the consolidated statements of financial position to be reasonable approximation of their fair values.

Trade payables comprise amounts outstanding for trade purchase. The aging analysis of trade payables is as follows:

	As at March 31, 2026	As at March 31, 2025
<90 days	$753,343	$1,534,745
90-180 days	363	139,958
180-365 days	-	31,772
>365 days	$58,450	$21,334
Total	$812,156	$1,727,809

NOTE 24 — RELATED PARTIES

(1)	Nature of relationship with related parties

Name	Relationship with the Group
Mr. Lap Sun Wong	Chairman of the Board of Directors the Company
Mr. Zhifang Zhang	A former Director
Wing Hong Pharmaceutical Limited	A company is controlled by one Director of the Company
Hong Kong Hao Le Ku Limited	A company was controlled by COO of the Company *
Billion Built International Limited	A company is controlled by the Chairman of the Company
Fame overseas Supply Chain Limited	A company is controlled by the Chairman of the Company
Ms. Liying Wang	Ultimate controlling person
Mr. Liang Chenyu	A Director of the Company
LS International Holdings Limited	A company was controlled by two Directors of the Company **
My Brand Management Limited	A company is controlled by the Chairman of the Company
HongKong Profit Fields Group Limited	A company was a minority shareholder of the Company **
Hangzhou Liku Electronic Commercial Co., Ltd.	A company was controlled by son of the Chairman of the Company **

*	From January 9, 2024, Hong Kong Hao Le Ku Limited was not a related party of the Company.
**	Upon IPO, these companies were not related parties of the Company.

(2)	Significant receivables/(payables), on a net basis, between the Group and the above related parties:

Name	As at March 31, 2026	As at March 31, 2025
Wing Hong Pharmaceutical Limited	$20,932	$80
Fame overseas Supply Chain Limited	-	5,814
Billion Built International Limited	-	51,415
Total	$20,932	$57,309

Name	As at March 31, 2026	As at March 31, 2025
Mr. Lap Sun Wong	$(665,462)	$(115)
Mr. Zhifang Zhang	-	(1,198)
Liang Chenyu	$(3,061)	$-
Liying Wang	(315,845)
	$(984,368)	$(1,313)

Related parties receivables/(payables) were unsecured, non-interest bearing and repayment on demand.

The above related parties receivables/(payables) did not include the loans as disclosed in Note 29

(3)	Significant related parties transactions between the Group and the above related parties for the year ended March 31, 2026:

Name	Sales to	Paid on behalf	Purchase from	Loan from
Mr. Lap Sun Wong	$—	$—	$—	$1,786,430
Ms Liying Wang	—	16,000	—	—
Billion Built International Limited	—	—	66,788	—
Wing Hong Pharmaceutical Limited	40,944	292	—	—
Fame overseas Supply Chain Limited	$—	$—	$—	$—

(4)	Significant related parties transactions between the Group and the above related parties for the year ended March 31, 2025:

Name	Sales to	Paid on behalf	Purchase from	Loan from
Mr. Lap Sun Wong	$—	$—	$—	$248,023
Mr. Zhifang Zhang	—	—	—	571,152
Billion Built International Limited	—	—	—	—
Wing Hong Pharmaceutical Limited	—	138	—	—
Fame overseas Supply Chain Limited	$—	$2,281	$—	$—

(5)	Significant related parties transactions between the Group and the above related parties for the year ended March 31, 2024:

Name	Sales to	Purchase from	Loan to	Loan from
Mr. Lap Sun Wong	$—	$—	$—	$243,427
Mr. Zhifang Zhang	—	—	—	124,889
LS International Holdings Limited	—	—	3,025	—
My Brand Management Limited	—	—	876	—
Billion Built International Limited	—	—	24,282	—
Wing Hong Pharmaceutical Limited	36,628	—	140,489	—
HongKong Hao Le Ku Limited	—	306,948	—	399,954
HongKong Profit Fields Group Limited	—	28,662	—	—
Hangzhou Liku Electronic Commercial Co., Ltd.	$—	237,777	—	—
Fame overseas Supply Chain Limited	—	$—	$3,510	$—

NOTE 25 — SHORT-TERM AND LONG-TERM BANK LOAN

	As at March 31, 2026	As at March 31, 2025
Instalment bank loan – current portion	$877,904	$371,558
Instalment bank loan – noncurrent portion	-	1,503,797
Total loan	$877,904	$1,875,355

Bank loans represent the amounts due to various banks. As of March 31, 2026 and 2025, long-term bank loans consisted of the following:

Summary of Current portion of long-term bank loans

	Annual Interest	Last payment	As at March 31,	As of March 31,
	Rate	date	2026	2025
Current portion of long-term bank loans:
Bank of China Ltd. (1)	2.5% below Hong Kong Dollar Prime Rate	February 4, 2026	-	51,307
Bank of China Ltd. (1)	2.5% below Hong Kong Dollar Prime Rate	October 19, 2033	762,543	88,852
Livi Bank (1)	4.02%	January 10, 2030	-	131,881
Standard Chartered Bank (2)	3.96%	April 24, 2027	$115,361	$99,518
Total			$877,904	$371,558

Summary of non-current portion of long-term bank loans

	Annual Interest	Last payment	As at March 31,	As of March 31,
	Rate	date	2026	2025
Non-current portion of long-term bank loans:
Bank of China Ltd. (1)	2.5% below Hong Kong Dollar Prime Rate	February 4, 2026	$-	$-
Bank of China Ltd. (1) *	2.5% below Hong Kong Dollar Prime Rate	October 19, 2033	-	769,002
Livi Bank (1)	4.02%	January 10, 2030	-	618,543
Standard Chartered Bank (2) *	3.96%	April 24, 2027	$-	$116,252
Total			$-	$1,503,797

(1)	The loans are guaranteed by Mr. Wong, Chairman of the Board of Directors of the Company.

(2)	The loan is guaranteed by Mr. Wong, Chairman of the Board of Directors of the Company, and Mr. Zhang, a former Director of the Company.

*	As the loans can be asked for redemption by banks, these loans were reclassified as current liability.

NOTE 26 — LEASE

The Company primarily has operating leases for warehouse, administrative offices and dormitories, through third-parties. A summary of supplemental balance sheet information related to operating leases as of March 31, 2026 and 2025 was as follows:

	As at March 31, 2026	As of March 31, 2025
Lease right-of-use assets, net	$375,457	$482,489

Lease liabilities, current	314,985	493,103
Lease liabilities, non-current	65,275	6,412

Total lease liabilities	$380,260	$499,515

Weighted average remaining lease term	16.3 months	10.7 months

Weighted average discount rate*	3.33%	3.48%

*	The discount rate is based on its incremental internal long-term bank loan borrowing rate. In addition, since all of the Company’s leases are warehouse lease which are all located in Hong Kong, which have similar nature and similar economic environment, the Company use the same discount rate for all of lease agreements.

2026
Lease right-of-use assets, net as of March 31, 2025	$482,489
Addition during the fiscal year ended March 31, 2026	503,561
Right-of-use assets modification	(6,793)
Right-of-use assets amortization	(600,581)
Foreign currency translation adjustments	$(3,219)
Lease right-of-use assets, net as of March 31, 2026	$375,457

2026
Total lease liabilities as of March 31, 2025	$499,515
Addition during the fiscal year ended March 31, 2026	503,561
Total lease liabilities modification	(6,793)
Repayment	(612,729)
Foreign currency translation adjustments	$(3,294)
Total lease liabilities as of March 31, 2026	$380,260

A summary of lease expenses recognized in the consolidated statement of income and comprehensive income(loss) for the years ended March 31, 2026 and 2025 and supplemental cash flow information related to operating leases were as follows:

	For the year ended March 31 2026	For the year ended March 31 2025
Operating lease expenses – short-term lease	$13,936	$46,695

Interest for lease liability	22,562	34,775

Right-of-use assets amortization	$600,581	$997,605

Minimum future lease payments under non-cancellable operating leases described above as of March 31, 2026 were as follows:

As at March 31, 2026
By March 31, 2027	$322,704
By March 31, 2028	61,224
By March 31, 2029	5,102
Total future lease payments	389,030
Less: present value discount	(8,770)

Total operating lease liabilities	$380,260

NOTE 27 — SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL

Following table illustrate the total IPO costs deducted to the additional paid-in capital

As at March 31, 2025
Deferred IPO costs as of March 31, 2024	$1,260,075
IPO costs paid during the year ended March 31, 2025	1,377,579
Shares issued advanced amortized for deferred IPO costs	914,857

Total IPO costs deducted to the additional paid-in capital during the year ended March 31, 2025	$3,552,511

	Number of shares	Amount	Additional Paid-in Capital
Authorized Class A Ordinary shares of US$0.001 as at March 31, 2026 *	940,000,000	$940,000	$—
Authorized Class B Ordinary shares of US$0.001 as at March 31, 2026 *	60,000,000	$60,000	$—
Issued Class A Ordinary shares of US$0.001 as at March 31, 2025 *	11,000,000	$11,000	$3,463,898
Issued Class B Ordinary shares of US$0.001 as at March 31, 2025 *	—	$—	$—
Issued Class A Ordinary shares of US$0.001 as at March 31, 2026 *	16,349,986	$16,350	$8,951,411
Issued Class B Ordinary shares of US$0.001 as at March 31, 2026 *	7,150,000	$7,150	$—

*	The Company effected a 1:10 forward stock split on October 24, 2024, as a result, the shares issued and outstanding and per share number presented here are adjusted retrospectively.

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

On January 1, 2026, the Company repurchased 7,150,000 Class A ordinary shares, from controlling shareholder, with consideration of $1.

On March 25, 2026, the Company completed a private placement, by issuance 12,499,986 shares of Class A ordinary shares and 24,999,972 warrants, raising aggregate gross proceeds of $6,500,013. The warrants qualify as equity instruments and are recorded within additional paid-in capital.

Class B Ordinary Shares

On January 1, 2026, the Company issued 7,150,000 Class B ordinary shares with consideration of $1, which is used by the Company to repurchase 7,150,000 Class A ordinary shares.

Shares Subscription Reserve

On March 25, 2026, the private placement investors injected cash of $250,000 to exercise all the 24,999,972 warrants to subscribe 24,999,972 shares of Class A ordinary shares of the Company. As of March 31, 2026, the Company has not issued the shares yet. $250,000 was recorded as shares subscription reserve. In April 2026, the Company has issued the 24,999,972 subscription shares.

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

The Group monitors capital using the Gearing Ratio, which is net debt divided by total equity. Net debt represents borrowings less cash and cash equivalents. The Company met its objective by monitoring borrowing activities.

The Company and its subsidiaries are not subject to externally imposed capital requirements.

	March 31, 2026	March 31, 2025
Total loans	$877,904	$1,875,355
Less: cash and cash equivalents	(221,841)	(748,721)
Net debt	656,063	1,126,634
Total equity	$9,628,123	$4,989,769
Gearing ratio	7%	23%

2.	Financial risk

Financial risk management objectives and policies

The Group’s major financial instruments include trade and other receivables, related parties receivables, cash and cash equivalents, trade and other payables, related parties payables, short-term loans and long-term bank loans. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include credit risk, market risk (interest rate risk and currency risk) and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

3.	Market risk

(i)	Foreign currency risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in HK$. Substantially all of our assets are denominated in HK$. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the HK$. If the HK$ depreciates against the U.S. dollar, the value of our HK$ revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of March 31, 2026 and 2025, our accumulated other comprehensive income (loss) was $(9,877) and $10,819, respectively. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

As at March 31, 2026, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to perform an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated balance sheet.

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

Liquidity tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities as at March 31, 2026 based on agreed repayment terms. The tables have been drawn up based on undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows.

As at March 31, 2026

	Within 1 year	Over 1 year	Total
Bank loans	$877,904	$-	$877,904
Lease liability	314,985	65,275	380,260
Trade and other payables	873,941	-	873,941
Income tax payable	17,188	-	17,188
Related parties payables	$984,368	$-	$984,368
Total	$3,068,386	$65,275	$3,133,661

6.	Fair value

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

During the years ended March 31, 2026, 2025 and 2024, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost approximate their fair values.

NOTE 30 — COMMITMENTS AND CONTINGENCIES

(1)

The Company is obligated to remit a final payment of $1,437,500 to a supplier in connection with its acquisition of Chinese herbs.

Save for the foregoing obligation, together with the bank loans and lease liability as disclosed in Note 25 and Note 26, respectively, no other commitment was identified by the Company.

(2)	Please see Note 25 and Note 26 for the obligation of future payment.

No contingency is identified by the Company as of March 31, 2026.

NOTE 31 — EVENTS AFTER THE BALANCE SHEET

The Company has evaluated subsequent events through the date the financial statements were available to be issued. Based on the review, the Company did not identify any material subsequent event except disclosed below that is required disclosure in the consolidated financial statements.

In April 2026, the Company issued 24,999,972 subscription shares as requested the warrant exercise.

On July 15, 2026, the Company disposed New Ben, one of its subsidiaries, to its original shareholder.

On January 12, 2026, Nasdaq notified the Company that it failed the $1.00 minimum common-stock closing-bid-price listing requirement after 30 consecutive non-compliant business days. An initial 180-day remedy window expired July 13, 2026. Nasdaq granted an 180-day extension in a July 14, 2026 written notice, extending the deadline to regain listing-rule compliance to January 11, 2027.